
03059828

Velocity express


SEC MAIL PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.
SECTION

Velocity Express Corporation
2002 Annual Report

VELOCITY EXPRESS CORPORATION

TABLE OF CONTENTS



SEC MAIL
PROCESSING
RECEIVED
AUG 18 2003
WASH. D.C.
152
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 29, 2002

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**87-0355929**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7803 Glenroy Road, Suite 200, Minneapolis, Minnesota	**55439**
(Address of Principal Executive Offices)	(Zip Code)

(612) 492-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $0.004 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: $8,917,666 as of September 18, 2002.

As of September 18, 2002, there were 4,162,120 shares of Common Stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

PART I.

Forward-Looking Information

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Velocity Express Corporation (the "Company") notes that certain statements in this Form 10-K and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. Additionally, such statements are based, in part, on assumptions made by, and information currently available to, management, including management's own knowledge and assessment of the Company, the industry and competition. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-K is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

ITEM 1. DESCRIPTION OF BUSINESS

Organization

Velocity Express Corporation (formerly known as United Shipping & Technology, Inc.) and its subsidiaries are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company has not separately stated the revenues for its Canadian operations. The Company currently operates in a single-business segment.

Effective August 28, 1999, the Company acquired from CEX Holdings, Inc. ("CEX") all of the outstanding shares of common stock of Velocity Express, Inc. ("Velocity"), formerly known as Corporate Express Delivery Systems, Inc. ("CEDS"), a provider of same-day delivery solutions. CEDS was the surviving corporation in the merger. CEDS changed its name to US Delivery Systems, Inc., and subsequently changed its name to Velocity Express, Inc. Velocity is incorporated in Delaware. The results of Velocity's operations have been included in the Company's consolidated financial statements since August 28, 1999.

On December 18, 2001, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly-owned Delaware subsidiary, Velocity Express Corporation. The merger was effective as of January 4, 2002 at which time United Shipping & Technology, Inc. ceased to exist as a separate corporate entity, and all of its assets and liabilities became the assets and liabilities of Velocity Express Corporation. The name of the Company was changed to Velocity Express Corporation.

Company Overview

The Company has one of the largest nationwide networks of customized, time-critical delivery solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the financial, healthcare, office products, technology, and energy sectors.

The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer.

- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence. Distribution logistics typically involves receiving bulk shipments from the customer and dividing and sorting them for delivery to specific locations. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

Acquisition and Integration of CEDS

Immediately after the acquisition of CEDS, the Company initiated various post-merger integration and consolidation initiatives. In fiscal 2000, the Company integrated CEDS' management team into its own, resulting in the elimination of redundant positions and the realignment and "right sizing" of CEDS' field management structure. Upon the completion of this integration, the Company then began divesting CEDS' non-core air courier business operations, with the sale of one of the three acquired air courier operations in June 2000 and the closing or consolidation of unprofitable locations.

In fiscal 2001, the Company divested the second of the three non-core air courier operations in October 2000 and in the third quarter of fiscal 2001 announced the implementation of a multi-faceted restructuring program allowing it to accelerate the "right-sizing" of its operations. As a result, the Company streamlined and downsized its operations by reducing its workforce and consolidating various locations. The total charge associated with this restructuring program was $7.1 million consisting of severance costs of $2.2 million, $3.3 million for rental costs associated with the termination of building leases and location rationalization costs and $1.6 million for the write off of equipment.

In fiscal 2002, the Company divested its third air courier business operation in October 2001 and then focused its efforts on increasing the efficiency of its driver costs through the variable cost delivery model and its back office processes. In July 2001, Company began the transition to a variable cost delivery model using independent contractors and employee-owner operators in greater proportion to employee drivers. This transition resulted in improved insurance expense and improvement in overall driver and vehicle-related costs. During the same period the Company began integrating, through technology, all back office processes into one common platform, which allowed the Company to eliminate numerous redundant functions within its back office structure.

For further discussion regarding the impact these initiatives had on the operating performance of the Company, please see additional discussion in the "Management's Discussion and Analysis" section below.

Industry Overview

The Company operates in the same-day transportation and logistics industry, which includes scheduled and non-scheduled, same-day transportation of documents and packages in local and inter-city markets. The industry also provides warehousing, facilities management and logistics solutions, as well as supply chain management and cross-dock and package aggregation services.

The Company believes the market for same-day transportation services is large and growing. Based on industry studies, the U.S. same-day transportation services market is estimated to generate revenues in excess of $20 billion per year. Although the market is large, it is highly fragmented. There are relatively low entry barriers in this market as the capital requirements to start a local courier business are relatively small and the industry is not subject to extensive regulation. The Company believes there are currently as many as 6,000 same-day transportation companies in the United States. Most are privately held and operate only on the local level. The focus is generally on operations, with little attention given to marketing and sales. Accordingly, the Company believes there is little perceived service differentiation between competitors, and that customer loyalty is generally short-term.

There are no dominant brands in the same-day transportation industry, and there is a relatively basic level of technology usage. By contrast, the next-day package delivery industry is highly consolidated and dominated by large, well-recognized companies such as UPS® and Federal Express®, both of which use technology extensively.

The Company expects that further growth in the same-day transportation market will be fueled by corporate America's trend toward outsourcing and third-party logistics. Many businesses that outsource their distribution and logistics needs prefer to purchase such services from one source, capable of servicing multiple cities nationwide. Outsourcing decreases their number of vendors and also maximizes efficiency, improves customer service and simplifies billing. Customers are also seeking to reduce their cycle times and implement "supply chain management" and "just-in-time" inventory management practices designed to reduce inventory carrying costs. The growth of these practices has increased the demand for more reliable delivery and logistics services. The Company believes that same-day transportation customers increasingly seek greater reliability, convenience, and speed from a trusted package delivery provider. Customers are also seeking to streamline their processes, improve their customer-vendor relationships and increase their productivity. The Company believes it is the only national same-day transportation and logistics service provider with the geographic reach and national footprint to meet these evolving needs.

Regulation and Safety

The Company's business and operations are subject to various federal, state, and local regulations and, in many instances, require permits and licenses from these authorities. The Company holds nationwide general commodities authority from the Federal Highway Administration of the U.S. Department of Transportation to transport certain property as a motor carrier on an inter-state basis within the contiguous 48 states and, where required, holds statewide general commodities authority. The Company is also subject to regulation by the Federal Aviation Administration/Transportation Safety Administration for cargo shipments intended for transport on commercial airlines.

In connection with the operation of certain motor vehicles, the handling of hazardous materials in its delivery operations and other safety matters, including insurance requirements, the Company is subject to regulation by the U.S. Department of Transportation and the states. The Company is also subject to regulation by the Occupational Safety and Health Administration, provincial occupational health and safety legislation and federal and provincial employment laws with respect to such matters as hours of work, driver logbooks and workers' compensation. The Company believes that it is in compliance with all of these regulations. Failure to comply with the applicable regulations could result in substantial fines or possible revocations of one or more of the Company's operating permits.

From time to time, the Company's drivers are involved in accidents. The Company carries liability insurance with a per claim self-insured retention of $750,000. Owner-operators and independent contractors are required to maintain auto liability insurance at amounts required by the Company. The Company also has insurance policies covering property and fidelity liability, which coverage includes all drivers. The Company reviews prospective drivers to ensure that they have acceptable driving records, and pass a criminal background and drug test.

Sales and Marketing

The Company has initiated a comprehensive sales and marketing program that emphasizes its competitive position as the leading national provider of same-day transportation services. The Company has also realigned its national accounts and logistics team, and restructured its field sales organization to effectively pursue growth opportunities. Sales efforts are conducted at both the local and national levels through the Company's extensive network of local sales representatives. The Company employs 68 marketing and sales representatives who make regular calls on existing and potential customers to determine their ongoing delivery and logistics needs. Sales efforts are coordinated with customer service representatives who regularly communicate with customers to monitor the quality of services and quickly respond to customer concerns.

The Company's sales department develops and executes marketing strategies and programs that are supported by corporate communications and research services. The corporate communications department also provides ongoing communication of corporate activities and programs to employees, the press and the general public. The expansion of the Company's national sales program and continuing investment in technology to support expanding operations have been undertaken at a time when large companies are increasing their demand for delivery providers who offer a range of delivery services at multiple locations. As of the end of fiscal 2002, approximately 66 percent of the Company's revenues come from customers with whom the Company has entered into contracts, which typically carry a term of one to three years.

Competition

The Company competes with a number of established, local, same-day couriers and messenger services. Competition in local markets is intense. Nationally, the Company competes with other large companies having same-day transportation operations in multiple markets. Although many of the Company's competitors have substantial resources and experience in the same-day transportation business, the Company believes that its national presence, wide array of service offerings, use of sophisticated technology and branding strategy will allow it to successfully compete in any market in which it currently operates or may elect to enter.

There are also a number of national and international carriers who provide document and package shipment solutions to individuals and business customers. This market, which is dominated by major carriers such as UPS®, Federal Express®, Airborne™, DHL™ and the United States Postal Service, is also extremely competitive. However, these companies engage primarily in the next-day and second-day ground and air delivery businesses and operate by imposing strict drop-off deadlines and rigid package dimension and weight limitations on customers. By comparison, the Company operates in the same-day transportation business, and handles customized delivery needs on either a scheduled, distribution or expedited basis. Accordingly, the Company does not believe that it is in direct competition with these major carriers in same-day transportation services although there are no assurances that one of these entities might not enter its market.

Technology

The Company believes the integration of high-tech communications software within the currently low-tech same-day transportation business can provide a market differentiation between its services and those of its competitors. The Company believes customers will be attracted to companies with the ability to offer greater efficiency, service, and information through the use of technology. The Company plans to continue to use technology to manage and coordinate its dispatching, delivery, tracking, warehousing and logistics, and other back office functions in order to help its customers and itself operate more efficiently and cost-effectively. To meet the customers' needs for reliability, efficiency and speed, the Company has implemented and will continue to implement the following technology initiatives:

- Smart package tracking technology which will provide a single source of aggregated delivery information to national customers;
- A customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval; and
- Route optimization software for large-market delivery efficiency

Trademarks

The Company currently has applications for trademarks and service marks ("marks") in the United States and internationally, including but not limited to, Velocity Express^{SM} and Relentless Reliability^{SM}. There can be no assurance that any of these marks, if registered, will afford the Company protection against competitors with similar marks that may have a prior use date. In addition, no assurance can be given that others will not infringe upon the Company's marks, or that the Company's marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by the Company, and if instituted, that such challenges will not be successful.

Employees

As of June 29, 2002, the Company had approximately 2,389 employees, of whom approximately 823 primarily were employed in various management, sales, and other corporate positions and approximately 1,566 were employed as drivers and operations personnel. Additionally, the Company had contracts with approximately 3,557 independent contractor drivers in its delivery operations in North America. The Company believes that its relations with its employees are good and the Company is not a party of any collective bargaining agreement.

ITEM 2. DESCRIPTION OF PROPERTY

As of June 29, 2002, The Company operated from 154 leased facilities in the United States and Canada (not including customer-owned facilities). These facilities are principally used for distribution and warehousing operations. The table below summarizes the location of our current leased facilities within the United States:

State	Number of Leased Facilities	State	Number of Leased Facilities
Alabama	3	Nebraska	2
Arizona	2	Nevada	1
Arkansas	3	New Jersey	4
California	9	New Mexico	2
Colorado	1	New York	16
Connecticut	1	North Carolina	8
Delaware	2	North Dakota	2
District of Columbia	1	Oklahoma	4
Florida	8	Oregon	1
Georgia	6	Pennsylvania	7
Idaho	1	South Carolina	1
Illinois	3	South Dakota	2
Iowa	9	Tennessee	4
Kansas	1	Texas	12
Louisiana	8	Utah	1
Maryland	3	Virginia	9
Massachusetts	1	Washington	4
Minnesota	4	Wisconsin	2
Mississippi	4	**Total facilities in U.S.**	**152**

The Company's corporate headquarters is located at Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota, and its financial service center is located at 7676 Hillmont, Suite 300, Houston, Texas. The Company believes that its properties are well maintained, in good condition and adequate for its present needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required.

As of June 29, 2002, the Company leased approximately 1,318 vehicles of various types through operating leases, which were operated by drivers employed by the Company. The Company also engages independent contractors who provide their own vehicles and are required to carry insurance coverage at levels dictated by the Company.

Aggregate rental expense, primarily for facilities, was approximately $16.5 million for the year ended June 29, 2002. See Note 10 to the Company's Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Velocity is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involve workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. Velocity carries workers compensation insurance and auto liability coverage for its employees for the current policy year. Velocity and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of Velocity. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes, are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.
- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to shareholders during the fourth quarter of fiscal 2002.

PART II.

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock currently trades under the symbol "VEXP" on the Nasdaq SmallCap Market. The following table sets forth the quarterly high and low closing prices for the Company's Common Stock, as reported by Nasdaq for each full quarterly period within the two most recent fiscal years. These prices represent inter-dealer prices without adjustment for mark-up, mark-down or commission and do not necessarily reflect actual transactions.

Period	High	Low
Fiscal 2002:		
First Quarter	$ 5.43	$ 2.65
Second Quarter	14.50	4.50
Third Quarter	17.00	7.55
Fourth Quarter	9.95	2.98
Fiscal 2001:		
First Quarter	$45.47	$19.69
Second Quarter	24.38	8.75
Third Quarter	12.50	3.75
Fourth Quarter	3.75	2.00

The closing price of the Company's stock on September 24, 2002 was $2.19.

On September 12, 2002, the number of registered holders of record of Common Stock was 395. Approximately 3,343 shareholders hold common stock in street name.

The transfer agent for the Company's Common Stock is American Stock Transfer & Trust, 40 Wall Street, New York, New York.

The Company has not paid any cash dividends on its Common Stock and expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued operations of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

Recent Sales of Unregistered Securities

The following describes sales of the Company's securities in the last fiscal quarter without registration under the Securities Act of 1933 (the "Securities Act"):

Pursuant to Stock Purchase Agreements entered into during April 2002, the Company issued 5,865,331 shares of Series G Convertible Preferred Stock (Series G Preferred) to one institutional investor, twelve accredited investors and four employees of the Company for $0.75 per share for proceeds of $4.4 million. Of the total proceeds, $4.1 million was received in cash, and $310,000 was in exchange for services performed for the Company. The initial conversion price of the Series G Preferred was $3.75, and, at the time of issuance, each share of Series G Preferred was convertible, upon shareholder approval, into 0.2 shares of the Company's common stock. Series G Preferred shareholders must wait at least 180 days from the date of the issuance of the shares before requesting registration rights.

The Company did not use an underwriter or placement agent in connection with this securities transaction, and no underwriting commissions were paid. No means of general solicitation was used in offering the securities. The securities were sold to a limited group of accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933 (the "Securities Act") in a private placement transactions, exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets for information about the Company's equity compensation plans as of June 29, 2002. For more information about the Company's stock option plans, see Note 8 to the Consolidated Financial Statements.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,168,210	$13.90	983,559
Equity compensation plans not approved by security holders	—	—	—
Total	1,168,210	$13.90	983,559

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is selected financial data for fiscal years 2002, 2001, 2000, 1999, and 1998:

	Year Ended				
	June 29, 2002	June 30, 2001	July 1, 2000(1)	June 30, 1999	June 30, 1998
	(In thousands, except per share data)				
Selected Statements of Operations Data:					
Revenue	$342,727	$471,682	$471,152	$ 1,483	$ 953
Cost of services	264,766	377,498	364,881	746	775
Gross profit	77,961	94,184	106,271	737	178
Operating expenses	76,040	116,425	129,584	3,628	2,082
Restructuring charge	—	7,060	—	—	—
Operating income (loss)	1,921	(29,301)	(23,313)	(2,891)	(1,904)
Net interest (expense) income	(12,577)	(6,334)	(5,272)	(4)	3
Common stock warrant charge	(1,048)	—	—	—	—
Other income	1,225	364	373	—	—
Net loss	$ (10,479)	$ (35,271)	$ (28,212)	$(2,895)	$(1,901)
Net loss applicable to common shareholders	$ (20,357)	$ (35,022)	$ (31,720)	$(2,895)	$(1,901)
Basic and diluted loss per common share	$ (5.82)	$ (10.51)	$ (11.37)	$ (2.10)	$ (1.91)
Basic and diluted weighted average number of common shares outstanding	3,500	3,333	2,790	1,376	995

	As of				
	June 29, 2002	June 30, 2001	July 1, 2000	June 30, 1999	June 30, 1998
Balance Sheet Data					
Working capital (deficit)	$ 21,155	$ (2,809)	$ (18,607)	$ 1,151	$ 2,148
Total assets	113,889	158,375	181,723	4,388	3,553
Long-term debt and capital leases	38,756	61,242	39,495	616	61
Redeemable preferred stock	—	35,421	25,261	—	—
Shareholders' equity (deficit)	29,315	(31,592)	(1,123)	2,947	3,201

(1) During the first quarter of fiscal 2000, the Company acquired all the common stock of Velocity Express, Inc., formerly known as Corporate Express Delivery Systems, Inc. The results of operations of Velocity are included from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements and such differences may be material.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, goodwill and intangible assets, insurance reserves, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- ***Allowance for Doubtful Accounts***

  The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments when due or within a reasonable period of time thereafter. Estimates are used in determining this allowance based on the Company's historical collection experience, current trends, credit policy and a percentage of accounts receivable by aging category. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make required payments, additional allowances may be required.

- ***Goodwill and Intangible Impairment***

  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* in June 2001. Effective with fiscal 2002 as a result of adopting this new standard, the Company no longer amortizes goodwill. Rather, goodwill is subjected to impairment testing, which requires that the Company estimate the fair value of its goodwill and compare that estimate to the amount of goodwill recorded on the balance sheet. The estimation of fair value requires making judgments concerning future cash flows and appropriate discount rates. These cash flow estimates take into account current customer volumes and the expectation of new or renewed contracts, historic gross margins, historic working capital parameters and planned capital expenditures. The estimate of the fair value of goodwill could change over time based on a variety of factors, including the actual operating performance of the Company. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

- ***Insurance Reserves***

  The Company maintains an insurance program with insurance policies that have deductibles as follows: $250,000 for workers' compensation, $750,000 for automobile liability and $200,000 for employee medical costs. The Company reserves the estimated amounts of uninsured claims and deductibles related to such insurance retentions for claims that have occurred in the normal course of business. These reserves are established by management based upon the recommendations of third-party administrators who perform a specific review of open claims, with consideration of incurred but not reported claims, as of the balance sheet date. Actual claim settlements may differ materially from these estimated reserve amounts.

- ***Income Taxes***

  In determining the carrying value of the Company's net deferred tax assets, the Company must assess the likelihood of sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions in order to realize the benefit of these assets. Management evaluates whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances. During the year ended June 29, 2002, the Company recorded $5.3 million of valuation allowances related to its net deferred tax assets.

- ***Contingencies***

  As discussed in Note 10 to the consolidated financial statements, the Company is involved in various legal proceedings and contingencies and has recorded liabilities for these matters in accordance with SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires a liability to be recorded based on the Company's estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency were settled for an amount greater than the estimate, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than the estimate, a future credit to income would result.

Historical Results of Operations

Quarter and Year ended June 29, 2002 Compared to Quarter and Year Ended June 30, 2001

Revenue for the quarter ended June 29, 2002 decreased $25.7 million or 24.1% to $81.0 million from $106.7 million for the quarter ended June 30, 2001. The decrease in revenue for the quarter ended June 29, 2002 is primarily the result of the elimination by the Company of $21.0 million of low-margin business and the consolidation of unprofitable locations, and $4.7 million from the divesture of a non-core air courier business operation compared to the same period last year.

Revenue for the year ended June 29, 2002 decreased $129.0 million or 27.3% to $342.7 million from $471.7 million for the year June 30, 2001. The decrease in revenue for the year ended June 29, 2002 is primarily the result of the elimination by the Company of $96.4 million of low-margin business and the consolidation of unprofitable locations, and $32.6 million from the divesture of a non-core air courier business operation compared to the same period last year. Revenue by service offering for the year ended June 29, 2002 was as follows:

Scheduled logistics	53.2%
Distribution logistics	23.4%
Expedited logistics	23.4%

Cost of services for the quarter ended June 29, 2002 was $61.4 million, a reduction of $24.7 million or 28.7% from $86.1 million for the quarter ended June 30, 2001. Cost of services improved 4.9 percentage points as our costs as a percentage of revenue decreased from 80.7% to 75.8% for the quarter ended June 29, 2002. Approximately $20.9 million of the savings in cost of services correlates to the reduced revenue described above, including $4.0 million as a result of the divestiture of a non-core air courier business operation. Approximately $3.8 million relates to efficiencies gained as the Company continues to move to a variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers. This variable cost strategy has resulted in improved insurance expense and improvement in overall driver and vehicle-related costs. For example, at this time last year, the Company was funding $1.3 million per month in self-insurance risk for workers' compensation and auto liability. Today, because of improvements, the Company funds the same risk for $0.5 million per month, a savings of $0.8 million per month. Cost of services as a percentage of revenue also improved 0.6 percentage points when comparing the results of the fourth quarter of 2002 to those of the third quarter of 2002.

Cost of services for the year ended June 29, 2002 was $264.8 million, a reduction of $112.7 million or 29.9% from $377.5 million for the year ended June 30, 2001. Cost of services improved 2.7 percentage points as our costs as a percentage of revenue decreased from 80.0% to 77.3% for the year ended June 29, 2002. Approximately $103.6 million of the savings in cost of services relates to the reduced revenue described above, including $26.7 million as a result of divesture of a non-core air courier business operation. Approximately $9.1 million relates to the Company's continued efforts of moving to a variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers. This variable cost strategy has resulted in improved insurance expense and improvement in overall driver and vehicle-related costs. The improvement in the gross margin percentage was due to a 2.4 percentage point improvement in insurance expense resulting from focus on numerous safety initiatives and a 0.3 percentage point improvement in overall driver and vehicle-related costs resulting from the Company's continued efforts of moving to a variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers.

Selling, general and administrative ("SG&A") expenses for the quarter ended June 29, 2002 were $14.9 million or 18.4% of revenue, a reduction of $6.8 million or 31.3% as compared with $21.7 million or 20.4% of revenue for the quarter ended June 30, 2001. The decrease in SG&A for the quarter is a result of integrating, through technology, all back office processes into one common platform resulting in savings of approximately $4.8 million, the sale of a non-core air courier business operation of $0.5 million, and the impact of implementing SFAS No. 142 *Goodwill and Other Intangible Assets,* whereby the Company no longer amortizes its goodwill resulting in savings of $1.5 million in amortization. This focus has enabled the Company to realize a year-over-year improvement of 2.0 percentage points. Compared to the third quarter of fiscal 2002, SG&A as a percentage of revenue improved by 0.5 percentage points.

SG&A expenses for the year ended June 29, 2002 were $63.0 million or 18.4% of revenue, a reduction of $37.9 million or 37.6% as compared with $100.9 million or 21.4% of revenue for the year ended June 30, 2001. The decrease in SG&A is the result of integrating, through technology, all back office processes into one common platform of approximately $27.0 million, the sale of a non-core air courier business operation of $4.8 million, and goodwill amortization savings of $6.1 million.

As compensation for structuring and finalizing the agreement between the Company and CEX, the Company issued common stock warrants in the first quarter of fiscal 2002. The fair value of the warrants was approximately $1.0 million and is included in other expense in the statement of operations.

Occupancy charges for the quarter ended June 29, 2002 were $3.0 million, a reduction of $0.8 million or 21.1% from $3.8 million for the quarter ended June 30, 2001. Occupancy charges for the year ended June 29, 2002 were $13.1 million, a reduction of $2.5 million or 16.0% from $15.6 million for the year ended June 30, 2001. The improvement for the quarter and the year is due to divestitures of a non-core air courier business operation, the consolidation of operating locations, and the closure of the former corporate headquarters in Houston, Texas.

Interest expense for the quarter ended June 29, 2002 decreased $0.8 million to $0.8 million from $1.6 million for the quarter ended June 30, 2001 as a result of lower interest rates.

Interest expense for the year ended June 29, 2002 increased $6.3 million to $12.6 million from $6.3 million for the year ended June 30, 2001. Included in interest expense for the period are certain non-cash charges related to the conversion of the Series D Bridge Notes and interest thereon amounting to approximately $4.7 million as well as a non-cash charge of $4.0 million related to a long-term guarantee the Company received from its largest shareholder on two letters of credit supporting the Company's revolving credit facility. Interest expense related to the Company's borrowings decreased over the same period in the prior year as a result of lower interest rates.

As a result of the foregoing factors, the net income for the quarter ended June 29, 2002 was $0.9 million, compared with a net loss of $8.6 million for the same period in fiscal 2001, an improvement of $9.5 million or 110%.

The net loss for the year ended June 29, 2002 was $10.5 million, compared with $35.3 million for the same period in fiscal 2001, an improvement of $24.8 million or 70.3%. Had the effect of one-time non-cash interest charges of $9.1 million been excluded, net loss for the year ended June 29, 2002 would have been $1.4 million, compared with $35.3 million for the same period in fiscal 2001, which would have been an improvement of $33.9 million.

Net loss applicable to common shareholders was $20.4 million for the year ended June 29, 2002 as compared with $35.0 million for the year ended June 30, 2001. The difference between net loss applicable to common shareholders and net loss was comprised of non-cash charges associated with the Company's redeemable preferred stock. With the elimination of the redemption features, the preferred stock is now classified as permanent equity, and the Company is no longer required to take charges of this nature.

Quarter and Year ended June 30, 2001 Compared to Quarter and Year Ended July 1, 2000

In comparing the results of fiscal 2001 to fiscal 2000, there are several factors to consider. Although fiscal 2001 contained two additional months of Velocity results compared with fiscal 2000, many consolidation and post-merger integration initiatives that were started in fiscal 2000 continued to be implemented throughout fiscal

2001. These initiatives included divestiture of specific non-core business operations at the end of fiscal 2000 and early in fiscal 2001, the closing of unprofitable locations, and the consolidation of other strategic locations. Additionally, beginning in the third quarter of fiscal 2001, a Company-wide restructuring program that included continued location and business rationalization as well as significant general and administrative cost savings measures was implemented.

Revenue for the year ended June 30, 2001 increased $0.6 million or 0.1% to $471.7 million from $471.1 million for the year ended July 1, 2000. Results of fiscal 2000 include the results of Velocity as of the August 1999 acquisition date and are inclusive of ten months rather than twelve months of activity as in fiscal 2001. Revenues year over year remained relatively flat despite the additional two months of activity in fiscal 2001 principally due to the Company's ongoing efforts to rationalize its business going forward and to exit unprofitable markets. Furthermore, the Company realized lower revenues in fiscal 2001 as a result of certain operations that were sold at the end of fiscal 2000 and during the current year.

Revenue for the quarter ended June 30, 2001, decreased $32.9 million or 23.6% to $106.7 million from $139.6 million for the quarter ended July 1, 2000. The decrease in revenue for the quarter ended June 30, 2001 is primarily the result of the following: (1) the loss of revenues from divesture of non-core business operations of approximately $19.5 million over the same quarter last year, (2) the closing or consolidation of unprofitable locations of approximately $8.0 million; and (3) adverse economic conditions resulting in lost revenue of approximately $5.5 million.

Cost of services for the year ended June 30, 2001 increased $12.6 million or 3.5% to $377.5 million from $364.9 million for the year ended July 1, 2000, and as a percentage of revenue, increased from 77.4% to 80.0%. The increase in cost of services resulted from increased costs associated with having twelve months of activity in fiscal 2001 compared to ten months in fiscal 2000 as well as from increased insurance costs compared to the prior year. The increase was offset by decreased costs resulting from the revenue decrease described above as certain of these costs are variable and follow the revenue level, as well as from decreased costs associated with operations that were sold as describe above.

Cost of services for the quarter ended June 30, 2001 decreased $22.3 million or 20.6% to $86.1 million from $108.4 million for the quarter ended July 1, 2000, and as a percentage of revenue, increased from 77.6% to 80.7%. The overall dollar decrease is consistent with the revenue trend discussed above, while the increase in cost of services as a percentage of revenue is principally the result of increased insurance costs associated with the Company's self-insurance program and an overall hardening in the insurance market.

SG&A expenses for the year ended June 30, 2001 were $116.4 million or 24.7% of revenue as compared with $129.6 million or 27.5 % of revenue for the year ended July 1, 2000, a decrease of $13.2 million or 10.2%. The decrease in SG&A, despite the additional two months of activity for Velocity in fiscal 2001, is the result of the Company's cost-cutting initiatives in fiscal 2000 as well as the result of the restructuring programs initiated in the third quarter of fiscal 2001.

SG&A expenses for the quarter ended June 30, 2001 were $25.5 million or 23.9% of revenue as compared with $36.6 million or 26.2 % of revenue for the quarter ended July 1, 2000, a decrease of $11.1 million or 30.2%. The decrease in SG&A for the quarter is a result of the sale of various operations of $4.1 million, and the continued efforts by the Company to integrate the administrative functions of the Company of approximately $7.0 million.

The Company began implementing a multi-faceted restructuring program in March 2001 to allow it to achieve a cost structure to better position itself to achieve profitability in the ever-changing logistics and transportation marketplace. The Company has streamlined and downsized its operations by reducing its workforce and consolidating various locations. As of June 30, 2001, the Company has taken a restructuring charge of $7.1 million consisting of severance costs in the amount of $2.2 million related to the workforce reduction of 234 full-time employees, $3.3 million for rental costs associated with the termination of building leases and location rationalization costs, and $1.6 million for the write off of equipment. As of June 30, 2001, approximately $4.8 million in costs have been charged against the reserve.

Interest expense for the year ended June 30, 2001 increased $1.1 million to $6.3 million from $5.3 million for the year ended July 1, 2000. The increase for the fiscal year is primarily due to twelve months of borrowings under the revolving note in fiscal 2001 compared to ten months of borrowings in fiscal 2000.

Interest expense for the quarter ended June 30, 2001 decreased $0.5 million to $1.6 million from $2.1 million for the quarter ended July 1, 2000. The decrease for the quarter is principally attributable to lower interest rates and lower average borrowings under the Company's revolving note.

As a result of the foregoing factors, the net loss for the year and quarter ended June 30, 2001, including one-time restructuring charges of $7.1 million and $2.6 million, respectively, was $35.3 million and $8.6 million, respectively, compared with $28.2 million and $7.5 million, respectively, for the same periods in 2000.

Use of EBITDA

The Company evaluates operating performance based on several measures, including income (loss) applicable to common shareholders plus interest, income taxes, non-cash depreciation and amortization ("EBITDA"). The Company considers EBITDA an important indicator of the operational strength and performance of its business because EBITDA is used as an acceptable measurement in the Company's industry and the Company believes this indicator gives investors and shareholders a benchmark to compare the Company's results to both other industry competition as well as the Company's historical results; however, EBITDA is a supplemental measure of performance and is not intended to represent measures of performance in accordance with disclosures required by generally accepted accounting principles ("GAAP"). Furthermore, EBITDA presented herein may not be comparable to similarly titled measures reported by other companies. Management believes that there is no limitation on its discretionary use of funds depicted by EBITDA.

In the fourth quarter of fiscal 2002, the Company reported income from operations of $1.7 million as compared to a loss from operations of $7.5 million in the fourth quarter of fiscal 2001, an improvement of $9.2 million. Furthermore, the Company reported positive EBITDA of $3.0 million as compared to negative EBITDA of $3.9 million in the fourth quarter of fiscal 2001, an improvement of $6.9 million.

For the year ended June 29, 2002, the Company reported income from operations of $1.9 million as compared to a loss from operations of $29.3 million for the same period in fiscal 2001. The Company also reported positive EBITDA of $6.8 million as compared to negative EBITDA of $17.3 million for the same period in fiscal 2001, an improvement of $24.1 million. These improvements are the result of the Company's transition to a variable cost driver model, back office consolidation, and improvements to the balance sheet, which have been discussed above.

Cash flow used in operations was $4.4 million for the fourth quarter of fiscal 2002 as compared to $3.9 million in the prior year comparable period. In the fourth quarter of fiscal 2002, the use of funds was comprised of cash flow provided by operations of $2.3 million and cash flow consumed as a result of working capital changes of $6.7 million, while in fiscal 2001, the use of funds was comprised of cash flow used in operations of $6.4 million and cash flow provided as a result of working capital changes of $2.5 million. During the fourth quarter of fiscal 2002, the Company generated $2.9 million in working capital through the reduction of accounts receivable, while the implementation of the variable cost strategy has lowered the days required to fund accounts payable leading to a use of working capital of $2.9 million. The remaining use of working capital included approximately $3.0 million for the funding of the Company's self-insurance risk associated with workers' compensation and auto liability insurance and settlement of pre-acquisition legal lawsuits, and $3.7 million for other accruals, including wages and benefits. During the fourth quarter of fiscal 2001, the Company generated $3.3 million in working capital through the reduction of accounts receivable and $1.7 million from increased accounts payable. The remaining use of working capital included approximately $3.2 million for the funding of the Company's self-insurance risk associated with workers' compensation and auto liability insurance and settlement of pre-acquisition legal lawsuits, offset by $0.7 million for other accruals, including wages and benefits.

Cash flow used as a result of investing activities during the fourth quarter of fiscal 2002 was $1.3 million and consisted of capital expenditures used for the Company's customer-driven technology solutions initiative and capitalized costs related to the integration of the back office. During the fourth quarter of 2001, cash flow provided as a result of investing activities was $2.6 million and consisted of proceeds from the sale of assets of $1.7 million and the settlement of a note receivable of $0.9 million.

Cash flow generated from financing activities in the fourth quarter of fiscal 2002 amounted to $4.9 million, compared to $3.4 million in the fourth quarter of fiscal 2001. In fiscal 2002, the source of funds was primarily from the private placement of Series G Convertible Preferred Stock through which the Company raised net cash proceeds of approximately $4.1 million. Long-term debt and notes payable resulted in net cash flow of $0.8 million, comprised of $0.3 million paid for debt financing costs, and $1.1 million provided by the revolving credit facility. During the fourth quarter of 2001, cash flow from financing activities was mainly from long-term debt and notes payable resulting in cash flow of $3.2 million, including $3.7 million provided by the revolving credit facility, $0.4 paid against acquisition notes and $0.1 million paid for debt financing costs. Net proceeds from issuance of preferred stock related to $0.2 million received on the Series D subscription notes. For more information on long-term debt or equity, refer to Notes 7 and 8, respectively, to the consolidated financial statements.

	Three Months Ended		Year Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
	(Amounts in thousands, except per share data)			
Revenue	$80,985	$106,658	$342,727	$471,682
Income (loss) from operations	1,690	(7,536)	1,921	(29,301)
Net income (loss)	909	(8,592)	(10,479)	(35,271)
Net income (loss) applicable to common shareholders	909	(6,314)	(20,357)	(35,022)
Net income (loss) per common share:				
Basic net income (loss) per share	$ 0.25	$ (1.87)	$ (5.82)	$ (10.51)
Diluted net income (loss) per share	0.04	(1.87)	(5.82)	(10.51)
Other financial data:				
Cash used in operating activities	(4,393)	(3,918)	(9,846)	(32,909)
Cash (used in) provided by investing activities	(1,278)	2,556	(3,799)	(29)
Cash provided by financing activities	4,852	3,389	13,417	31,877
EBITDA	2,950	(3,855)	6,794	(17,272)

A reconciliation of EBITDA to net income (loss) is as follows:

	Three Months Ended		Year Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
	(Amounts in thousands)			
EBITDA	$2,950	$(3,855)	$ 6,794	$(17,272)
Interest expense	(792)	(1,567)	(12,577)	(6,334)
Income taxes	24	(369)	(45)	(531)
Depreciation	(978)	(1,109)	(3,730)	(4,751)
Amortization	(295)	(1,692)	(921)	(6,383)
Net income (loss)	$ 909	$(8,592)	$(10,479)	$(35,271)

Liquidity and Capital Resources

Cash flow used in operations was $9.8 million for fiscal 2002. This use of funds was comprised of cash flow provided by operations of $3.4 million and cash flow absorbed as a result of working capital changes of $13.2 million. The execution of the Company's restructuring plan which was implemented in fiscal 2001, the integration, through technology, of all back office processes into one common platform, and the implementation of the variable cost strategy were the principal drivers in the change in working capital during fiscal 2002. During fiscal 2002 the Company has funded $3.9 million of its restructuring plans via the payment of severance costs and rental costs associated with the termination of building leases and location rationalizations. The Company generated $7.3 million in working capital through the reduction of accounts receivable, while the implementation of the variable cost strategy has lowered the days required to fund accounts payable leading to a use of working capital of $3.9 million. The remaining use of working capital during fiscal 2002 of $12.7 million included approximately $7.8 million for the funding of the Company's self-insurance risk associated with workers' compensation and auto liability insurance and settlement of pre-acquisition legal lawsuits, and $4.9 million for other accruals, including wages and benefits.

Cash flow used as a result of investing activities during fiscal 2002 was $3.8 million and consisted of capital expenditures of $4.9 million used for the Company's customer-driven technology solutions initiative and capitalized costs related to the integration of the back office, offset by proceeds of $1.2 million, primarily from the sale of a non-core air courier business operation. The Company's customer-driven technology solutions initiative is comprised of two elements: (i) smart package tracking technology which will provide a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval. Management accelerated the implementation of this technology solutions initiative in order to meet the needs of its targeted national customers. This solution will provide the Company's national customers with a single source of aggregated delivery information.

Cash flow generated from financing activities in fiscal 2002 amounted to $13.4 million during fiscal 2002. The primary source of cash during fiscal 2002 was the private placement of Series F and Series G Convertible Preferred Stock through which the Company raised net cash proceeds of approximately $11.3 million and $4.1 million, respectively. The exercise of stock options resulted in proceeds of $0.2 million. Long-term debt and notes payable resulted in a use of cash flow of $2.0 million during fiscal 2002, which included a $2.0 million payment made to CEX in connection with the finalization of all purchase price adjustments, $1.8 million paid for debt financing costs, and $1.7 million provided by the revolving credit facility. For more information on long-term debt or equity, please see Notes 7 and 8, respectively, to the consolidated financial statements.

The Company reported operating income of approximately $1.9 million for fiscal 2002 and has positive working capital of approximately $21.2 million at June 29, 2002. In August 2001, the Company completed certain purchase price adjustments to the CEX merger agreement related to the acquisition of Velocity that resulted in an improvement to the balance sheet of $42.8 million.

The Company reviews the adequacy of its provision for bad debts on a regular basis, taking into consideration customer payment trends, accounts receivable balances that have been outstanding greater than 90 days, customer payment trends in the transportation sector, and the strength of the overall economy. As a result of these reviews, the Company noticed a deterioration in its customers' payment practices in fiscal 2002 and increased its provision for bad debts to $2.3 million, an increase of $1.1 million over fiscal 2001's year-end balance of $1.2 million.

Contractual Obligations and Available Commercial Commitments

As of June 29, 2002, the Company had no outstanding purchase commitments for capital improvements. The following table presents information regarding contractual obligations by fiscal year (amounts in thousands):

	Payments Due					
	2003	2004	2005	2006	2007	Thereafter
Operating leases	$12,900	$10,045	$4,363	$2,119	$901	$536
Long-term debt	0	8	4,260(1)	—	—	—
Total	$12,930	$10,053	$8,623	$2,119	$901	$536

(1) Net of original issue discount of $740. Amount due at maturity is $5,000.

The following table presents information regarding available commercial commitments and their expiration dates by fiscal year (amounts in thousands):

	Commitment Expiration					
	2003	2004	2005	2006	2007	Thereafter
Line of credit	$—	$34,488	$—	$—	$—	$—

Note: for more information regarding operating leases, long-term debt and the line of credit, refer to Notes 10 and 7, respectively.

In the short term, the Company intends to continue the execution of activities it previously initiated over the past 18 months to further improve the operating performance of the Company and to meet its fiscal 2003 financial plan. These activities include, but are not limited to, expanding the variable cost model using independent contractors and employee owner-operators in greater proportion to employee drivers, the implementation of customer-driven technology solutions and continued leveraging of the consolidated back office SG&A platform. Currently, the Company has sufficient cash to fund the fiscal 2003 operating plan as discussed above. If, however, the Company elects to accelerate its transition to a variable cost model using independent contractors and employee owner-operators as a result of continued increases in insurance and fuel costs or expands the implementation of its customer-driven technology solutions due to customer demands or competitive pressures as a result of continued softness in the economy, the Company may need to secure additional funding. If additional funding is required, the Company will continue to secure additional financing from its lenders or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

In the long term, the Company intends to continue to fund its operations through the extension of its existing revolving credit and senior subordinated debt facilities. The revolving credit facility with Fleet Capital Corporation, allows for borrowings under the revolving note limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest for the first year is payable monthly at a rate of prime plus

1.25% (6.0% at June 29, 2002). The Company may elect the rate of LIBOR plus 3% at its discretion in which case interest is payable at the end of a LIBOR advance period. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The term of the facility is two years, ending January 2004. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.7 million at June 29, 2002, and is being amortized over the remaining three-year life of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement. If additional funding is required as a result of working capital requirements due to business expansion or changes in working capital requirements, the Company will attempt to secure additional financing from its existing lenders through the expansion of these facilities or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

Risk Factors

The Loss of Significant Customers Could Adversely Affect the Company's Business. The Company's contracts with its commercial customers typically have a term of one to three years, but are terminable upon 30 or 60 days notice. Although the Company has no reason to believe that these contracts will be terminated prior to the expiration of their terms, early termination of these contracts could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company Could Face Significant Risks of Tax Authorities Classifying Independent Contractors as Employees. A significant number of the Company's drivers are currently independent contractors (meaning that they are not its employees). From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. The Company does not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although the Company believes that the independent contractors the Company utilize are not employees under existing interpretations of federal and state laws, the Company cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers' compensation, will not change. If the IRS were to successfully assert that the Company's independent contractors are in fact its employees, the Company would be required to pay withholding taxes, extend additional employee benefits to these persons and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, the Company could be required to increase their compensation since they may no longer be receiving commission-based compensation. Any of the foregoing possibilities could increase the Company's operating costs and have a material adverse effect on its business, financial condition and results of operations.

Recent Terrorist Attacks Harmed The Company's Business and May Harm Business in the Future. The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the logistics industry generally and the Company's business specifically. Given the magnitude and unprecedented nature of the September 11 terrorist attacks, it is unclear what the long-term impact of these events will be on the logistics industry in general and on the Company's business in particular. Additional terrorist attacks, the fear of such attacks or increased hostilities could further negatively impact the logistics industry and the Company's business, financial condition and results of operations.

The Company May Need Additional Capital if it Accelerates its Operating Plan. Achieving the Company's financial goals involves the continued execution of activities initiated over the past 18 months, including expanding the variable cost model using independent contractors and employee owner-operators in greater proportion to employee drivers, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office SG&A platform. In the event that the Company elects to accelerate these activities due to customer demands or competitive pressures, the Company may need to secure additional funding.

To date, the Company has primarily relied upon debt and equity investments to fund operations and growth. If its strategy requires additional funding, the Company will continue to seek the required additional financing from lenders or through the issuance of additional equity; however, there can be no assurance that this funding can be obtained.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks.

The Company has revolving debt of $34.5 million at June 29, 2002 that is subject to variable interest rates. A one percent change in the interest rate would result in an impact of $345,000 on interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

CONTENTS	PAGE

Report of Independent Auditors

The Board of Directors and Shareholders
Velocity Express Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Velocity Express Corporation and subsidiaries as of June 29, 2002 and June 30, 2001, and the related consolidated statements of operations, cash flows and shareholders' equity (deficit) for each of the three years in the period ended June 29, 2002. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated September 4, 2002, the Company, as described in Note 13, has experienced negative cash flows from operations. The liquidity of the Company is dependent in part on its revolving credit facility which expires in January 2004. Note 13 describes management's plans to address these issues.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Velocity Express Corporation and subsidiaries at June 29, 2002, and June 30, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 29, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* in 2002.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
September 4, 2002, except for Note 13,
as to which the date is July 24, 2003

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value)

	June 29, 2002	June 30, 2001
ASSETS		
Current assets:		
Cash	$ 2,704	$ 2,932
Accounts receivable, net of allowance of $2,250 and $1,160 at June 29, 2002 and June 30, 2001, respectively	38,816	47,752
Accounts receivable—other	1,895	1,700
Prepaid workers' compensation and auto liability insurance	11,939	13,024
Other prepaid expenses	1,304	1,735
Other current assets	552	241
Total current assets	57,210	67,384
Property and equipment, net	10,970	8,842
Goodwill	42,830	80,468
Deferred financing costs, net	1,916	834
Other assets	963	847
Total assets	$113,889	$158,375
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Trade accounts payable	$ 19,543	$ 32,600
Accrued insurance and claims	6,084	9,601
Accrued wages and benefits	2,871	5,095
Accrued legal and claims	4,017	5,957
Other accrued liabilities	3,510	16,913
Current portion of long-term debt	30	27
Total current liabilities	36,055	70,193
Long-term debt	38,756	61,242
Accrued insurance and claims	9,763	23,111
Redeemable preferred stock	—	35,421
Shareholders' equity (deficit):		
Preferred stock, $0.004 par value, 50,000 shares authorized 13,568 shares issued and outstanding at June 29, 2002	64,480	—
Preferred warrants, 1,042 outstanding at June 29, 2002	7,600	—
Common stock, $0.004 par value, 150,000 shares authorized 3,663 and 3,429 shares issued and outstanding at June 29, 2002 and June 30, 2001, respectively	15	14
Stock subscription receivable	(26)	—
Additional paid-in-capital	57,152	47,867
Accumulated deficit	(99,766)	(79,409)
Foreign currency translation	(140)	(64)
Total shareholders' equity (deficit)	29,315	(31,592)
Total liabilities and shareholders' equity (deficit)	$113,889	$158,375

SEE ACCOMPANYING NOTES.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	June 29, 2002	June 30, 2001	July1, 2000
Revenue	$342,727	$471,682	$471,152
Cost of services	264,766	377,498	364,881
Gross profit	77,961	94,184	106,271
Operating expenses:			
Occupancy	13,071	15,570	13,975
Selling, general and administrative	62,969	100,855	115,609
Restructuring charge	—	7,060	—
Total operating expenses	76,040	123,485	129,584
Income (loss) from operations	1,921	(29,301)	(23,313)
Other income (expense):			
Interest expense	(12,577)	(6,334)	(5,272)
Common stock warrant charge	(1,048)	—	—
Other	1,225	364	373
Net loss	$ (10,479)	$ (35,271)	$ (28,212)
Net loss applicable to common shareholders	$ (20,357)	$ (35,022)	$ (31,720)
Basic and diluted net loss per share	$ (5.82)	$ (10.51)	$ (11.37)
Basic and diluted weighted average number of common shares outstanding	3,500	3,333	2,790

SEE ACCOMPANYING NOTES.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 1999	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —
Private placement of common stock	—	—	—	—	—	—	—	—	—	—
Warrants related to senior subordinated note	—	—	—	—	—	—	—	—	—	—
Value of preferred stock conversion feature	—	—	—	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	—	—	—	—	—	—
Warrants exercised	—	—	—	—	—	—	—	—	—	—
Conversion of note payable and accrued interest	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss										
Balance at July 1, 2000	—	—	—	—	—	—	—	—	—	—
Value of preferred stock conversion feature	—	—	—	—	—	—	—	—	—	—
Accretion of Series B Redeemable Preferred Stock to its redemption value	—	—	—	—	—	—	—	—	—	—
Adjustments to Series B redeemable preferred stock and Series B and C warrants	—	—	—	—	—	—	—	—	—	—
Stock options exercised	—	—	—	—	—	—	—	—	—	—
Warrants exercised	—	—	—	—	—	—	—	—	—	—
Common Stock warrant	—	—	—	—	—	—	—	—	—	—
Common Stock warrants issued for services rendered	—	—	—	—	—	—	—	—	—	—
Issuance of common stock as litigation settlement	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss										
Balance at June 30, 2001	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Bridge Notes	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Subscription notes	—	—	—	—	—	—	—	—	—	—
Value of Common Warrants issued in connection with sale of Series F Preferred	—	—	—	—	—	—	—	—	—	—
Accretion of Series B Redeemable Preferred Stock to its redemption value	—	—	—	—	—	—	—	—	—	—
Accretion of Series D Redeemable Preferred Stock to its redemption value	—	—	—	—	—	—	—	—	—	—
Adjustments to Series C and D warrants to fair value	—	—	—	—	—	—	—	—	—	—
Reclassification of Preferred instruments to Shareholders' Equity after redemption right waivers	2,807	24,304	2,000	13,600	1,895	11,327	1,073	11,603	—	—
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—
Common Stock warrants issued for services rendered	—	—	—	—	—	—	—	—	—	—
Options issued for services rendered	—	—	—	—	—	—	—	—	—	—
Stock option exercises	—	—	—	—	—	—	—	—	—	—
Warrant exercises	—	—	—	—	—	—	—	—	—	—
Issuance of Series G Convertible Preferred Stock	—	—	—	—	—	—	—	—	5,865	4,399
Offering costs	—	—	—	—	—	—	—	(144)	—	(20)
Conversion of Series D to Common Stock	—	—	—	—	(65)	(519)	—	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(7)	(70)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss										
Balance at June 29, 2002	2,807	$24,304	2,000	$13,600	1,830	$10,808	1,066	$11,389	5,865	$4,379

SEE ACCOMPANYING NOTES.

Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
Shares	Amount	Shares	Amount					
—	$ —	2,122	$ 9	$ —	$15,604	$(12,667)	$ —	$ 2,946
—	—	580	2	—	15,774	—	—	15,776
—	—	—	—	—	1,708	—	—	1,708
—	—	—	—	—	3,508	(3,508)	—	—
—	—	73	—	—	1,634	—	—	1,634
—	—	471	2	—	4,351	—	—	4,353
—	—	27	—	—	617	—	—	617
—	—	7	—	—	96	—	—	96
—	—	—	—	—	—	(28,212)	—	(28,212)
—	—	—	—	—	—	—	(41)	(41)
								(28,253)
—	—	3,280	13	—	43,292	(44,387)	(41)	(1,123)
—	—	—	—	—	2,670	—	—	2,670
—	—	—	—	—	—	(665)	—	(665)
—	—	—	—	—	—	914	—	914
—	—	7	—	—	162	—	—	162
—	—	22	—	—	337	—	—	337
—	—	—	—	—	455	—	—	455
—	—	—	—	—	402	—	—	402
—	—	120	1	—	549	—	—	550
—	—	—	—	—	—	(35,271)	—	(35,271)
—	—	—	—	—	—	—	(23)	(23)
								(35,294)
—	—	3,429	14	—	47,867	(79,409)	(64)	(31,592)
—	—	—	—	—	4,120	—	—	4,120
—	—	—	—	—	2,700	(2,700)	—	—
—	—	—	—	—	258	(258)	—	—
—	—	—	—	—	—	(348)	—	(348)
—	—	—	—	—	—	(182)	—	(182)
—	—	—	—	—	—	(6,390)	—	(6,390)
1,042	7,600	—	—	(90)	—	—	—	68,344
—	—	—	—	72	—	—	—	72
—	—	—	—	—	1,383	—	—	1,383
—	—	—	—	—	28	—	—	28
—	—	54	—	—	200	—	—	200
—	—	2	—	—	8	—	—	8
—	—	—	—	(8)	—	—	—	4,391
—	—	—	—	—	—	—	—	(164)
—	—	153	1	—	518	—	—	—
—	—	25	—	—	70	—	—	—
—	—	—	—	—	—	(10,479)	—	(10,479)
—	—	—	—	—	—	—	(76)	(76)
								(10,555)
1,042	$7,600	3,663	$ 15	$ (26)	$57,152	$(99,766)	$(140)	$ 29,315

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended		
	June 29, 2002	June 30, 2001	July 1, 2000
OPERATING ACTIVITIES			
Net loss	$(10,479)	$(35,271)	$(28,212)
Adjustments to reconcile net loss to net cash flows used in operating activities:			
Depreciation	3,730	4,751	4,696
Amortization	921	6,383	3,742
Equity instruments issued in lieu of payment for services received	1,217	402	—
Non-cash interest expense	9,057	342	285
Other	69	377	934
Gain on sale of assets	(1,064)	—	—
(Gain) loss on retirement of equipment	(80)	(70)	52
Non-cash portion of merger and restructuring charge	—	1,812	71
Change in operating assets and liabilities:			
Accounts receivable	7,253	9,946	(4,365)
Other current assets	(27)	(3,205)	(5,850)
Other assets	(298)	(19)	1,794
Accounts payable	(3,872)	1,808	13,184
Accrued liabilities	(16,273)	(20,165)	(5,224)
Cash used in operating activities	(9,846)	(32,909)	(18,893)
INVESTING ACTIVITIES			
Proceeds from sale of assets	1,198	1,458	498
Purchases of property and equipment	(4,895)	(2,636)	(4,223)
Acquisition of business, net of cash acquired	—	—	(58,513)
Notes receivable	—	1,172	(1,354)
Other	(102)	(23)	(162)
Cash used in investing activities	(3,799)	(29)	(63,754)
FINANCING ACTIVITIES			
Borrowings under revolving credit agreement, net	1,725	10,860	21,903
Payments on acquisition notes	(2,000)	(2,934)	(4,388)
Proceeds from issuance of preferred stock, net	15,236	13,535	25,261
Proceeds from notes payable and long-term debt	—	10,000	22,513
Proceeds from issuance of common stock, net	209	499	20,849
Debt financing costs	(1,753)	(83)	—
Proceeds from stock subscription receivable	—	—	250
Cash provided by financing activities	13,417	31,877	86,388
Net (decrease) increase in cash and cash equivalents	(228)	(1,061)	3,741
Cash and cash equivalents, beginning of year	2,932	3,993	252
Cash and cash equivalents, end of year	$ 2,704	$ 2,932	$ 3,993
Supplemental Disclosures of Cash Flow Information:			
Cash paid during period for interest	$ 6,519	$ 4,565	$ 5,023
Noncash investing and financing activities:			
Conversion of bridge notes to Series D Preferred	$ 5,000	$ —	$ —
Conversion of subscription notes to Series D preferred	5,000	—	—
Common stock warrants issued for services rendered	1,383	402	—
Conversion of Series D Preferred to common stock	519	—	—
Conversion of Series F Preferred to common stock	70	—	—
Options issued for services rendered	28	—	—
Common stock issued as litigation settlement	—	550	—
Conversion of note payable and accrued interest into common stock	—	—	617

SEE ACCOMPANYING NOTES.

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation (formerly known as United Shipping & Technology, Inc.) and its subsidiaries (collectively, the "Company") are engaged in the business of providing same-day transportation and distribution/ logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

Reincorporation—On December 18, 2001, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly-owned Delaware subsidiary, Velocity Express Corporation. The merger was effective as of January 4, 2002 at which time United Shipping & Technology, Inc. ceased to exist as a separate corporate entity, and all of its assets and liabilities became the assets and liabilities of Velocity Express Corporation. The name of the Company was changed to Velocity Express Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends the Saturday closest to June 30th. Each quarter consists of a 13-week period ending on a Saturday. In fiscal years consisting of 53 weeks, the final quarter will consist of 14 weeks. Fiscal 2002, 2001 and 2000 each consisted of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from the same-day transportation and distribution/logistics services is recognized when services are rendered to customers.

Concentrations of Credit Risk

The Company places its cash with federally insured financial institutions. At times, such cash balances may be in excess of the federally insured limit. Concentrations of credit risk with respect to accounts receivable is limited due to the wide variety of customers to which the Company's services are sold and the dispersion of those services across many industries and geographic areas. Further, the Company does not have any one customer that accounts for 10% or more of its revenues. The Company performs credit evaluation procedures on its customers and generally does not require collateral on its accounts receivable. An allowance for doubtful accounts is reviewed periodically based on management's evaluation of collectibility, historical experiences, and other economic factors.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are carried at cost, which approximates market value.

Long-Lived Assets

The Company follows SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Goodwill

Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible assets of the business acquired and, prior to July 1, 2001, was being amortized on the straight-line basis. Effective July 1, 2001, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* Under SFAS No. 142, goodwill is no longer amortized over its useful life, but rather, must be tested for impairment annually, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the carrying amount of reporting unit goodwill, as determined pursuant to the statement, exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess. The Company has one reporting unit for purposes of SFAS No. 142. The Company performed the annual impairment test, and no impairment was noted.

See Note 6, Goodwill, for effects of adoption of SFAS No. 142 in fiscal year 2002.

Deferred Financing Costs

Deferred financing costs relate to the cost incurred in the arrangement of the Company's debt agreements and are being amortized using the straight-line method over the terms of the related debt.

Income Taxes

The Company accounts for income taxes following the provisions of SFAS No. 109, *Accounting for Income Taxes.* SFAS No. 109 requires that deferred income taxes be recognized for the future tax consequences associated with differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Foreign Currency Translation and Transactions

Foreign assets and liabilities are translated using the year-end exchange rate. Results of operations are translated using the average exchange rates throughout the year. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of stockholders' equity.

Comprehensive Income

The Company follows the provisions of SFAS No. 130, *Reporting Comprehensive Income,* which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income represents net income adjusted for foreign currency translation adjustments. Comprehensive income is disclosed in the consolidated statement of shareholders' equity.

Stock Plans and Awards

The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its employee stock options. Pro forma net earnings and earnings per share are presented in Note 8 as if the Company had adopted SFAS No. 123, *Accounting for Stock-Based Compensation.*

Reverse Stock Split

On April 25, 2002, the Company effected a one-for-five reverse stock split, which resulted in the automatic conversion of five shares of issued and outstanding Common Stock into one share of Common Stock. For Preferred Stock, options and warrants outstanding, the number of shares of Common Stock that may be purchased upon the exercise of such options, warrants and the number of shares of Common Stock that may be issued upon the conversion of Preferred Stock, and the per share exercise or conversion prices thereof, have been adjusted appropriately to give effect to the reverse stock split.

The reverse stock split affected all stockholders equally resulting in each shareholder owning a reduced number of shares of Common Stock but the same percentage of the outstanding shares, except for adjustments for fractional interests that resulted from the reverse stock split. Any fractional share interest resulting from the reverse stock split was rounded upward to the nearest whole share. Following the reverse stock split, each share of Common Stock resulting from the reverse stock split entitled the holder thereof to one vote per share and was otherwise identical to the outstanding Common Stock immediately prior to the reverse stock split.

The reverse stock split did not affect the par value of the Common Stock and had no impact on total shareholders' equity. All share and per share information has been retroactively adjusted to reflect the effect of the reverse stock split.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation.

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. The adoption of this statement beginning fiscal 2003 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan. The adoption of this statement in fiscal 2003 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

3. ACQUISITION

Effective August 28, 1999, the Company acquired from CEX Holdings, Inc. ("CEX") all of the outstanding shares of common stock of Velocity Express, Inc. ("Velocity"), formerly known as Corporate Express Delivery Systems, Inc., a provider of same-day delivery solutions. The acquisition purchase price, which was accounted for using the purchase method of accounting, was approximately $91.2 million, subject to adjustment as defined in the merger agreement. The purchase price consisted of $43 million in cash provided by an institutional debt financier and an investment firm, and $19.5 million in a combination of short and long-term notes issued to CEX. The Company, as a result of the acquisition, received approximately $86.6 million of Velocity's assets and assumed approximately $115.3 million of Velocity's liabilities, which resulted in the Company recognizing approximately $91.2 million in goodwill. The results of Velocity's operations have been included in the Company's consolidated financial statements since August 28, 1999.

On August 2, 2001, the Company completed certain purchase price adjustments to the CEX merger agreement related to the acquisition of Velocity. The purchase price adjustments provide for the discharge of certain pre-acquisition insurance liabilities, principally the amount of the accruals necessary for workers' compensation and auto insurance reserves of approximately $13.5 million as well as certain other adjustments including litigation and customer loss accruals, which had the impact of reducing specific liabilities by approximately $12.0 million. Additionally, under the terms of the settlement regarding the purchase price, the Company was no longer liable for the convertible subordinated note to CEX in the amount of $3.6 million, the long-term subordinated note to CEX of $6.5 million, the short-term subordinated note to CEX of $4.4 million and the accrued interest related to the notes of approximately $2.8 million. The purchase price adjustments totaling approximately $42.8 million were recorded as an offset to the goodwill in the Company's first quarter of fiscal 2002. In the second quarter of fiscal 2002, the Company finalized all purchase price adjustments associated with the amendment to the merger agreement resulting in a reduction in the previously reported adjustment to goodwill of approximately $3.1 million. In conjunction with the agreement pertaining to the purchase price adjustments, the Company issued a five-year common stock warrant for 400,000 shares at an exercise price of $2.00 per share. The warrants were issued for services rendered by two outside consultants, one of whom subsequently was appointed Chairman of the Board of the Company. The fair value of the warrants amounted to approximately $1.0 million and is included in other expense in the statement of operations. The fair value was determined on date of the grant using the Black-Scholes option pricing model assuming expected volatility of 121%, a risk-free interest rate of 4%, and an expected life of five years.

The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values.

4. RESTRUCTURING

In connection with the acquisition of Velocity, management implemented a plan to involuntarily terminate approximately 100 employees and to consolidate certain facilities. Approximately $3.9 million in anticipated costs relating to such items was included in the acquisition cost allocation. As of June 29, 2002, approximately

$3.7 million in costs (primarily related to severance payments and lease terminations) has been charged against the reserve and no amounts related to such plan have been included in the determination of net loss for the year.

In fiscal 2001, the Company took a restructuring charge of $7.1 million consisting of $2.2 million related to severance costs associated with a workforce reduction of 234 full-time employees, $3.3 million for rental costs associated with the termination of building leases and location rationalization costs, and $1.6 million for the write-off of equipment. As of June 29, 2002, $7.1 million in costs have been charged against the reserve.

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 29, 2002	June 30, 2001
	(Amounts in thousands)	
Land	$ 194	$ 194
Buildings and leasehold improvements	1,144	805
Furniture, equipment and vehicles	22,248	17,896
	23,586	18,895
Less accumulated depreciation	(12,616)	(10,053)
Total	$ 10,970	$ 8,842

6. GOODWILL

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible assets acquired in business combinations. Management periodically reviews goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss would be recorded in the period such determination is made. Accumulated amortization at June 29, 2002 and June 30, 2001 was $9.4 million. Effective with fiscal 2002, the Company has adopted SFAS No. 142, *Goodwill and Other Intangible Assets* and therefore no longer amortizes goodwill.

A reconciliation of previously reported net loss and net loss per share to the amounts adjusted for the goodwill amortization is as follows:

	June 29, 2002	June 30, 2001	July 1, 2000
	(Amounts in thousands, except per share amounts)		
Net loss applicable to common shareholders, as reported	$(20,357)	$(35,022)	$(31,720)
Add back goodwill amortization	—	6,099	3,311
Adjusted net loss applicable to common shareholders	$(20,357)	$(28,923)	$(28,409)
Basic and diluted net loss per share:			
Net loss applicable to common shareholders, as reported	$ (5.82)	$ (10.51)	$ (11.37)
Effect of goodwill amortization	—	1.83	1.19
Adjusted net loss applicable to common shareholders	$ (5.82)	$ (8.68)	$ (10.18)

7. LONG-TERM DEBT

Long-term debt consists of the following:

	June 29, 2002	June 30, 2001
	(Amounts in thousands)	
Revolving note	$34,488	$32,763
Senior subordinated note	4,260	3,919
Long-term subordinated note to CEX	—	6,519
Short-term subordinated note to CEX	—	4,404
Convertible subordinated note to CEX	—	3,600
18% Bridge notes	—	5,000
Subscription notes	—	5,000
Other	38	64
	38,786	61,269
Less current maturities	(30)	(27)
Total	$38,756	$61,242

The future maturities of long-term debt consist of the following (amounts in thousands):

Fiscal year:	
2003	$ 30
2004	34,496
2005	4,260
	$38,786

On January 25, 2002, the Company entered into a new revolving credit facility with Fleet Capital Corporation, which replaced the credit facility with GE Capital. Borrowings under the revolving note are limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest for the first year is payable monthly at a rate of prime plus 1.25% (6.0% at June 29, 2002). The Company may elect the rate of LIBOR plus 3% at its discretion in which case interest is payable at the end of a LIBOR advance period. Further, the Company has the ability to lower these margins by 0.50% over the remainder of the agreement provided it meets certain conditions as defined in the agreement. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The term of the new facility is two years, ending January 2004.

In exchange for a long-term guarantee to provide additional collateral support under the revolving note during the second quarter of fiscal 2002, the Company agreed to compensate its largest investor by reducing the conversion prices of the Series B and Series C Preferred. In conjunction with the conversion price amendment, the Company recognized a $4.0 million charge, representing the fair value of the benefit received by the investor as a result of the reduction of the conversion prices, which was recorded as non-cash interest expense.

The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.7 million at June 29, 2002, and is being amortized over the remaining term of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part, 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement.

In August 2001, the Company completed certain purchase price adjustments to the CEX merger agreement whereby the convertible subordinated note, the long-term subordinated note, and the short-term subordinated note along with all accrued interest thereon, totaling approximately $14.5 million of notes and $2.8 million of accrued interest, were terminated. For additional information regarding the settlement with CEX, see Note 3.

The Company entered into a bridge loan agreement dated January 4, 2001, and a supplemental bridge loan agreement dated January 31, 2001 (collectively, the "Bridge Loan Agreement"), pursuant to which the Company received $3.5 million and $1.5 million, respectively. The indebtedness was represented by promissory notes, payable on July 4, 2001, bearing interest at a rate of 18% per annum (the "Bridge Notes"), which were convertible at the option of the lender into 909,090 shares of the Company's Series D Preferred at an exercise price of $5.50 per share pursuant to the Bridge Loan Agreement, upon shareholder approval of the conversion. In September 2001, shareholders approved the conversion, and the Bridge Notes and accrued interest thereon were converted to Series D Preferred.

The Company entered into note purchase agreements in connection with the issuance of promissory notes convertible into shares of Series D Preferred (the "Subscription Notes"). During March and April 2001, the Company sold Subscription Notes convertible into 624,906 shares of Series D Preferred to accredited investors for an aggregate $5.0 million. Each Subscription Note was converted into shares of Series D Preferred at an effective purchase price of $8.00 per share of Series D Preferred pursuant to the Subscription Notes, upon shareholder approval, which was obtained in September 2001.

The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels.

8. SHAREHOLDERS' EQUITY

At June 29, 2002, the following shares of the Company's $0.004 par value stock were authorized, issued and outstanding:

	Authorized Shares	Issued and Outstanding at June 29, 2002
Series G Convertible Preferred Stock	9,000,000	5,865,331
Series F Convertible Preferred Stock	1,200,000	1,066,390
Series D Convertible Preferred Stock	3,000,000	1,829,944
Series C Convertible Preferred Stock	5,000,000	2,000,000
Series B Convertible Preferred Stock	10,000,000	2,806,797
Preferred stock—undesignated	21,800,000	—
Common Stock	150,000,000	3,662,603

Redemption Rights Waivers

In December 2001, the Company reached agreements with the holders of each series of its then outstanding Preferred stock pursuant to which such holders waived their rights to the cash redemption features of their respective series of Preferred stock. These waivers allowed the Company to reclassify the Preferred stock into shareholders' equity. The Preferred shareholders did not receive any consideration in exchange for providing these waivers.

Series G Convertible Preferred Stock

In May 2002, the Company issued 5,865,331 shares of Series G Preferred for net proceeds of $4.1 million. The initial conversion price of the Series G Preferred was $3.75, and, at the time of issuance, each share of Series G Preferred was convertible, upon shareholder approval, into 0.2 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series G is convertible are subject to adjustment in order to prevent dilution. Series G Preferred shareholders must wait at least 180 days from the date of the issuance of the shares before requesting registration rights.

Series F Convertible Preferred Stock

During fiscal 2002, the Company issued 1,072,752 shares of Series F Preferred for net proceeds of approximately $11.3 million. The initial conversion price of the Series F Preferred was $2.75, and, at the time of issuance, each share of Series F Preferred was convertible into four shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series F is convertible are subject to adjustment in order to prevent dilution. The Company also issued warrants to purchase 360,128 shares of common stock with an exercise price of $3.60 per share in connection with these sales. The warrants expire between July and November of 2006. The fair value of the warrants as determined by an outside independent appraiser was determined to be approximately $0.3 million and was charged to accumulated deficit. At June 29, 2002, 1,066,390 shares of Series F Preferred are outstanding.

Series D Convertible Preferred Stock

During fiscal 2002 at a special shareholders' meeting, the Company's shareholders approved the conversion of the Bridge Notes and the Subscription Notes (Note 7) that the Company entered into in fiscal 2001 into shares of Series D Preferred, resulting in the issuance of 1,642,444 shares of Series D Preferred. As a result of the conversion, the Company recorded a $4.7 million non-cash interest charge. The initial conversion price of the Series D Preferred was $4.00, and, at the time of issuance, each share of Series D Preferred was convertible into two shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series D is convertible are subject to adjustment in order to prevent dilution.

The Company's Series D Preferred that resulted from the conversion of the subscription notes was deemed to have contained beneficial conversion features that were recognized as a deemed dividend to preferred shareholders. The value of the proceeds allocated to the beneficial conversion feature was $2.7 million and was recognized as a return to the preferred shareholders at the date of shareholder approval since the Series D Preferred was immediately convertible.

In connection with the Bridge Loan Agreement, the Company issued warrants to purchase an aggregate 216,533 shares of Series D Preferred at a purchase price of $0.01 per share (the "Bridge Warrants"). The warrants expire January 3, 2006. The fair value of the Bridge Warrants as determined by an outside independent appraiser was determined to be approximately $0.9 million and was allocated from the value received from the Series D Bridge Notes.

In fiscal 2001, the Company entered into securities purchase agreements in connection with the sale of Series D Preferred. The Company sold 252,429 shares of Series D Preferred at $8.00 per share for approximately $2.0 million.

Series C Convertible Preferred Stock

In September 2000, the Company issued 2,000,000 shares of its Series C Convertible Preferred Stock (the "Series C Preferred") at $6.00 per share for total proceeds of $12.0 million and the cancellation of two warrants issued in connection with the Series B Preferred. The initial conversion price of the Series C Preferred was $30.00, and, at the time of issuance, each share of Series C Preferred was convertible into 0.20 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series C is convertible are subject to adjustment in order to prevent dilution.

In connection with the issuance of the Series C Preferred the Company issued warrants to purchase 825,484 shares of Series C Preferred at an exercise price of $0.01 per share (the "Series C Warrants"). The warrants expire September 1, 2005. The fair value of the Series C Warrants as determined by an outside independent appraiser was determined to be approximately $3.5 million and was allocated from the value received from the Series C Preferred Stock. The $2.7 million remaining fair value received for the Series C Preferred in excess of the Series C Preferred redemption value and the Series C Warrants was recorded as additional paid-in capital.

Series B Convertible Preferred Stock

In May 2000, the Company entered into an agreement to sell 2,806,797 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred") at a price of $9.00 per share for a total of approximately $25.3 million. Three separate warrants were issued to the Series B Preferred shareholders subject to approval at a special meeting of shareholders in August 2000. The fair value of the warrants issued with the Series B Preferred was allocated from the carrying amount of the Series B Preferred to the respective warrants at the August 2000 measurement date. The initial conversion price of the Series B Preferred was $45.00, and, at the time of issuance, each share of Series B Preferred was convertible into 0.20 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series B is convertible are subject to adjustment in order to prevent dilution.

The Company agreed to issue with the preferred shares three warrants upon the approval of the Company's shareholders. The terms of the three warrants were as follows:

- A warrant to purchase the number of shares of Series B Preferred equal to an aggregate of $30 million divided by the 45-day average closing sales price of the Company's common stock immediately prior to the date of exercise. The fair value of this warrant as determined by an outside independent appraiser was determined to be approximately $4.4 million at the date of shareholder approval. In exchange for the Series C Warrants, the Company subsequently canceled this warrant.
- A warrant to purchase up to an aggregate of 452,901 shares of Series B Preferred at an exercise price of $9.00 per share, subject to adjustment in order to prevent dilution. The fair value of this preferred warrant as determined by an outside independent appraiser was determined to be approximately $0.6 million at the date of shareholder approval. In exchange for the Series C Warrants, the Company subsequently canceled this warrant.
- A warrant to purchase an aggregate of 85,000 shares of the Company's common stock. The warrant becomes exercisable on a pro rata basis in the event and to the extent that any of the 600,000 options granted under the Company's 2000 Stock Option Plan are exercised. The exercise price is equal to the

lowest exercise price of the initially approved 2000 Plan options, subject to adjustment to prevent dilution. The fair value of this warrant as determined by an outside independent appraiser was determined to be approximately $0.4 million at the date of shareholder approval. The warrant expires on May 31, 2004.

In September 2000, two of the warrants issued to the Series B Preferred shareholders were exchanged as partial consideration for the Series C Preferred. The remaining outstanding warrant issued with the Series B Preferred provides for the purchase of an aggregate of 85,000 shares of the Company's common stock. The warrant becomes exercisable on a pro rata basis in the event and to the extent that any of the 3,000,000 options granted under the Company's 2000 Stock Option Plan ("2000 Plan") are exercised. The exercise price is equal to the lowest exercise price of the initially approved 2000 Plan options, subject to adjustment to prevent dilution. The warrant expires on May 31, 2004.

The Company's Series B Preferred was deemed to have contained beneficial conversion features that were recognized as a deemed dividend to preferred shareholders. The value of the proceeds allocated to the beneficial conversion feature was approximately $3.5 million and was recognized in fiscal 2000 as a return to the preferred shareholders at the date of issuance since the Series B Preferred is immediately convertible.

Preferred Warrants

In connection with the redemption rights waivers that the Company obtained from the preferred shareholders in December 2001, the Series C and Series D warrants were adjusted to their market values at December 14, 2001. The adjustments amounted to $3.6 million and $2.0 million, respectively, for the Series C and Series D warrants, representing the change in fair value of the warrants as determined by an outside independent appraiser from September 29, 2001 to December 14, 2001, and were recorded as charges to accumulated deficit. The charges resulted in carrying amounts of $4.1 million and $3.5 million, respectively, at June 29, 2002.

In fiscal 2001, in accordance with EITF 00-19, prior to their reclassification to permanent equity, the Series B and Series C warrants were adjusted to their market values as of the year-end reporting date. The adjustments, $(2.3) million and $3.2 million, respectively, represent the changes in the fair values of the warrants as determined by an outside independent appraiser from the measurement dates to the reporting date. The net change was recorded as an increase in the carrying values of the warrants and a reduction to accumulated deficit.

All the Company's convertible preferred stock and the related warrants are subject to adjustments to prevent dilution.

Common stock

During fiscal 2002, the Company issued 25,448 shares of common stock as a result of shareholder conversions of Series F Preferred and 152,787 shares of common stock as a result of shareholder conversions of Series D Preferred.

In May 2001 pursuant to a settlement agreement dated June 20, 2000 between the Company and a former employee, the Company issued 100,000 shares of its common stock in connection with the settlement of certain litigation. Previously, in August 2000, the Company issued 20,000 shares of its common stock in connection with this settlement. Shares issued pursuant to the settlement agreement were issued at their fair value at the time of issuance.

In January 2000, an accredited investor purchased 133,334 shares of the Company's common stock at $37.50 per share for a total purchase price of $5.0 million.

In December 1999, the Company issued to a director 4,417 shares of common stock in payment for consulting fees performed on behalf of the Company. Also in January 2000, the Company sold to five accredited investors an aggregate of 5,000 shares of common stock at a purchase price of $25.125 per share, together with warrants to purchase an aggregate of 500 shares of common stock at an exercise price of $62.50 per share for a period of five years.

In December 1999, the Company sold to an accredited investor 10,000 shares of common stock at a purchase price of $31.875 per share, together with a warrant to purchase 1,000 shares of common stock at an exercise price of $31.875 per share for a period of five years. In December 1999, the Company also sold to seven institutional investors an aggregate of 358,209 shares of common stock at a purchase price of $25.125 per share, together with warrants to purchase an aggregate of 35,821 shares of common stock at an exercise price of $62.50 per share for a period of five years.

In September 1999, the Company sold to five accredited investors 24,800 shares of common stock at a purchase price of $22.50 per share, together with warrants to purchase an aggregate of 8,267 shares of common stock at an exercise price of $22.50 per share for a period of one year.

Between July 26, 1999 and August 12, 1999 the Company sold to four accredited investors an aggregate of 47,400 shares of common stock at prices ranging from $14.35 to $17.50 per share, for an aggregate of $750,000. In connection with the sales, the Company issued to two of the purchasers one-year warrants to purchase an aggregate of 3,334 shares of common stock at an exercise price of $11.25 per share.

In July 1999, the Company sold to certain of its employees an aggregate of 1,523 shares of its common stock at a purchase price of $15.00 per share.

Stock Options and Warrants

The Company currently sponsors the 1995 Stock Option Plan, the 2000 Stock Option Plan and the 1996 Director Stock Option Plan. These plans provide for the issuance of up to 2,310,000 shares. Options may be granted to employees, directors and consultants. With the exception of the 2000 Stock Option Plan, option prices are not less than the fair market value of the Company's common stock on the date of grant. In the case of the 2000 Stock Option Plan, non-statutory options may be granted at not less than 85% of the fair market value of the Company's common stock on the date of grant. The majority of the options vest annually in equal amounts over a three-year period. The 2000 Stock Option Plan also allows for the issuance of performance shares or restricted stock. No performance shares or restricted stock are outstanding at June 29, 2002, June 30, 2001 or July 1, 2000.

The Company has 983,559 shares available for grants under the option plans at June 29, 2002.

A summary of the status of the Company's stock option plans as of June 29, 2002 and activity during the three fiscal years then ended is presented below:

	Options Outstanding Under the Plan		Weighted-Average Exercise Price
	ISO	Non-ISO	
Balance at June 30, 1999	46,950	154,403	$ 5.25
Granted	394,552	350,182	46.64
Exercised	(1,200)	(72,000)	22.47
Balance at July 1, 2000	440,302	432,585	39.12
Granted	127,505	39,000	10.69
Exercised	(7,193)	—	22.01
Forfeited	(199,627)	—	42.68
Balance at June 30, 2001	360,987	471,585	32.72
Granted	497,849	220,032	6.72
Exercised	(28,637)	(25,001)	3.73
Forfeited	(217,605)	(111,000)	47.58
Balance at June 29, 2002	612,594	555,616	$13.90

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 1.88– 4.02	128,102	6.37	$ 2.24	116,102	$ 2.12
5.15– 9.85	746,909	8.67	6.70	271,721	7.03
10.00–17.50	70,732	6.69	12.05	34,582	13.26
22.50–34.38	73,513	7.14	26.36	71,013	26.08
53.75–74.30	148,954	7.72	54.76	148,954	54.76
	1,168,210	8.09	$13.90	642,372	$19.65

A summary of the common stock warrants outstanding at June 29, 2002 is as follows:

Common Stock Warrants Outstanding			
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 2.00– 3.00	444,576	3.79	$ 2.10
3.44– 3.60	372,505	4.12	3.60
4.25– 9.35	753,054	6.15	8.40
10.00–19.38	49,100	1.84	14.21
25.13–64.63	149,267	1.85	42.74
	1,768,502	4.64	$ 8.87

In fiscal 2002, the Company issued four non-qualified stock options outside of the Company's 2000 Stock Option Plan to four employees for the purchase of 20,000 shares of common stock at a purchase price of $6.25 per share.

In fiscal 2001, the Company issued three non-qualified stock options outside of the Company's 2000 Stock Option Plan to three employees for the purchase of 95,000 shares of common stock at purchase prices ranging from $17.66 to $19.78 per share.

In fiscal 2000, the Company issued two non-qualified stock options outside of the Company's 2000 Stock Option Plan to an employee for the purchase of 65,000 shares of common stock at purchase prices ranging from $24.75 to $54.38 per share.

In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company continues to elect to utilize APB Opinion No. 25 and related interpretations in accounting for its stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted and shares sold pursuant to the purchase plan as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below for fiscal years 2002, 2001 and 2000:

	2002	2001	2000
	(In thousands, except per share amounts)		
Net loss applicable to common shareholders:			
As reported	$(20,357)	$(35,022)	$(31,720)
Pro forma	$(20,766)	$(43,248)	$(36,799)
Basic and diluted loss per common share:			
As reported	$ (5.82)	$ (10.51)	$ (11.37)
Pro forma	$ (5.93)	$ (12.98)	$ (13.19)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock volatility	115%	121%	134%
Risk-free interest rate	2.5%	4.0%	6.2%
Expected life of options	3	5	5

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. Under the forgoing assumptions, the weighted-average fair value of each option granted during fiscal year 2002, 2001 and 2000 was $3.95, $7.95 and $41.35, respectively.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company. For all periods presented, diluted net loss per share is equal to basic net loss per share because the effect of including such securities or obligations would have been antidilutive.

The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per share for fiscal 2002, 2001 and 2000:

	Year Ended		
	June 29, 2002	June 30, 2001	July 1, 2000
	(Amounts in thousands, except per share data)		
Numerator			
Net loss	$(10,479)	$(35,271)	$(28,212)
Beneficial conversion feature	(2,700)	—	(3,508)
Adjustment of Common Warrants issued in connection with sale of Series F Preferred to market value	(258)	—	—
Accretion of Series B Redeemable Preferred Stock to its redemption value	(348)	(665)	—
Accretion of Series D Redeemable Preferred Stock to its redemption value	(182)	—	—
Adjustment of Preferred Series B Warrants to market value	—	(2,296)	—
Adjustment of Preferred Series C Warrants to market value	(3,770)	3,210	—
Adjustment of Preferred Series D Warrants to market value	(2,620)	—	—
Net loss applicable to common shareholders	$(20,357)	$(35,022)	$(31,720)
Denominator for basic and diluted loss per share			
Weighted average shares	3,500	3,333	2,790
Basic and Diluted Loss Per Share	$ (5.82)	$ (10.51)	$ (11.37)

The following table presents securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented:

	Year Ended		
	June 29, 2002	June 30, 2001	July 1, 2000
	(Amounts in thousands)		
Stock options	224	145	233
Common warrants	487	229	549
Preferred warrants:			
Series C Convertible Preferred	735	191	—
Series D Convertible Preferred	461	212	—
Convertible preferred stock:			
Series B Convertible Preferred	3,721	803	561
Series C Convertible Preferred	1,785	444	—
Series D Convertible Preferred	4,224	3,720	—
Series F Convertible Preferred	4,235	—	—
Series G Convertible Preferred	187	—	—
	16,059	5,744	1,343

9. INCOME TAXES

The significant components of deferred income tax assets and liabilities, primarily long-term, were as follows:

	June 29, 2002	June 30, 2001
	(Amounts in thousands)	
Deferred tax assets:		
Net operating loss carry forwards	$ 33,984	$ 26,953
Reserves, allowances and accruals	7,285	8,204
	41,269	35,157
Deferred tax liabilities:	(1,323)	(539)
	39,946	34,618
Valuation allowance	(39,946)	(34,618)
	$ —	$ —

At June 29, 2002, the Company had net operating loss carry forwards for income tax purposes of approximately $89.4 million, which expire 2005 through 2022. Usage of a portion of the losses may be limited pursuant to Internal Revenue Code Section 382.

The change in the valuation allowance was an increase of $5.3 million, $17.8 million and $12.4 million in fiscal years 2002, 2001 and 2000, respectively, and resulted principally from net operating loss carry forwards.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases equipment, vehicles, and buildings under non-cancelable leases. Future minimum lease commitments under non-cancelable leases as of June 29, 2002 were as follows (amounts in thousands):

Fiscal year:	
2003	$12,900
2004	10,045
2005	4,363
2006	2,119
2007	901
Thereafter	536
	$30,864

Rent expense was $16.5 million, $23.1 million and $29.4 million during the years ended June 29, 2002, June 30, 2001 and July 1, 2000, respectively.

Automobile and Workers' Compensation Liabilities

The Company is partially self-insured for automobile, workers' compensation and cargo claims. The Company has elected to retain a portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. These estimates include the Company's actual experience based on information received from the Company's insurance carriers and historical assumptions of development of unpaid liabilities over time. The Company pre-funds this estimated liability on a monthly basis based upon actuarial loss projections. As of June 29, 2002 and June 30, 2001, the Company has deposits recorded of $11.9 million and $13.0 million, respectively.

The Company has established reserves for automobile and workers' compensation liabilities, which it believes, are adequate. The Company reviews these matters, internally and with outside brokers, on a regular basis to evaluate the likelihood of losses, settlements and litigation related expenses. The Company has managed to fund settlements and expenses through cash flow and believes that it will be able to do so going forward. There have not been any losses that have differed materially from the accrued estimated amounts.

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of their business. The Company determined the size of its legal reserve with respect to these matters in accordance with generally accepted accounting principles based on management's estimate of the most likely liability. In the opinion of management, none of these legal proceedings or claims is expected to have a material effect upon the Company's financial position or results of operations. However, the impact on cash flows might be material in the periods such claims are settled and paid.

11. EMPLOYEE BENEFIT PLANS

The Company has defined contribution retirement plans (the "Plans") in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Company and its subsidiaries are eligible to participate in the Plans. Company contributions to these plans are discretionary. The Company made no matching contribution for fiscal 2002, and contributed $1.2 million and $1.6 million for the fiscal years 2001 and 2000, respectively.

12. RELATED PARTY TRANSACTIONS

The Company has entered into service agreements with MCG Global, LLC and its related entities ("MCG"). Vincent A. Wasik, currently a shareholder and Chairman of the Board of the Company, is an owner and principal of MCG, although he was neither a shareholder nor Chairman of the Board at the time the initial service agreement was entered into. Under the agreements, MCG has provided services in connection with the Company's business that include the following matters: (1) management and consulting assistance with operations, debt structure, vendors and contractual obligations; (2) negotiation and settlement of the Company's rights and obligations under the September 24, 1999 Merger Agreement under which the Company acquired Velocity; (3) assistance with all aspects of the Company's replacement of its Senior Revolving Credit Facility held by GE Capital Corporation and mezzanine debt facility held by Bayview Capital Partners LP; and (4) services in connection with the Company's centralization of data platforms, cash and lock-box management, consolidation of back office functions, technology initiatives and strategic planning. The Company granted a total of 245,000 warrants to purchase common stock. 200,000 of the warrants are five-year common stock warrants with an exercise price of $2.00 per share. The fair value of the warrants was determined on the date of grant using the Black-Scholes option pricing model, assuming expected volatility of 121%, a risk-free interest rate of 4%, and expected life of five years. The remaining 45,000 warrants are five-year warrants, having an exercise price of $8.10 per share, and were priced at fair market value on the date of grant based on the closing price of the Company's common stock as quoted on the Nasdaq system. Cash and warrant-based compensation for these services amounted to $1.8 million in fiscal 2002.

One of the Company's former board members is a partner in the senior subordinated note lender. During fiscal 2000, in addition to the lender providing debt financing of $5.0 million for the Velocity acquisition, the former board member and other partners in the senior subordinated note lender collectively purchased 4,731 shares of the Company's common stock and received 475 warrants at an exercise price of $62.50 per share. Proceeds from the sale of common stock were approximately $0.1 million. These transactions were valued at the fair value of the Company's warrants and stock at the time of the transactions.

During fiscal 2000, the Company sold its Midnite Express operations to an employee of the Company. The employee resigned from the Company at the time of the sale. The Company received proceeds from the sale of approximately $1.6 million, which consisted of approximately $1.4 million in notes receivable and $0.2 million in cash, the fair value allocated as a result of purchase accounting for the Velocity acquisition. At June 30, 2001, the balance of the receivable was $0.2 million and was included with Other Assets.

13. CASH REQUIREMENTS

The Company has experienced negative cash flow from operations amounting to approximately $3.3 million for the nine months ended March 29, 2003. At the same time, the Company has continued to execute on its operating plan to improve the operating c performance by expanding the variable cost model using independent contractors and employee owner-operators rather than employee drivers, by the use of technology to improve utilization of resources to meet customer-driven demands and the continued leveraging of personnel to eliminate SG&A expenses. These efforts have resulted in a net loss applicable to common shareholders of $3.4 million for the nine months ended March 29, 2003, as compared to a net loss of $21.3 million for the prior year comparable period.

In the past, the Company has been successful in obtaining additional funding through the issuance of additional equity; however, its continued ability to meet future cash requirements is dependent in part on its success in renewing the revolving credit facility with Fleet Capital Corporation which expires in January 2004 or negotiating a new replacement facility with other sources. In anticipation of the expiration date of the facility, the Company is currently engaged in activities to extend the facility beyond January 2004 as well as the pursuit of other sources of additional financing from lenders or additional issuances of equity; however, there can be no assurance that such extension of the current facility or alternative sources of funding can be arranged.

14. QUARTERLY FINANCIAL INFORMATION (unaudited)

Unaudited summarized financial data by quarter for fiscal years 2002 and 2001 is as follows (in thousands, except per share data):

	Three Months Ended			
	September 29, 2001	December 29, 2001	March 30, 2002	June 29, 2002
Revenue	$ 95,788	$84,415	$81,539	$80,985
Gross profit	19,805	19,287	19,243	19,626
(Loss) income from operations	(681)	300	612	1,690
Net (loss) income applicable to common shareholders	(11,414)	(9,672)	(180)	909
Basic net (loss) income per share	$ (3.33)	$ (2.81)	$ (0.05)	$ 0.25
Diluted net (loss) income per share	$ (3.33)	$ (2.81)	$ (0.05)	$ 0.04

	Three Months Ended			
	September 30, 2000	December 30, 2000	March 31, 2001	June 30, 2001
Revenue	$133,091	$119,719	$112,214	$106,658
Gross profit	28,291	23,549	21,741	20,603
Loss from operations	(5,535)	(6,057)	(10,173)	(7,536)
Net loss applicable to common shareholders	(9,575)	(7,461)	(11,672)(1)	(6,314)(1)
Basic and diluted net loss per share	$ (2.90)	$ (2.24)	$ (3.51)	$ (1.87)

(1) The net loss applicable to common shareholders in the third and fourth quarters of fiscal 2001 includes $4.4 million and $2.7 million, respectively, for restructuring charges (see Note 4).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and executive officers of the Company are as follows:

Name	Age	Position
Vincent A. Wasik	57	Chairman
Jeffry J. Parell	47	Chief Executive Officer and Director
Timothy G. Becker	42	Director
James Brown	38	Director
Douglas Hsieh	32	Director
Alex Paluch	46	Director
William S. Cohen	61	Director
Jack F. Kemp	67	Director
Richard A. Kassar	55	Director
Mark E. Ties	37	Chief Financial Officer and Treasurer
Wesley C. Fredenburg	50	General Counsel and Secretary
D. Brad Frederiksen	49	Chief Information Officer
Victor A. Serri	47	Senior Vice President—Operations of Velocity Express
Sarah V. Kerrigan	40	Senior Vice President of Human Resources of Velocity Express
Drew Kronick	39	Senior Vice President, National Accounts & Logistics Services

Vincent A. Wasik. Mr. Wasik was appointed as the Company's Chairman of the Board in August 2001. In 1995, Mr. Wasik co-founded MCG Global, a private equity firm sponsoring leveraged buyout acquisitions and growth capital investments and has served as Principal of MCG Global since that time. From 1988 to 1991, Mr. Wasik served as Chairman and CEO of National Car Rental System, Inc. From 1980 to 1983, he served as President and CEO of Holland America Line. Mr. Wasik currently serves as an advisory board member of Mitchells/Richards, the largest upscale clothing retailer in Connecticut.

Jeffry J. Parell. Mr. Parell was named President and Chief Executive Officer of Velocity Express in October 2000. In January 2001, he was named CEO of the Company. Prior to joining the Company, from August 1998 to December 1999, Mr. Parell served as President of the North American Rental Division, AutoNation, Inc. From August 1997 to August 1998, he served as President of National Car Rental. From 1995 until August 1997, Mr. Parell served as Senior Vice President of National Car Rental.

Timothy G. Becker. Mr. Becker is a director of the Company and a principal of Lighthouse Management Group, LLC, and until January 2001, was the Company's Executive Vice President Mergers and Acquisitions. From June 1998 to November 2000, Mr. Becker was the Company's Chief Financial Officer and Treasurer. From March 1998 to May 1998, Mr. Becker rendered consulting services to the Company in connection with its strategic restructuring. Between February 1994 and March 1998, Mr. Becker worked as an independent financial workout consultant for his own firm, the Becker Group, Ltd., and during this time Mr. Becker served as Chief Financial Officer of Primo Piatto, Inc. Mr. Becker has over 16 years of experience with a variety of companies during periods of financial crisis and rapid change along with positioning companies and their balance sheets for sale, merger or acquisitions. Mr. Becker is a Certified Public Accountant and is a past board member of the Minnesota Chapter of Turnaround Management Association. Mr. Becker is currently a member of the board of directors of Pink Business Interiors, Inc.

James G. Brown. Mr. Brown was elected to the Company's Board in July 2000. Mr. Brown is a founder and Managing Director of TH Lee Putnam Ventures, L.P., a $1 billion private equity fund focused exclusively on Internet and eCommerce companies. Previously, from 1995 to 1999, he served as a Senior Vice President and Industry Leader of GE Equity where he was responsible for strategic and financial investments in eCommerce/ Internet, consumer services and media/entertainment companies. Prior to joining GE Equity, Mr. Brown worked with Lehman Brothers as a Vice President from 1994 to 1995. Before that, he served at Bain & Co., an international consulting firm, from 1992 to 1994. He began his career in the media industry, serving two years with A.C. Nielsen in research and two years with CBS Television Network in marketing. In addition to the Company, Mr. Brown is a director of HomePoint Corp., FaceTime Communications, Inc., Prescient Markets, RealPulse.com, Inc. and LN Holdings, Inc.

Douglas Hsieh. Mr. Hsieh was appointed to the Company's Board in January 2001. Mr. Hsieh has been a Principal at TH Lee Putnam Ventures since June 1999. From January 1998 until May 1999, Mr. Hsieh was at GE Equity, focusing on Internet and media-related investments. From 1994 until December 1997, Mr. Hsieh was employed at Lehman Brothers as Assistant Vice President of Strategic Planning. Before that, he was a Financial Analyst with Dillon Read, Inc.

Alex Paluch. Mr. Paluch was appointed to the Board of Directors in August 2001. Mr. Paluch is a General Partner at East River Ventures Partnership, an investment firm, focused in part on emerging technology-driven companies. Mr. Paluch currently serves on the board of directors of Equity Enterprises, Inc.

William S. Cohen. Secretary Cohen was appointed to the Board of Directors in November 2001. Secretary Cohen currently serves as Chairman and Chief Executive Officer of The Cohen Group, an international strategic consulting firm. Prior to that, from January 1997 until January 2001, Secretary Cohen served as U.S. Secretary of Defense. From 1979 until January 1997, Secretary Cohen served as the U.S. Senator for the State of Maine. From 1973 until 1979, Secretary Cohen served as a member of the House of Representatives from Maine's Second Congressional District. Secretary Cohen also serves as a Director of Cendant Corporation, Nasdaq, IDT Corporation and Head NV, which file reports pursuant to the Exchange Act.

Jack F. Kemp. Mr. Kemp has served as a director since November 2001. Mr. Kemp has been Co-Director of Empower America from 1993 to the present. Mr. Kemp served as a member of Congress for 18 years and as Secretary of Housing and Urban Development from February 1989 until January 1993. In 1996, Mr. Kemp was the Republican candidate for Vice President of the United States. Mr. Kemp also serves as a director of Oracle Corporation, Hawk Corp., and Knowledgemax Inc.

Richard A. Kassar. Mr. Kassar has been employed as Senior Vice President and Chief Financial Officer of The Meow Mix Company since February 2002. From May 2001 to January 2002, he was self-employed as a consultant to venture capital firms, advising them primarily on the acquisition of consumer brands. From December 1999 to May 2001, Mr. Kassar was employed as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to December 1999, he was employed by Chock Full O'Nuts in various positions, and most recently served as Senior Vice President and Chief Operating Officer.

Mark E. Ties. Mr. Ties currently serves as the Company's Chief Financial Officer and Treasurer. Mr. Ties joined the Company in April 2000 as its Vice President of Finance and served in that capacity until his appointment to CFO in January 2001. Mr. Ties has more than 13 years of financial experience, eight years of which have been at the executive level in a number of companies in varied industries. Since 1998 and prior to joining the Company, Mr. Ties was a Manager and Senior Manager for Ernst & Young LLP in its entrepreneurial services and mergers and acquisitions departments. From 1994 to 1998 Mr. Ties was the Chief Financial Officer of Progressive Beauty Enterprises, Inc., a regional distribution company. Prior to 1994 Mr. Ties was the corporate controller of MEI Salons, Inc. and prior to that he was a senior auditor for Coopers & Lybrand LLP. Mr. Ties is a Certified Public Accountant.

Wesley C. Fredenburg. Mr. Fredenburg was appointed to General Counsel and Secretary in December 2000. Prior to joining the Company from February of 1997 until August 2000, Mr. Fredenburg served as General Counsel for the Automotive Rental Group of AutoNation, Inc. From December 1995 until February 1997, Mr. Fredenburg served as the General Counsel of National Car Rental Systems, Inc. Prior to that, he was a partner in the law firm of Crowe and Dunlevy.

Brad Frederiksen. Mr. Frederiksen joined Velocity Express in December 2000 as its Chief Information Officer. In July 2001, he was appointed Chief Information Officer of the Company. Prior to joining the company, Mr. Frederiksen served as Vice President, Information Technology at MedSource Technologies, Inc. Prior to MedSource, Mr. Frederiksen served for three years as CIO and Senior Vice President of Technology for AutoNation Inc. From 1980 until 1997, Mr. Frederiksen held various positions with Pillsbury, advancing to Senior Director, MIS-Supply Chain where he provided MIS support to three of the company's major business lines. Subsequent to the fiscal year end, effective August 1, 2002, Mr. Frederiksen was no longer employed by the Company.

Vic Serri. Mr. Serri joined Velocity Express in November 1998 as its Senior Vice President of Operations. Prior to that, from 1997 to 1998, Mr. Serri served as Senior Vice President with Cemex, a multinational construction materials company. Prior to that from 1995 to 1997, Mr. Serri was General Manger with Tarmac, a multinational construction materials company.

Sarah Kerrigan. Ms. Kerrigan joined Velocity Express in April 1998 as its Assistant General Counsel. In December 2000, she was named Senior Vice President of Human Resources of Velocity Express. Prior to that, from 1992 to 1998, Ms. Kerrigan worked as an Associate Attorney for the law firm of Gardere Wynne Sewell & Riggs, L.L.P. Subsequent to the fiscal year end, effective September 27, 2002, Ms. Kerrigan was no longer employed by the Company.

Drew Kronick. Mr. Kronick joined Velocity Express in December 2001 as its Senior Vice President of National Accounts and Logistics Services. Most recently, from December 1999 to October 2001, Mr. Kronick served as President of Veredex Logistics and was co-founder of deliverEnow.com, both technology and same-day logistics solutions companies. Prior to that, from November 1995 to December 1999, he served as Corporate Vice President of Sales and Marketing of Consolidated Delivery & Logistics, a national provider of time-critical delivery and logistics solutions, a company of which he was a founding member.

There is no family relationship between directors or executive officers of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers and the holders of 10% or more of the Company's stock to file with the Securities and Exchange Commission initial reports of changes in ownership of equity securities of the Company. Based on the Company's review of copies of such reports received by it, or written representations from reporting persons, the Company believes that during fiscal 2002, its directors, executive officers and holders of 10% or more of the Company's stock filed all reports on a timely basis except as follows: Initial Statements of Beneficial Ownership were not timely filed for Messrs. Cohen and Kronick and for East River Ventures II, LP. Mr. Parell did not timely file one Form 5 related to two stock option grants received in fiscal 2001. Mr. Ties did not timely file one Form 5 related to two stock option grants received in fiscal 2001. Mr. Ties filed one Form 4 late reporting four purchases of common stock that were executed on the same day. Mr. Kronick filed one Form 4 late reporting one purchase of preferred stock and one purchase of a common warrant. Mr. Wasik was late filing four Form 4s covering eleven purchases of common stock, one purchase of preferred stock and one purchase of a common warrant. Mr. Brown did not timely file one Form 5 related to one stock option grant received in fiscal 2001. Mr. Brown did not timely file three Form 4s related to four purchases of preferred stock and two purchases of preferred warrants by TH Lee Putnam Ventures. Mr. Hsieh did not timely file one Form 5 related to one stock option grant received in fiscal 2001. Mr. Hsieh did not timely file one Form 4 related to one purchase of preferred stock by TH Lee Putnam Ventures. Mr. Paluch did not timely file two Form 4s related to two purchases of preferred stock and two purchases of common warrants directly, two purchases of preferred stock and two purchases of common warrants by East River Ventures, II LP, and one purchase of preferred stock and one purchase of common warrants by ERV Partners, LLC. Mr. Becker did not file two Form 5s related to three stock option grants received in fiscal 2000 and fiscal 2001. East River Ventures II LP did not timely file one Form 4 related to one purchase of preferred stock and one purchase of common warrants.

The Company believes the following holders of 10% or more of the Company's stock have not filed Form 4s with respect to the following purchases: HomePoint Corporation with respect to one purchase of preferred stock, TenX Venture Partners, LLC with respect to one purchase of preferred stock and one purchase of a common warrant, and TH Lee Putnam Ventures and affiliated entities (TH Lee Putnam Ventures, LP, TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC) with respect to five purchases of preferred stock, three purchases of preferred warrants, and one purchase of common warrants.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal years ended June 29, 2002, June 30, 2001 and July 1, 2000, the aggregate compensation paid or accrued with respect to the Company's Chief Executive Officer and up to the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of June 29, 2002 (the "Named Executive Officers"), based upon salary and bonus earned by such executive officers and individuals in fiscal 2002.

SUMMARY COMPENSATION TABLE
ANNUAL COMPENSATION

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options(2)
Jeffry J. Parell	2002	$334,556	$—	$ 6,828(1)	140,000
Chief Executive Officer	2001	231,228	—	2,518(1)	60,000
	2000	—	—	—	—
D. Brad Frederiksen	2002	221,397	—	75,500(3)	10,000
Chief Information Officer	2001	122,506	—	—	25,000
	2000	—	—	—	—
Victor A. Serri	2002	236,283	—	—	46,052
Senior Vice President of	2001	230,520	—	—	7,000
Operations of Velocity Express	2000	160,000	—	—	3,949
Wesley C. Fredenburg	2002	221,397	—	8,000(4)	50,000
General Counsel	2001	126,689	—	—	20,000
and Secretary	2000	—	—	—	—
Mark E. Ties	2002	196,902	—	—	88,000
Chief Financial Officer	2001	170,056	—	—	20,000
and Treasurer	2000	23,702	—	—	—

(1) For 2002, includes $6,209 for vehicle allowance and $619 for premiums on a term life insurance policy for Mr. Parell. In 2001, represents vehicle allowance for Mr. Parell.

(2) Represents stock options granted in the years shown with exercise prices equal to or not less than fair market value on the date of grant. No SARs were granted in such years. In 2002, 5,000 options granted to Mr. Parell, 5,000 options granted to Mr. Serri, 5,000 options granted to Mr. Fredenburg, and 5,000 options granted to Mr. Ties were granted outside the Company's 1995 or 2000 Stock Option Plans. In 2001, in connection with their offers of employment with the Company, 50,000 options granted to Mr. Parell, 25,000 options granted to Mr. Frederiksen, and 25,000 options granted to Mr. Fredenburg were granted outside the Company's 1995 or 2000 Stock Option Plans. For 2002, includes options granted with the cancellation of a similar number of options. Options reissued for Messrs. Serri and Ties were 12,052 and 8,000, respectively.

(3) Represents payments agreed to upon the Company hiring Mr. Frederiksen in December 2000 as set forth in his employment contract. Payments were made in July and August 2001.

(4) Represents a retention payment agreed to upon the Company hiring Mr. Fredenburg in December 2000 as set forth in his employment contract. The payment was made in July 2001.

The following table sets forth information with respect to stock options granted to the Named Executive Officers in fiscal 2002:

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(9)	
					5%($)	10%($)
Jeffry J. Parell(1)	140,000	19.0%	$6.250	10/29/2011	$550,283	$1,394,525
D. Brad Frederiksen(2)	10,000	1.4%	6.250	10/29/2011	39,306	99,609
Victor A. Serri(3)	30,000	4.1%	6.250	10/29/2011	117,918	298,827
Victor A. Serri(4)	4,000	0.5%	6.250	10/29/2011	15,722	39,844
Victor A. Serri(5)	12,052	1.6%	8.250	6/1/2010	47,473	113,706
Wesley C. Fredenburg(6)	50,000	6.8%	6.250	10/29/2011	196,530	498,045
Mark E. Ties(7)	80,000	10.8%	6.250	10/29/2011	314,447	796,871
Mark E. Ties(8)	8,000	1.1%	8.250	6/1/2010	31,512	75,477

(1) In October 2001, Mr. Parell was granted an option to purchase 140,000 shares of Common Stock, 5,000 of which were granted outside the Company's 1995 or 2000 Stock Option Plans. The option vests ratably over two years on each six-month anniversary of the date of grant. These options contain a repricing feature that becomes effective in the event of a change of control of the Company or a successful placement of debt or equity during the vesting period of the option. If one of the conditions for repricing as listed in the option agreement is met, the options will be repriced to $2.00 per share. Further, in the event of a change of control, the option shall become immediately vested and fully exercisable.

(2) In October 2001, Mr. Frederiksen was granted an option to purchase 10,000 shares of Common Stock. The option vests ratably over three years, commencing on the first anniversary of the date of grant.

(3) In October 2001, Mr. Serri was granted an option to purchase 30,000 shares of Common Stock, 5,000 of which were granted outside the Company's 1995 or 2000 Stock Option Plans. The option vests ratably over two years on each six-month anniversary of the date of grant. These options contain a repricing feature that becomes effective in the event of a change of control of the Company or a successful placement of debt or equity during the vesting period of the option. If one of the conditions for repricing as listed in the option agreement is met, the options will be repriced to $2.00 per share. Further, in the event of a change of control, the option shall become immediately vested and fully exercisable.

(4) In October 2001, Mr. Serri was granted an option to purchase 4,000 shares of Common Stock. The option vests ratably over three years, commencing on the first anniversary of the date of grant.

(5) In January 2002, Mr. Serri was granted an option to purchase 12,052 shares of Common Stock. The option was granted six months and one day after the cancellation of a similar number of options. The option vested fully six months from the grant date.

(6) In October 2001, Mr. Fredenburg was granted an option to purchase 50,000 shares of Common Stock, 5,000 of which were granted outside the Company's 1995 or 2000 Stock Option Plans. The option vests ratably over two years on each six-month anniversary of the date of grant. These options contain a repricing feature that becomes effective in the event of a change of control of the Company or a successful placement of debt or equity during the vesting period of the option. If one of the conditions for repricing as listed in the option agreement is met, the options will be repriced to $2.00 per share. Further, in the event of a change of control, the option shall become immediately vested and fully exercisable.

(7) In October 2001, Mr. Ties was granted an option to purchase 80,000 shares of Common Stock, 5,000 of which were granted outside the Company's 1995 or 2000 Stock Option Plans. The option vests ratably over two years on each six-month anniversary of the date of grant. These options contain a repricing feature that becomes effective in the event of a change of control of the Company or a successful placement of debt or equity during the vesting period of the option. If one of the conditions for repricing as listed in the option agreement is met, the options will be repriced to $2.00 per share. Further, in the event of a change of control, the option shall become immediately vested and fully exercisable.

(8) In January 2002, Mr. Ties was granted an option to purchase 8,000 shares of Common Stock. The option was granted six months and one day after the cancellation of a similar number of options. The option vested fully six months from the grant date.

(9) Potential realizable value is based on the assumption that the price of the common stock appreciates at the rates shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation.

The following table sets forth certain information regarding options to purchase shares of the Company's common stock that were held by the Named Executive Officers in fiscal 2002. No such options were exercised during fiscal 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Shares Underlying Unexercised Options at June 29, 2002		Value of Unexercised In-the-Money Options at June 29, 2002	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Jeffry J. Parell	61,666	138,334	$ —	$ —
Brad Frederiksen	8,333	26,667	—	—
Victor A. Serri	27,501	29,500	1,725	—
Wesley C. Fredenburg	19,166	50,834	—	—
Mark E. Ties	33,000	75,000	—	—

COMPENSATION OF DIRECTORS

Cash Compensation. The Company has not paid any cash compensation to a director in his or her capacity as a director and has no present plan to pay directors' fees.

Stock Options and Restricted Stock. In February 1996, the Company adopted its 1996 Director Stock Option Plan. Until February 2002, each outside director was granted an option to purchase 3,000 shares of Common Stock for each year of service as a director. The term of each option granted under the plan is five years and the exercise price per share for stock granted under the plan is 100% of the fair market value per share on the date on which the respective option is granted.

Effective February 2002 on an annual basis, each director is granted 4,000 options, and the Chairman of the Board is granted an additional 2,000 options. Audit and Executive Committee members are granted 2,000 options, Compensation Committee members are granted 1,000 options, and Executive IT Committee members are granted 1,500 options. The chairperson of each committee receives an additional 1,000 options. The term of each option granted under the plan is five years and the exercise price per share for stock granted under the plan is 100% of the fair market value per share on the date on which the respective option is granted.

Effective September 2002, directors and committee members will be granted, on an annual basis, shares of restricted stock as compensation for board and committee service. The shares will vest one year from the date of grant of the restricted stock. Directors will be awarded 4,000 shares, and the Chairman of the Board will be granted an additional 2,000 shares. Audit and Executive Committee members will be granted 2,000 shares, Compensation Committee members will be granted 1,000 shares, and Executive IT Committee members will be granted 1,500 shares. The chairperson of each committee will receive an additional 1,000 shares.

In November 2001 upon their appointment to the Board of Directors, Messrs. Cohen and Kemp were each granted 75,000 options from the 2000 Plan. The options were granted at an exercise price of $6.00 per share and vest in equal installments over two years, with the first vesting occurring on the date of grant, and the remaining two vestings occurring on the one-year anniversary of the grant. The term of the options is ten years.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

The Company has employment contracts and severance agreements in effect with Jeffry J. Parell, its Chief Executive Officer, D. Brad Frederiksen, its Chief Information Officer, Victor A. Serri, its Senior Vice President of Operations, Wesley C. Fredenburg, its General Counsel and Secretary and Mark E. Ties, its Chief Financial Officer and Treasurer.

The Company and Mr. Parell are parties to an employment agreement dated October 16, 2000, governing his employment with the Company. The agreement sets forth Mr. Parell's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Parell's employment is voluntary and may be terminated by the Company with two months prior written notice, and by Mr. Parell with four months written notice. If the Company terminates Mr. Parell's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Parell shall receive an amount equal to his base salary per month at the end of each of the eighteen months following the date of his termination. The Company may immediately terminate Mr. Parell's employment for cause upon written notice without any further obligation to Mr. Parell. The term of the employment agreement is for two years, at which time, the agreement will automatically renew for a six-month term, unless either Executive or Company provides the other with written notice of intention not to renew at least ninety days prior to the expiration of the initial term, and at least sixty days prior to the expiration of any extension term.

The Company and Mr. Frederiksen were parties to an employment agreement dated December 4, 2000 governing his employment with the Company. The agreement set forth Mr. Frederiksen's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. If the Company were to terminate Mr. Frederiksen's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Frederiksen shall receive an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. Effective August 1, 2002, Mr. Frederiksen's employment with the Company terminated. He is eligible for severance as a result of the separation, and will receive such payments until the earlier of February 1, 2003 or upon obtaining other employment.

The Company and Mr. Serri are parties to an employment agreement dated October 19, 1998 governing his employment with the Company. The agreement sets forth Mr. Serri's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement,

Mr. Serri's employment is voluntary and may be terminated by the Company or Mr. Serri with or without written notice. If the Company terminates Mr. Serri's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Serri shall receive an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Serri's employment for cause upon written notice without any further obligation to Mr. Serri.

The Company and Mr. Fredenburg are parties to an employment agreement dated December 4, 2000, governing his employment with the Company. The agreement sets forth Mr. Fredenburg's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Fredenburg's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Fredenburg with two months prior notice. If the Company terminates Mr. Fredenburg's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Fredenburg shall receive an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Fredenburg's employment for cause upon written notice without any further obligation to Mr. Fredenburg.

The Company and Mr. Ties are parties to an employment agreement dated June 2001, governing his employment with the Company. The agreement sets forth Mr. Ties' compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Ties' employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Ties with two months prior notice. If the Company terminates Mr. Ties' employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Ties shall receive an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Ties' employment for cause upon written notice without any further obligation to Mr. Ties.

REPORT ON REPRICING OF OPTIONS

This table heading and the column heading below use the term "repricing" as required by the applicable regulation; however, the option treatment decribed below was a cancellation and regrant of options.

In 2001, the Compensation Committee approved the cancellation and regrant of all options outstanding under agreements originally entered into in June of 2000. The original options were priced at the then current market price of $53.38 per share. All employees holding such options were given the option of surrendering these options in exchange for a similar number of options to be granted six months and one day from the cancellation date, to be priced at the market price on the date of regrant. Three executive officers participated in the cancellation and regrant of options.

The following table sets forth information with respect to the cancellation and regrant of those options held by executive officers:

Name and Principal Position	Date	Number of Securities Underlying Options Repriced or Amended	Market Price of Stock at Time of Repricing or Amendment	Exercise Price at Time of Repricing or Amendment	New Exercise Price	Length of Original Option Term in Years Remaining at Date of Repricing or Amendment
Victor A. Serri .... Senior Vice President of Operations of Velocity Express	1/31/02(1)	12,052	$3.50	$53.38	$8.25	8.3
Mark E. Ties .... Chief Financial Officer and Treasurer	1/31/02(1)	8,000	$3.50	$53.38	$8.25	8.3
Sarah V. Kerrigan(2) .... Senior Vice President of Human Resources of Velocity Express	1/31/02(1)	3,013	$3.50	$53.38	$8.25	8.3

(1) In July 2001, options that had been granted on June 2, 2000 at an exercise price of $53.38 per share to executive officers and employees were cancelled. The options were reissued on January 31, 2002 at the current market price of $8.25 per share.

(2) Effective September 27, 2002 Ms. Kerrigan was no longer employed by the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2002, the Compensation Committee of the board consisted of James G. Brown, Vince Wasik and Alex Paluch. For a portion of the year and until his resignation from the Board, Peter Kooman was a member of the Compensation Committee. None of these individuals were at any time during fiscal 2002 or at any other time, an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the board or the compensation committee of the Company. Through his position as Managing Director of TH Lee Putnam Ventures, L.P., James G. Brown had relationships with the Company requiring disclosure under Item 404 of SEC Regulation S-K. See "Certain Relationships and Related Party Transactions."

COMPENSATION COMMITTEE REPORT

The following is the report of the compensation committee of the board describing compensation policies and rationales applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the fiscal year ended June 29, 2002.

Compensation Philosophy. The philosophy of the Company's compensation committee regarding executive compensation is to link executive pay to corporate performance. A significant portion of executive compensation is tied to the Company's success in meeting one or more specified performance goals and to appreciation in the Company's market valuation. The goals of the compensation program are to attract and retain highly talented executives and to motivate them to high levels of performance, recognizing the different impact that various executives have on the achievement of corporate goals.

The key elements of the executive compensation are generally base salary, annual bonus (dependent on corporate and individual performance) and stock options. The compensation committee approves compensation and pay levels as well as stock option grants to executive officers.

Base Salaries. Base salaries for executive officers are determined by evaluating the responsibilities of the position and the experience of the individual. Base salaries are reviewed annually, and are adjusted based upon performance contribution, management recommendation and market conditions.

Bonus. The Company's executive officers are eligible for an annual cash bonus. Individual and corporate performance objectives are established at the beginning of each year, and eligible executives are assigned target bonus levels. In fiscal 2002, no executive officers received bonus payments.

Stock Options. The purpose of the Company's stock option plans is to provide an additional incentive to certain employees of the Company to work to maximize stockholder value. Option grants with short-term vesting are used to reward past performance while option grants with long-term vesting are awarded to encourage employees to take into account the long-term interests of the Company, align employees' and shareholders' interests, as well as to create a valuable retention device for key employees. Stock options are typically granted at the time of hire, at the time of promotion or at the time of achievement of a significant corporate objective.

Compensation of Chief Executive Officer. The compensation committee approved the compensation of Jeffry Parell in 2002. The cash component of Mr. Parell's compensation did not change during fiscal 2002. The compensation committee determined the Chief Executive Officer's compensation after considering the same factors used to determine the compensation of other executive officers. In fiscal 2002, Mr. Parell received options to purchase 140,000 shares at exercise prices equal to the fair market value on the dates of grant.

Summary. It is the opinion of the compensation committee that the executive compensation policies and programs in effect for the Company's executive officers provide an appropriate level of total remuneration that properly aligns the Company's performance and interests of the Company's shareholders with competitive executive compensation in a balanced and reasonable manner.

COMPENSATION COMMITTEE

James G. Brown
Vincent Wasik
Alex Paluch

Stock Performance Graph

In accordance with Exchange Act regulations, the following performance graph compares the cumulative total shareholder return on the company's common stock to the cumulative total return on the Nasdaq Stock Market and a selected group of peer issuers over the same period. The peer issuers consist of Consolidated Delivery and Logistics, Inc. and Dynamex. The graph assumes that the value of the investment in the Company's common stock and each index was $100 in 1997 and that all dividends were reinvested. The information contained in the performance graphs shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2002


$600
$500
$400
$300
$200
$100
$0
1997
1998
1999
2000
2001
2002
Velocity Express Corp.
S&P Small Cap 600
NASDAQ US
Peer Group

Year	Velocity Express Corporation	S&P SmallCap 600	Nasdaq	Peer Group
1997	$100.00	$100.00	$100.00	$100.00
1998	66.67	119.46	131.62	157.34
1999	191.67	116.70	189.31	54.38
2000	533.34	133.49	279.93	32.99
2001	38.67	148.33	151.75	24.69
2002	40.67	148.74	102.81	26.52

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 29, 2002, the Company had issued and outstanding 3,662,603 shares of Common Stock, 2,806,797 shares of Series B Preferred, 2,000,000 shares of Series C Preferred, 1,829,944 shares of Series D Preferred, 1,066,390 shares of Series F Preferred and 5,865,331 shares of Series G Preferred. The following tables contain certain information known to the Company regarding beneficial ownership of its outstanding voting securities as of June 29, 2002, by (i) each person who is known to the Company to own beneficially more than five percent of each class of the Company's voting securities, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all current executive officers and directors as a group. Beneficial ownership listed in the tables below based on ownership of the Company's convertible preferred shares reflects Common Stock equivalents. Each share of Common Stock is entitled to one vote. As of June 29, 2002, each share of Series B Preferred was convertible into approximately 1.326 shares of Common Stock, each share of Series C Preferred was convertible into approximately 0.893 shares of Common Stock, each share of Series D Preferred was convertible into 2.434 shares of Common Stock, and each share of Series F Preferred was convertible into 4.814 shares of Common Stock. Holders of Outstanding Preferred are entitled to one vote for each share of Common Stock issuable upon conversion of the Outstanding Preferred. All convertible preferred shares and a warrant issued to Bayview Capital Partners LP (the "Bayview Warrant") are subject to adjustment to prevent dilution.

Pursuant to Stock Purchase Agreements entered into during April 2002, the Company issued 5,865,331 shares of Series G Convertible Preferred Stock ("Series G Preferred") for $0.75 per share. Subject to shareholder approval, holders of Series G Preferred may convert their shares into a number of shares of common stock computed by multiplying the number of shares to be converted by $0.75 and dividing the result by the conversion price then in effect. However, because the conversion of the Series G Preferred is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series G Preferred would not be deemed to be beneficial owners of the underlying common stock.

Unless otherwise noted and subject to applicable community property laws, each person identified below has sole voting and investment power with respect to such shares and the address of each person identified below is Velocity Express Corporation, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439. To the Company's knowledge, except as indicated in the footnotes to the tables below, the persons named in the tables below have sole voting and investment power with respect to all voting securities. Beneficial ownership is determined in accordance with the rules of the SEC and includes the class of capital stock identified on each table and securities convertible into or exercisable for the class of capital stock identified on each table owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days of June 29, 2002.

Reference made herein to TH Lee Putnam Ventures ("THLPV") includes TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC, and Blue Star I, LLC.

Common Stock

Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)
TH Lee Putnam Ventures(2)(5) 200 Madison Avenue, Suite 2225, New York, NY 10016	8,828,055	70.7%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	8,828,055	70.7%
Douglas Hsieh(4) 200 Madison Avenue, Suite 2225, New York, NY 10016	8,828,055	70.7%
Richard and Mabeth Neslund(6) 15210 Wayzata Boulevard, Wayzata, MN 55391	1,397,837	29.8%
Neuberger Berman, LLC(7) 666 Fifth Avenue, 34th Floor, New York, NY 10103	1,101,812	23.1%
HomePoint Corporation(5)(8) c/o TenX Venture Partners, LLC One First Avenue, Suite 100, Conshohocken, PA 19428	912,346	19.9%
RS Investment Management Co. LLC(9) 338 Market Street, Suite 200, San Francisco, CA 94111	846,383	19.8%
Vincent A. Wasik(10)	668,905	15.7%
Alexander I. Paluch(11)	658,746	15.2%
East River Ventures II, LP(12) 645 Madison Avenue, Ste 2200, New York, NY 10022	609,522	14.3%
Bayview Capital Partners LP(13) 641 East Lake Street, Suite 230, Wayzata, MN 55391	534,939	12.7%
TenX Venture Partners, LLC(5)(14) One First Avenue, Suite 100, Conshohocken, PA 19428	425,952	10.4%
Robert McCullough(15) 455 Belvedere, Belvedere, CA 94920	330,012	8.3%
Perkins Capital Management, Inc.(16) 730 East Lake Street, Wayzata, MN 55391	261,395	6.7%
MCG USHP LLC(17) One Morningside Drive N., Ste 200, Westport, CT 06880	245,000	6.3%
Andrew K. Boszhardt, Jr.(18) 666 Fifth Avenue, 34th Floor, New York, NY 10103	234,425	6.0%
Rich Schottenfeld(19) 399 Park Avenue, 37th Floor, New York, NY 10022	210,985	5.4%
BLG Ventures, LLC(20) 150 John F. Kennedy Pkwy., Short Hills, NJ 07078	200,000	5.2%
Jeffry J. Parell(21)	74,884	2.0%
Timothy G. Becker(22)	67,334	1.8%
Mark E. Ties(23)	44,095	1.2%
Victor A. Serri(24)	29,936	*
Wesley C. Fredenburg(25)	27,727	*
William S. Cohen(26)	25,000	*
Jack F. Kemp(27)	25,000	*
D. Brad Frederiksen(28)	13,021	*
Richard A. Kassar	—	0%
All directors and officers as a group (15 persons)(29)	10,566,485	74.7%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 3,662,603 shares of Common Stock outstanding as of June 29, 2002. Beneficial ownership based upon ownership of convertible preferred stock reflects Common Stock equivalents on an as-if-converted basis. Common Stock issuable pursuant to outstanding warrants, stock options and convertible preferred stock is deemed outstanding for computing the percentage of the holders thereof, but not for computing the percentage of any other person. More than one person may beneficially own the same shares.

(2) Includes: (i) 2,048,247 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Ventures, L.P., 1,511,537 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 116,677 shares issuable upon conversion of Series B Preferred owned by THLi Co Investment Partners, LLC, and 44,316 shares issuable upon conversion of Series B Preferred owned by Blue Star I, LLC; (ii) 982,637 shares issuable upon conversion of Series C Preferred owned by TH Lee Putnam Ventures, L.P., 725,153 shares issuable upon conversion of Series C owned by TH Lee Putnam Parallel Ventures, L.P., 55,800 shares issuable upon conversion of Series C Preferred owned by THLi Co Investment Partners, LLC, and 21,435 shares issuable upon conversion of Series C Preferred owned by Blue Star I, LLC; (iii) 405,575 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Ventures, L.P., 299,301 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 23,030 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by THLi Co Investment Partners, LLC, and 8,847 shares issuable upon the exercise and conversion of warrants to purchase Series C owned by Blue Star I, LLC; (iv) 1,170,153 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Ventures, L.P., 863,532 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 66,318 shares issuable upon conversion of Series D Preferred owned by THLi Co Investment Partners, LLC, and 25,655 shares issuable upon conversion of Series D Preferred owned by Blue Star I, LLC; (v) 249,009 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Ventures, L.P., 183,761 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 14,113 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by THLi Co Investment Partners, LLC, and 5,459 shares issuable upon the exercise of warrants to purchase Series D Preferred owned by Blue Star I, LLC; and (vi) 7,500 shares issuable upon the exercise of options to purchase Common Stock issued to TH Lee Putnam Fund Advisors, L.P. Does not include 228,469 shares issuable upon exercise of warrants to purchase Common Stock owned by TH Lee Putnam Ventures, L.P. and 196,531 shares issuable upon exercise of warrants to purchase Common Stock owned by TH Lee Putnam Parallel Ventures, L.P. (collectively the "Common Warrants"). The Common Warrants become exercisable only in the event and to the extent that 3,000,000 options granted under the Company's 2000 Stock Option Plan are exercised, on a pro rata basis. TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC are affiliates of TH Lee Putnam Ventures.

(3) Consists of shares beneficially owned by THLPV, for which Mr. Brown disclaims beneficial ownership.

(4) Consists of shares beneficially owned by THLPV, for which Mr. Hsieh disclaims beneficial ownership.

(5) THLPV is the largest shareholder of HomePoint Corporation. TenX Venture Partners, LLC has an agreement to provide management services to HomePoint Corporation. A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

(6) Consists of 377,114 shares owned directly, 79,855 shares issuable pursuant to warrants and 940,868 shares issuable upon conversion of Series F Preferred.

(7) Consists of (i) 39,063 shares issuable upon exercise of warrants and 547,013 shares issuable upon conversion of Series F Preferred owned by Oscar Private Equity Investments, L.P.; (ii) 18,750 shares issuable upon exercise of warrants and 262,567 shares issuable upon conversion of Series F Preferred owned by Oscar Investment Fund, LP; (iii) 6,250 shares issuable upon exercise of warrants and 87,518 shares issuable upon conversion of Series F Preferred owned by Oscar Opportunistic Fund, LLC; (iv) 3,125

shares issuable upon exercise of warrants and 43,757 shares issuable upon conversion of Series F Preferred owned by Oscar Opportunistic Offshore Fund, Ltd.; and (v) 6,250 shares issuable upon exercise of warrants and 87,519 shares issuable upon conversion of Series F Preferred owned by Oscar Fund (Cayman) Limited. Oscar Investment Fund, LP, Oscar Opportunistic Fund, LLC, Oscar Opportunistic Offshore Fund, Ltd. and Oscar Fund (Cayman) Limited are affiliates of Neuberger Berman, LLC.

(8) Consists of shares issuable upon conversion of Series D Preferred.

(9) Consists of 238,000 shares owned directly and 608,383 shares issuable upon conversion of Series D Preferred.

(10) Consists of 72,260 shares owned directly, 23,438 shares issuable upon exercise of warrants, 328,207 shares issuable upon conversion of Series F Preferred, and 245,000 shares issuable upon exercise of warrants beneficially owned by MCG USHP, LLC.

(11) Consists of 2,345 shares issuable upon exercise of warrants, 32,814 shares issuable upon conversion of Series F Preferred, 40,625 shares issuable upon exercise of warrants and 568,897 shares issuable upon conversion of Series F Preferred owned by East River Ventures II, LP, and 938 shares issuable upon exercise of warrants and 13,127 shares issuable upon conversion of series F Preferred owned by ERV Partners LLC.

(12) Consists of 40,625 shares issuable upon exercise of warrants and 568,897 shares issuable upon conversion of Series F Preferred.

(13) Consists of shares issuable upon exercise of the Bayview Warrants.

(14) Consists of 121,761 shares issuable upon exercise of a warrant and 304,191 shares issuable upon conversion of Series D Preferred.

(15) Consists of (i) 3,200 shares owned directly, 14,563 shares issuable upon exercise of warrants and 196,921 shares issuable upon conversion of Series F Preferred; (ii) 2,344 shares issuable upon exercise of warrants and 32,820 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. Family Foundation; (iii) 45,000 shares owned directly by the McCullough Living Trust; and (iv) 2,344 shares issuable upon exercise of warrants and 32,820 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. IRA.

(16) Consists of (i) 20,000 shares owned directly, 20,875 shares issuable upon exercise of warrants, and 96,275 shares issuable upon conversion of Series F Preferred owned by Pyramid Partners, LP, (ii) 5,157 shares issuable upon exercise of warrants and 72,206 shares issuable upon conversion of Series F Preferred owned by Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan; (iii) 1,719 shares issuable upon exercise of warrants and 24,069 shares issuable upon conversion of Series F Preferred owned by Robert G. Allison; and (iv) 1,406 shares issuable upon exercise of warrants and 19,688 shares issuable upon conversion of Series F Preferred owned by David M. Westrum. Pyramid Partners, LP, Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan, Robert G. Allison, and David M. Westrum are entities affiliated with Perkins Capital Management, Inc.

(17) Consists of shares issuable upon exercise of warrants.

(18) Consists of 15,626 shares issuable upon exercise of warrants and 218,799 shares issuable upon conversion of Series F Preferred.

(19) Consists of 10,938 shares issuable upon exercise of warrants and 153,165 shares issuable upon conversion of Series F Preferred owned by Schottenfeld Qualified Associates, L.P. and 3,125 shares issuable upon exercise of warrants and 43,757 shares issuable upon conversion of Series F Preferred owned by CSL Associates, L.P. Schottenfeld Qualified Associates, L.P. and CSL Associates, L.P. are entities affiliated with Mr. Schottenfeld.

(20) Consists of shares issuable upon exercise of warrants.

(21) Consists of 1,500 shares owned directly, 61,666 shares issuable upon exercise of options, 782 shares issuable upon exercise of warrants and 10,936 shares issuable upon conversion of Series F Preferred.

(22) Consists of 8,334 shares owned directly and 59,000 shares issuable upon exercise of options.

(23) Consists of 780 shares owned directly, 33,000 shares issuable upon exercise of options, 688 shares issuable upon exercise of warrants and 9,627 shares issuable upon conversion of Series F Preferred.

(24) Consists of 27,501 shares issuable upon exercise of options, 163 shares issuable upon exercise of warrants and 2,272 shares issuable upon conversion of Series F Preferred.

(25) Consists of 2,000 shares owned directly, 19,166 shares issuable upon exercise of options, 438 shares issuable upon exercise of warrants and 6,123 shares issuable upon conversion of Series F Preferred.

(26) Consists of shares issuable upon exercise of warrants.

(27) Consists of shares issuable upon exercise of warrants.

(28) Consists of 8,333 shares issuable upon exercise of options, 313 shares issuable upon exercise of warrants and 4,375 shares issuable upon conversion of Series F Preferred.

(29) Consists of an aggregate of 84,874 shares of Common Stock, 300,912 shares issuable pursuant to presently exercisable options and warrants, 484,057 shares issuable upon conversion of Series F Preferred directly owned by directors and officers, 8,828,055 shares beneficially owned by THLPV (for which Messrs. Brown and Hsieh disclaim beneficial ownership) 609,522 shares beneficially owned by East River Ventures II LP (for which Mr. Paluch disclaims beneficial ownership), 14,065 shares owned by ERV Partners LLC (for which Mr. Paluch disclaims beneficial ownership) and 245,000 shares beneficially owned by MCG USHP LLC (for which Mr. Wasik disclaims beneficial ownership).

Series B Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Vincent A. Wasik	—	0%
Jeffry J. Parell	—	0%
Timothy G. Becker	—	0%
Alex Paluch	—	0%
William S. Cohen	—	0%
Jack F. Kemp	—	0%
Richard A. Kassar	—	0%
D. Brad Frederiksen	—	0%
Victor A. Serri	—	0%
Wesley C. Fredenburg	—	0%
Mark E. Ties	—	0%
All directors and executive officers as a group (15 persons)(3)	2,806,797	100.0%

(1) Percentage of beneficial ownership is based on 2,806,797 of Series B Preferred outstanding as of June 29, 2002, which were convertible into an aggregate of 3,720,777 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes shares of Series B Preferred held as follows: 1,545,111 shares directly owned by TH Lee Putnam Ventures, L.P., 1,140,240 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 88,016 shares directly owned by THLi Co Investment Partners, LLC, and 33,430 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series C Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Vincent A. Wasik	—	0%
Jeffry J. Parell	—	0%
Timothy G. Becker	—	0%
Alex Paluch	—	0%
William S. Cohen	—	0%
Jack F. Kemp	—	0%
Richard A. Kassar	—	0%
D. Brad Frederiksen	—	0%
Victor A. Serri	—	0%
Wesley C. Fredenburg	—	0%
Mark E. Ties	—	0%
All directors and executive officers as a group (15 persons)(3)	2,825,484	100.0%

(1) Percentage of beneficial ownership is based on 2,000,000 of Series C Preferred outstanding as of June 29, 2002, which were convertible into an aggregate of 1,785,024 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,100,978 shares owned directly and 454,420 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 812,485 shares owned directly and 335,347 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 62,520 shares owned directly and 25,804 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 24,017 shares owned directly and 9,913 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, L.P., for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series D Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	60.3%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	60.3%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	60.3%
HomePoint Corporation(4) c/o TenX Venture Partners, LLC One First Avenue, Suite 100, Conshohocken, PA 19428	374,906	20.5%
RS Investment Management, Inc. 388 Market Street, San Francisco, CA 94111	250,000	13.7%
TenX Venture Partners, LLC One First Avenue, Suite 100, Conshohocken, PA 19428	125,000	6.8%
Vincent A. Wasik	—	0%
Jeffry J. Parell	—	0%
Timothy G. Becker	—	0%
Alex Paluch	—	0%
William S. Cohen	—	0%
Jack F. Kemp	—	0%
Richard A. Kassar	—	0%
D. Brad Frederiksen	—	0%
Victor A. Serri	—	0%
Wesley C. Fredenburg	—	0%
Mark E. Ties	—	0%
All directors and executive officers as a group (15 persons)(3)	1,234,071	60.3%

(1) Percentage of beneficial ownership is based on 1,829,944 shares of Series D Preferred outstanding as of June 29, 2002, which were convertible into an aggregate of 4,102,673 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 560,144 shares owned directly and 119,199 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 413,367 shares owned directly and 87,965 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 31,746 shares owned directly and 6,756 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 12,281 shares owned directly and 2,613 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by the TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) THLi Co Investment Partners, LLC is the largest shareholder of HomePoint Corporation. TenX Venture Partners, LLC has an agreement to provide management services to HomePoint Corporation. A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

Series F Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
Neuberger Berman, LLC(2) 2666 Fifth Avenue, 34th Floor, New York, NY 10103	213,632	20.0%
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	195,453	18.3%
Alex Paluch(3)	127,725	12.0%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	118,181	11.1%
Vincent A. Wasik	68,181	6.4%
Robert McCullough(4) 455 Belvedere, Belvedere, CA 94920	54,544	5.1%
Jeffry J. Parell	2,272	*
Mark E. Ties	2,000	*
Wesley C. Fredenburg	1,272	*
D. Brad Frederiksen	909	*
Victor A. Serri	472	*
Timothy G. Becker	—	0%
William S. Cohen	—	0%
Jack F. Kemp	—	0%
Richard A. Kassar	—	0%
All directors and executive officers as a group (15 persons)(5)	221,465	20.8%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 1,066,390 shares of Series F Preferred outstanding as of June 29, 2002, which were convertible into an aggregate of 5,133,325 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Consists of 113,635 shares owned by Oscar Private Equity Investments, LP, 54,545 shares owed by Oscar Investment Fund, LP, 18,181 shares owned by Oscar Fund (Cayman) Limited, 18,181 shares owned by Oscar Opportunistic Fund, LLC and 9,090 shares owned by Oscar Opportunistic Offshore Fund, Ltd. Oscar Private Equity Investments, LP, Oscar Investment Fund, LP, Oscar Opportunistic Fund, LLC, Oscar Opportunistic Offshore Fund, Ltd. and Oscar Fund (Cayman) Limited are affiliates of Neuberger Berman, LLC.

(3) Consists 6,817 shares owned directly, 118,181 shares owned by East River Ventures II, LP, and 2,727 shares owned by ERV Partners, LLC. Mr. Paluch is a General Partner of East River Ventures II, LP and a Managing Member of ERV Partners, LLC. Mr. Paluch disclaims beneficial ownership of the shares held of record by each of East River Ventures II, LP and ERV Partners, LLC.

(4) Consists of 40,908 shares owned directly, 6,818 shares owned directly by the Robert F. McCullough Sr. Family Foundation, and 6,818 shares owned directly by the Robert F. McCullough Sr. IRA.

(5) Consists of (i) 100,557 shares owned directly by officers and directors; (ii) 118,181 shares owned by East River Ventures II, LP; and (iii) 2,727 shares owned by ERV Partners LLC for which Mr. Paluch disclaims beneficial ownership.

Series G Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	56.8%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	56.8%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	56.8%
John Kennedy 2100 First National Ctr., Oklahoma City, OK 73102	500,000	8.5%
Mike Samis 2100 First National Ctr., Oklahoma City, OK 73102	500,000	8.5%
Andrew K. Boszhardt, Jr. 2666 Fifth Avenue, 34th Floor, New York, NY 10103	300,000	5.1%
MCG Global LLC One Morningside Drive N., Ste 200, Westport, CT 06880	293,333	5.0%
Vincent A. Wasik(4)	293,333	5.0%
Mark E. Ties	40,000	*
Jeffry J. Parell	—	0%
Timothy G. Becker	—	0%
Alex Paluch	—	0%
William S. Cohen	—	0%
Jack F. Kemp	—	0%
Richard A. Kassar	—	0%
D. Brad Frederiksen	—	0%
Victor A. Serri	—	0%
Wesley C. Fredenburg	—	0%
All directors and executive officers as a group (15 persons)(5)	3,666,666	62.5%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 5,865,331 shares of Series G Preferred outstanding as of June 29, 2002, which were convertible into an aggregate of 1,173,061 shares of Common Stock. Subject to shareholder approval, holders of Series G Preferred may convert their shares into common stock. However, because the conversion of the Series G Preferred is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series G Preferred would not be deemed to be beneficial owners of the underlying common stock. More than one person may beneficially own the same shares.

(2) Includes shares of Series G Preferred held as follows: 1,832,167 shares directly owned by TH Lee Putnam Ventures, L.P., 1,355,183 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 103,488 shares directly owned by THLi Co Investment Partners, LLC, and 42,495 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 293,333 shares owned directly by MCG Global, LLC., for which Mr. Wasik disclaims beneficial ownership. Mr. Wasik is the founder and a principal of MCG Global, LLC.

(5) Consists of (i) 40,000 shares owned directly by officers and directors; (ii) 3,333,333 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; and (iii) 293,333 shares owned by MCG Global, LLC, for which Mr. Wasik disclaims beneficial ownership.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

Issuance of Series G Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during April 2002, the Company issued 5,865,331 shares of Series G Convertible Preferred Stock ("Series G Preferred") to one institutional investor, twelve accredited investors and four employees of the Company for $0.75 per share for proceeds of $4.4 million. Of the total proceeds, $4.1 million was received in cash, and $310,000 was in exchange for services performed for the Company. The initial conversion price of the Series G Preferred was $3.75, and, at the time of issuance, each share of Series G Preferred was convertible, upon shareholder approval, into 0.2 shares of the Company's common stock. Additionally, no holder of the Series G Preferred Stock is permitted to request registration of the common stock underlying the preferred for 180 days from the date of purchase. The Company sold the Series G Preferred to the following directors, officers and/or beneficial owners of 5% of this class of stock:

Name of Beneficial Owner	Number of Shares of Series G Preferred
TH Lee Putnam Ventures	3,333,333
John Kennedy	500,000
Mike Samis	500,000
Andrew Boszhardt	300,000
MCG Global LLC	293,333
Vincent Wasik(1)	293,333

(1) Consists of 293,333 shares owned directly by MCG Global, LLC, for which Mr. Wasik disclaims beneficial ownership. Mr. Wasik is the founder and a principal of MCG Global, LLC.

Issuance of Series F Convertible Preferred Stock

During fiscal 2002, the Company issued 1,072,752 shares of Series F Preferred to a group of institutional investors and eleven officers of the Company for net proceeds of approximately $11.3 million. The initial conversion price of the Series F Preferred was $2.75, and, at the time of issuance, each share of Series F Preferred was convertible into four shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series F is convertible are subject to adjustment in order to prevent dilution. The Company also issued warrants to purchase 360,128 shares of common stock in connection with these sales. At June 29, 2002, 1,066,390 shares of Series F Preferred are outstanding. The Company sold the Series F Subscription Notes to the following directors, officers and/or beneficial owners of 5% of this class of stock:

Name of Beneficial Owner	Number of Shares of Series F Preferred
Neuberger Berman LLC	213,632
Richard Neslund	195,453
Alex Paluch(1)	127,725
East River Ventures II, LP	118,181
Vincent A. Wasik	68,181
Robert McCullough	54,544

(1) Consists 6,817 shares owned directly, 118,181 shares owned by East River Ventures II, LP, and 2,727 shares owned by ERV Partners, LLC. Mr. Paluch is a General Partner of East River Ventures II, LP and a Managing Member of ERV Partners, LLC. Mr. Paluch disclaims beneficial ownership of the shares held of record by each of East River Ventures II, LP and ERV Partners, LLC.

Contracts and arrangements with MCG Global, LLC

The Company has entered into service agreements with MCG Global, LLC and its related entities ("MCG"). Vincent A. Wasik, currently a shareholder and Chairman of the Board of the Company, is a owner and principal of MCG, although he was neither a shareholder nor Chairman of the Board at the time the initial service agreement was entered into. Under the agreements, MCG has provided services in connection with Company's business that include the following matters, (1) management and consulting assistance with operations, debt structure, vendors and contractual obligations, (2) negotiation and settlement of the Company's rights and obligations under the September 24, 1999 Merger Agreement under which the Company acquired Velocity; (3) assistance with all aspects of the Company's replacement of its Senior Revolving Credit Facility held by GE Capital Corporation and mezzanine debt facility held by Bayview Capital Partners LP, and (4) services in connection with Company's centralization of data platforms, cash and lock-box management, consolidation of back office functions, technology initiatives and strategic planning. The Company granted a total of 245,000 warrants to purchase common stock. Cash and warrant-based compensation for these services amounted to $1.8 million in fiscal 2002.

PART IV.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Exhibits.

Reference is made to the Exhibit Index.

(b) Reports on Form 8-K.

The Company filed one report on Form 8-K during the fiscal quarter ended June 29, 2002, as follows:

(i) Current Report on Form 8-K filed on April 25, 2002, relating to the issuance of a press release announcing financial results for the third fiscal quarter and the enactment of a one-for-five reverse stock split.

(c) Financial Statement Schedules.

II—Valuation and Qualifying Accounts – years ended June 29, 2002, June 30, 2001 and July 1, 2000.

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota on July 28, 2003.

VELOCITY EXPRESS CORPORATION

By: /S/ JEFFRY J. PARELL

Jeffry J. Parell
Chief Executive Officer

By: /S/ MARK E. TIES

Mark E. Ties
Chief Financial Officer
(Principal Accounting and Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wesley C. Fredenburg and Mark E. Ties, or either of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Vincent A. Wasik	Chairman	July 28, 2003
* Jeffry J. Parell	Chief Executive Officer and Director	July 28, 2003
* James Brown	Director	July 28, 2003
* Douglas Hsieh	Director	July 28, 2003
* Alex Paluch	Director	July 28, 2003
* Jack Kemp	Director	July 28, 2003
* Richard A. Kassar	Director	July 28, 2003

* By: Wesley C. Fredenburg, Attorney-in-Fact

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts
Fiscal Years 2002, 2001 and 2000
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions charged to cost, expenses, revenues	Deductions (1)	Balance at End of Period
Accounts receivable reserves:				
2002	$1,160	$3,165	$2,075	$2,250
2001	2,575	513	1,928	1,160
2000	23	3,184	632	2,575

(1) write-off of accounts receivable determined to be uncollectible.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 8, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
2.2	Amendment No. 1 to Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 22, 1999 (incorporated by reference to the Company's 8-K, filed October 8, 1999).
2.3	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P. and TH Lee. Putnam Internet Parallel Partners, L.P., dated as of May 15, 2000 (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
2.4	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC, dated as of September 1, 2000 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
2.5	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. dated August 2, 2001 (incorporated by reference to the Company's Form 10-Q, filed November 13, 2001).
2.6	Agreement and Plan of Merger by and between United Shipping & Technology, Inc., a Utah corporation, and Velocity Express Corporation, a Delaware corporation, dated as of December 6, 2001 (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
2.7*	Certificate of Merger of United Shipping & Technology, Inc. (a Utah corporation) into Velocity Express Corporation (a Delaware corporation).
3.1	Articles of Incorporation of United Shipping & Technology, Inc., as amended (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
3.2	Certificate of Designation of Preferences and Rights of Series C Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
3.3	Certificate of Designation of Preferences and Rights of Series D Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
3.4	The Company's Articles of Incorporation, as amended and restated (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
3.5	The Company's Bylaws, as amended (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
3.6	Certificate of Designation of Preferences and Rights of Series F Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 8-K, filed July 20, 2001).
3.7	The Company's Bylaws, as amended (incorporated by reference to the Company's Registration Statement on Form SB-2, File No. 333-01652C).
3.8	Certificate of Incorporation of Velocity Express Corporation dated as of December 5, 2001 (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).

Exhibit Number	Description
3.9	Bylaws of Velocity Express Corporation (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
3.10	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form S-3/A, File No. 333-88568, filed June 3, 2002).
3.11*	Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock
4.1	Specimen form of the Company's Common Stock certificate (incorporated by reference to the Company's Statement on Form SB-2, File No. 333-01652C).
4.2	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 8-K filed April 5, 2002).
4.3*	Specimen form of Velocity Express Corporation Common Stock Certificate
10.1	Form of warrant issued pursuant to bridge loan financing completed by the Company in December 1995 (incorporated by reference to the Company's Statement on Form SB-2, File No. 333-01652C).
10.2	1996 Director Stock Option Plan, as amended (incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended January 1, 2000).
10.3	2000 Stock Option Plan (incorporated by reference to the Company's Definitive Schedule 14A filed on May 8, 2000).
10.4	Exchange Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and CEX Holdings, Inc., dated as of September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.5	Note and Warrant Purchase Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and Bayview Capital Partners LP, dated as of September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.6	Senior Subordinated Note by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and Bayview Capital Partners LP, dated September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.7	Warrant to Purchase Common Stock of United Shipping & Technology, Inc. issued to Bayview Capital Partners LP, dated September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999.
10.8	Stock Purchase Warrant to Acquire Common Stock, issued May 31, 2000, granted by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for up to 228,469 shares of Common Stock (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
10.9	Stock Purchase Warrant to Acquire Common Stock, issued May 31, 2000, granted by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel Partners, L.P. for up to 196,531 shares of Common Stock (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
10.10	Stock Purchase Warrant to Acquire Series B Preferred Stock, issued May 31, 2000, granted by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for up to 243,468 shares of Series B Preferred Stock (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
10.11	Stock Purchase Warrant to Acquire Series B Preferred Stock, issued May 31, 2000, granted by United Shipping & Technology, Inc. to TH Lee Putnam Internet Parallel Partners, L.P. for up to 209,433 shares of Series B Preferred Stock (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).

Exhibit Number	Description
10.12	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 187,290 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.13	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 142,042 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.14	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to THLi Coinvestment Partners, LLC for 10,598 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.15	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to Blue Star I, LLC for 4,024 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.16	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 262,204 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.17	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel Partners, L.P. for 198,855 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.18	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to THLi Coinvestment Partners LLC for 14,837 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.19	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to Blue Star I, LLC for 5,634 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.20	Form of Warrant issued to Bayview Capital Partners LP as of May 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).
10.21	Form of Warrant issued to Bayview Capital Partners LP as of July 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).
10.22	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).
10.23	Bridge Loan Agreement dated as of January 4, 2001, by and between the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).
10.24	Convertible Bridge Note for $3,500,000 dated January 4, 2001, issued by the Company to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).

Exhibit Number	Description
10.25	Form of Stock Purchase Warrant to Acquire Preferred Stock dated January 4, 2001, issued by the Company to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).
10.26	Supplemental Bridge Loan Agreement dated as of January 31, 2001, by and between the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended December 30, 2000).
10.27	Securities Purchase Agreement dated as of March 1, 2001 among the Company and RS Investment Management, Inc. (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.28	Form of Stock Purchase Agreement to acquire Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred entered into during March 2001 between the Company and TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.29	Form of Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred issued to TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company pursuant to Stock Purchase Agreements entered into during March 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.30	Form of Warrant to purchase shares of Series D Preferred issued to entities affiliated with TH Lee.Putnam Internet Parallel Partners, L.P. on January 4, 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.31	Form of Subscription Note Purchase Agreement to purchase Series F Convertible Preferred Stock entered into between the Company and certain investors in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.32	Form of Subscription Note issued in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.33	Form of Warrant to purchase shares of Common Stock used in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.34	Third Amended and Restated Registration Rights Agreement dated as of July 2001, among the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC, Blue Star I, LLC, RS Investment Management, Inc., Marshall T. Masko, Home Point Corporation, TenX Venture Partners, LLC, Al-Mal Islamic Company, Sheikh Salah A.H. Al-Qahtani and each Series F Convertible Preferred Stock purchaser. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.35	Employment Agreement between Velocity Express, Inc. and Jeffry J. Parell dated October 16, 2000. (incorporated by reference to the Company's Form 10-KSB/A for the year ended June 30, 2001).
10.36	Employment Agreement between United Shipping & Technology, Inc. and Mark E. Ties dated June 2001. (incorporated by reference to the Company's Form 10-KSB/A for the year ended June 30, 2001).
10.37	Employment Agreement between United Shipping & Technology, Inc. and Wesley C. Fredenburg dated December 4, 2000. (incorporated by reference to the Company's Form 10-KSB/A for the year ended June 30, 2001).

Exhibit Number	Description
10.38	Contractor Services Agreement between United Shipping & Technology, Inc. and MCG Global, LLC dated May 15, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.39	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to MCG Global, LLC dated May 15, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.40	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to BLG Ventures, LLC dated August 23, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.41	Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of January 25, 2002. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.42	Form of Incentive Stock Option Agreement between United Shipping & Technology, Inc., and management, dated October 29, 2001. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.43	Form of Stock Purchase Agreement to purchase Series G Convertible Preferred Stock entered into between the Company and certain investors on May 3, 2002.
21.1*	Subsidiaries
23.1	Consent of Ernst & Young LLP
31.1	Section 302 certification of CEO
31.2	Section 302 certification of CFO
32.1	CEO Certification pursuant to 18 U.S.C §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to 18 U.S.C §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed with initial filing of this Annual Report on Form 10-K for the year ended June 29, 2002.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-Q/A

(Mark One)

☒ **QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended September 28, 2002

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to _______________ .

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**87-0355929**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
7803 Glenroy Road, Suite 200, Minneapolis, Minnesota	**55439**
(Address of Principal Executive Offices)	(Zip Code)

(612) 492-2400
(Registrant's telephone number, including area code)

Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

As of November 7, 2002, there were 4,241,315 shares of common stock of the registrant issued and outstanding.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

INDEX TO FORM 10-Q

September 28, 2002

PART I.
VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value)

	September 28, 2002	June 29, 2002
	(unaudited)	
ASSETS		
Current assets:		
Cash	$ 3,199	$ 2,704
Accounts receivable, net	42,351	38,816
Accounts receivable—other	1,606	1,895
Prepaid workers' compensation and auto liability insurance	9,438	11,939
Other prepaid expenses	1,865	1,304
Other current assets	509	552
Total current assets	58,968	57,210
Property and equipment, net	10,917	10,970
Goodwill	42,830	42,830
Deferred financing costs, net	1,853	1,916
Other assets	985	963
Total assets	$115,553	$113,889
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 19,402	$ 19,543
Accrued insurance and claims	6,021	6,084
Accrued wages and benefits	4,476	2,871
Accrued legal and claims	3,276	4,017
Other accrued liabilities	3,614	3,510
Current portion of long-term debt	21	30
Total current liabilities	36,810	36,055
Long-term debt less current portion	40,943	38,756
Accrued insurance and claims	7,887	9,763
Shareholders' equity:		
Preferred stock, $0.004 par value, 50,000 shares authorized 13,476 and 13,568 shares issued and outstanding at September 28, 2002 and June 29, 2002, respectively	63,653	64,480
Preferred warrants, 1,042 outstanding at September 28, 2002 and June 29, 2002	7,600	7,600
Common stock, $0.004 par value, 150,000 shares authorized 4,162 and 3,663 shares issued and outstanding at September 28, 2002 and June 29, 2002, respectively	17	15
Stock subscription receivable	(8)	(26)
Additional paid-in-capital	58,403	57,152
Accumulated deficit	(99,608)	(99,766)
Foreign currency translation	(144)	(140)
Total shareholders' equity	29,913	29,315
Total liabilities and shareholders' equity	$115,553	$113,889

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended	
	September 28, 2002	September 29, 2001
Revenue	$77,918	$ 95,788
Cost of services	60,008	75,983
Gross profit	17,910	19,805
Operating expenses:		
Occupancy	3,186	3,517
Selling, general and administrative	13,740	16,969
Total operating expenses	16,926	20,486
Income (loss) from operations	984	(681)
Other income (expense):		
Interest expense	(810)	(5,745)
Common stock warrant charge	—	(1,020)
Other	(16)	12
Net income (loss)	$ 158	$ (7,434)
Net income (loss) applicable to common shareholders	$ 158	$(11,414)
Income (loss) per share:		
Basic	$ 0.04	$ (3.33)
Diluted	$ 0.01	$ (3.33)
Weighted average shares outstanding:		
Basic	3,940	3,429
Diluted	21,048	3,429

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)

(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock		Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at June 29, 2002	2,807	$24,304	2,000	$13,600	1,830	$10,808	1,066	$11,389	5,865	$4,379	1,042	$7,600	3,663	$15	$(26)	$57,152	$(99,766)	$(140)	$29,315
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	—	—	18
Amortization of stock option expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	28	—	—	28
Warrant exercises	—	—	—	—	—	—	—	—	—	—	—	—	200	1	—	399	—	—	400
Offering costs	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	—	—	—	—	(2)
Conversion of Series D to Common Stock	—	—	—	—	(63)	(500)	—	—	—	—	—	—	152	1	—	499	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(29)	(325)	—	—	—	—	147	—	—	325	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	158	—	158
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Comprehensive income																			154
Balance at September 28, 2002	2,807	$24,304	2,000	$13,600	1,767	$10,308	1,037	$11,064	5,865	$4,377	1,042	$7,600	4,162	$17	$ (8)	$58,403	$(99,608)	$(144)	$29,913

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Amounts in thousands)

	Three Months Ended	
	September 28, 2002	September 29, 2001
OPERATING ACTIVITIES		
Net income (loss)	$ 158	$(7,434)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:		
Depreciation	932	1,029
Amortization	148	209
Equity instruments issued in lieu of payment for services received	—	1,020
Amortization of stock option expense	28	—
Non-cash interest expense	85	4,800
Other	(44)	171
Gain on retirement of equipment	(11)	(5)
Change in operating assets and liabilities:		
Accounts receivable	(3,535)	5,496
Other current assets	2,272	(2,657)
Other assets	(22)	14
Accounts payable	(141)	(400)
Accrued liabilities	(971)	(3,056)
Cash used in operating activities	(1,101)	(813)
INVESTING ACTIVITIES		
Proceeds from sale of assets	11	5
Capital expenditures	(835)	(643)
Other	(13)	(49)
Cash used in investing activities	(837)	(687)
FINANCING ACTIVITIES		
Borrowings (repayments) under revolving credit agreement, net	2,102	(4,067)
Payments on acquisition notes	—	(2,000)
Proceeds from subscription notes	18	—
Proceeds from issuance of preferred stock, net	—	6,795
Proceeds from issuance of common stock, net	400	—
Debt financing costs	(87)	(201)
Cash provided by financing activities	2,433	527
Net increase (decrease) in cash and cash equivalents	495	(973)
Cash and cash equivalents, beginning of period	2,704	2,932
Cash and cash equivalents, end of period	$ 3,199	$ 1,959

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation and its subsidiaries (collectively, the "Company") are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements included herein have been prepared by Velocity Express Corporation which, together with its wholly-owned subsidiaries, shall be referred to herein as the "Company," without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 28, 2002, and the results of its operations for the three months ended September 28, 2002, and its cash flows for the three months ended September 28, 2002 have been included. Certain information in footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the financial statements for the year ended June 29, 2002, and the footnotes thereto, included in the Company's Report on Form 10-K, filed with the Securities and Exchange Commission.

Principles of Consolidation—The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the consolidation.

Reclassifications—Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Comprehensive income (loss)—Comprehensive income (loss) was $154,000 and ($7.5) million for the three months ended September 28, 2002 and September 29, 2001, respectively. The difference between net income and total comprehensive income in the respective periods related to foreign currency translation adjustments.

New accounting pronouncements—In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. The adoption of this statement beginning fiscal 2003 has not had a material impact on the Company's consolidated financial position or results of operations.

Earnings per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company.

The following table sets forth a reconciliation of the numerators and denominators of basic and diluted net income (loss) per common share:

	Three Months Ended	
	September 28, 2002	September 29, 2001
	(Amounts in thousands, except per share data)	
Numerator:		
Net income (loss)	$ 158	$ (7,434)
Beneficial conversion feature	—	(2,700)
Adjustment of Common Warrants issued in connection with sale of Series F Preferred to market value	—	(258)
Accretion of Series B Redeemable Preferred Stock to its redemption value	—	(190)
Accretion of Series D Redeemable Preferred Stock to its redemption value	—	(52)
Adjustment of Preferred Series C Warrants to market value	—	(130)
Adjustment of Preferred Series D Warrants to market value	—	(650)
Net income (loss) applicable to common shareholders	$ 158	$(11,414)
Denominator:		
Weighted average shares	3,940	3,429
Dilutive effect of common stock options and warrants	199	—
Dilutive effect of preferred stock and warrant conversions	16,909	—
Total common equivalents outstanding	21,048	3,429
Net income (loss) per share:		
Basic	$ 0.04	$ (3.33)
Diluted	$ 0.01	$ (3.33)

The following table presents securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended	
	September 28, 2002	September 29, 2001
	(Amounts in thousands)	
Stock options	125	77
Common warrants	74	153
Preferred warrants:		
Series C Convertible Preferred	734	232
Series D Convertible Preferred	452	437
Convertible preferred stock:		
Series B Convertible Preferred	3,721	812
Series C Convertible Preferred	1,785	563
Series D Convertible Preferred	4,024	3,673
Series F Convertible Preferred	5,020	1,898
Series G Convertible Preferred	1,173	—
	17,108	7,845

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	September 28, 2002	June 29, 2002
	(Amounts in thousands)	
Revolving note	$36,590	$34,488
Senior subordinated note	4,345	4,260
Other	29	38
	40,964	38,786
Less current maturities	(21)	(30)
Total	$40,943	$38,756

Borrowings under the revolving note are limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest for the first year is payable monthly at a rate of prime plus 1.25% (6.0% at September 28, 2002). The Company may elect the rate of LIBOR plus 3% at its discretion in which case interest is payable at the end of a LIBOR advance period. Further, the Company has the ability to lower these margins by 0.50% over the remainder of the agreement provided it meets certain conditions as defined in the agreement. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility matures January 2004.

The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.7 million at September 28, 2002, and is being amortized over the remaining term of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement.

The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels.

4. SHAREHOLDERS' EQUITY

***Series H Convertible Preferred Stock*—**The Company is in the process of raising subordinated debt in order to refinance its current subordinated debt facility and to provide working capital support for sales growth and continued information technology implementation. In connection with this effort, the Company has authorized the issuance of its Series H Convertible Preferred Stock ("Series H Preferred"). The Series H Preferred contains a call provision to allow the Company to buy back, at its discretion, the Series H Preferred once the subordinated debt facility is in place.

The Company is authorized to raise up to $5.0 million through sales of its Series H Preferred. The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible, upon shareholder approval, into the Company's common stock. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution. The Series H Preferred call provision provides the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 29, 2003. In connection with the sales of the Series H Preferred, the Company is also issuing warrants to purchase common stock. Due to the pricing of the Series H Preferred, the Company may be required to take a charge in its second quarter.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

In accordance with the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements in this Form 10-Q and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no statements contained in this Form 10-Q should be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The risks and uncertainties inherent in these forward-looking statements could cause results to differ materially from those expressed in or implied by these statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-Q is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

Historical Results of Operations

Revenue for the quarter ended September 28, 2002 decreased $17.9 million or 18.7% to $77.9 million from $95.8 million for the quarter ended September 29, 2001. The decrease in revenue for the quarter ended September 28, 2002 compared to the same period last year is the result of the consolidation of unprofitable locations and the divesture of a non-core air courier business operation of $16.4 million, and lower volume experienced in the first quarter as a result of the soft economy.

Revenue by service offering for the three months ended September 28, 2002 was as follows:

Scheduled logistics	53.2%
Distribution logistics	23.4%
Expedited logistics	23.4%

Cost of services for the quarter ended September 28, 2002 was $60.0 million, a reduction of $16.0 million or 21.1% from $76.0 million for the quarter ended September 29, 2001. Cost of services improved 2.3 percentage points as our costs as a percentage of revenue decreased from 79.3% to 77.0% for the quarter ended September 28, 2002. Approximately $14.5 million of the savings in cost of services correlates to the reduced revenue described above, including $3.5 million as a result of the divestiture of a non-core air courier business operation. Approximately $1.5 million relates to efficiencies gained as the Company moved to a variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers. This variable cost strategy has resulted in improved insurance expense and improvement in overall driver and vehicle-related costs. The Company's objective going forward is to produce gross margins in the 24% to 25% range. To achieve this objective, the Company is working on the following initiatives: (i) acceleration of the transition of the remaining 25% employee drivers to either independent contractors or employee owner-operators, allowing the Company to maximize efficiency in its direct cost structure, and (ii) implementation of rate structures with the independent contractor drivers that are more consistent with the pricing in today's environment.

Selling, general and administrative ("SG&A") expenses for the quarter ended September 28, 2002 were $13.7 million or 17.6% of revenue, a reduction of $3.3 million or 19.4% as compared with $17.0 million or 17.7% of revenue for the quarter ended September 29, 2001. The decrease in SG&A for the quarter resulted from integrating, through technology, all back office processes into one common platform resulting in savings of approximately $2.8 million and the sale of a non-core air courier business operation of $0.5 million. This focus has enabled the Company to realize a year-over-year improvement of 0.1 percentage points. Compared to the fourth quarter of fiscal 2002, SG&A as a percentage of revenue improved by 0.8 percentage points.

Occupancy charges for the quarter ended September 28, 2002 were $3.2 million, a reduction of $0.3 million or 8.6% from $3.5 million for the quarter ended September 29, 2001. The improvement for the quarter is due to divestitures of a non-core air courier business operation and the consolidation of operating locations.

Interest expense for the quarter ended September 28, 2002 decreased $4.9 million to $0.8 million from $5.7 million for the quarter ended September 29, 2001. Included in interest expense for the prior-year period are certain non-cash charges related to the conversion of the Series D Bridge Notes and interest thereon amounting to approximately $4.7 million. Interest expense related to the Company's borrowings decreased over the same period in the prior year as a result of lower interest rates.

As compensation for structuring and finalizing the agreement between the Company and CEX which occurred in July 2001, the Company issued common stock warrants in the first quarter of fiscal 2002. The fair value of the warrants was approximately $1.0 million and was included in other expense in the statement of operations in fiscal 2002.

As a result of the foregoing factors, the net income for the quarter ended September 28, 2002 was $0.2 million, compared with a net loss of $7.4 million for the same period in fiscal 2002, an improvement of $7.6 million.

Net income applicable to common shareholders was $0.2 million for quarter ended September 28, 2002 as compared with a net loss applicable to common shareholders of $11.4 million for the same period in fiscal 2002. The difference between net loss applicable to common shareholders and net loss in the prior year was comprised of non-cash charges associated with the Company's redeemable preferred stock. With the elimination of the redemption features in December 2001, the preferred stock is now classified as permanent equity, and the Company is no longer required to take charges of this nature.

Use of EBITDA

The Company evaluates operating performance based on various measures including operating income, net income and EBITDA. EBITDA represents net income (loss) plus interest, income taxes, non-cash depreciation and amortization. The Company considers EBITDA an important indicator of the operational strength and performance of its business because it believes this indicator gives investors and shareholders a benchmark to compare the Company's results to both other industry competition as well as the Company's historical results; however, EBITDA is a supplemental measure of performance and is not intended to represent a measure of performance in accordance with disclosures required by generally accepted accounting principles ("GAAP"). Furthermore, EBITDA presented herein may not be comparable to similarly titled measures reported by other companies. Management believes that there is no limitation on its discretionary use of funds depicted by EBITDA.

In the first quarter of fiscal 2003, the Company reported income from operations of $1.0 million as compared to a loss from operations of $0.7 million in the first quarter of fiscal 2002, an improvement of $1.7 million. Furthermore, the Company reported EBITDA of $2.1 million as compared to negative $0.5 million in the first quarter of fiscal 2002, an improvement of $2.6 million. These improvements will be discussed in the following sections.

	Three Months Ended	
	September 28, 2002	**September 29, 2001**
	(Amounts in thousands, except per share data)	
Revenue	$77,918	$ 95,788
Income (loss) from operations	984	(681)
Net income (loss)	158	(7,434)
Net income (loss) applicable to common shareholders	158	(11,414)
Net income (loss) per common share:		
Basic net income (loss) per share	$ 0.04	$ (3.33)
Diluted net income (loss) per share	0.01	(3.33)
Other financial data:		
Cash used in operating activities	(1,101)	(813)
Cash (used in) provided by investing activities	(837)	(687)
Cash provided by financing activities	2,433	527
EBITDA	2,074	(451)

A reconciliation of EBITDA to net income (loss) is as follows:

	Three Months Ended	
	September 28, 2002	September 29, 2001
	(Amounts in thousands, except per share data)	
EBITDA	$2,074	$ (451)
Interest expense	(810)	(5,745)
Income taxes	(26)	—
Depreciation	(932)	(1,029)
Amortization	(148)	(209)
Net income (loss)	$ 158	$(7,434)

Liquidity and Capital Resources

Cash flow used in operations was $1.1 million for the first quarter of fiscal 2003 as compared to $0.8 million in the prior year comparable period. In the first quarter of fiscal 2003, the use of funds was comprised of cash generated from operations of $1.3 million offset by cash flows used as a result of working capital changes of $2.4 million, while in fiscal 2002, the use of funds was comprised of cash flow used in operations of $0.2 million and cash flow used as a result of working capital changes of $0.6 million. During the first fiscal quarter of 2003, in September, cash receipts on accounts receivable were off approximately $900,000 per week compared to August's revenues, resulting in a use of cash of approximately $3.5 million. As a result, the Company is implementing new credit policies and will increase its focus on accounts receivable collection. Prepaid workers' compensation resulted in $2.3 million in working capital due to a loss fund adjustment returned by the insurance carrier because of claims not developing as the insurance carrier expected. This adjustment is a continued benefit from our transition to the variable cost model. The remaining use of working capital during the first quarter of fiscal 2003 included approximately $1.0 million due to funding of claims, including insurance, cargo and legal. Cash flow used in operations was $0.8 million during the first quarter of fiscal 2002, driven principally by the positive cash flow generated from accounts receivable of $5.5 million offset with negative cash flow from other current assets, accounts payable and miscellaneous accruals of $6.1 million.

Cash flow used as a result of investing activities during the first quarter of fiscal 2003 was $0.8 million and consisted primarily of capital expenditures for the Company's continued implementation of the customer-driven technology solutions initiative. The Company's customer-driven technology solutions initiative is comprised of two elements: (i) smart package tracking technology which will provide a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval. During the first quarter of fiscal 2002, cash flow used as a result of investing activities was primarily for capital expenditures that amounted to $0.7 million.

Cash flow from financing activities amounted to $2.4 million during the first quarter of fiscal 2003. The primary source of cash was from the revolving credit facility, which provided $2.1 million due to the increase in the collateral base. The exercise of common warrants resulted in proceeds of $0.4 million. During the first quarter of fiscal 2002, cash flow generated through financing activities amounted to $0.5 million. Net proceeds from private placement of Preferred Stock of $6.8 million was the primary source of cash during the quarter, while long-term debt and notes payable resulted in negative cash flow of $6.3 million.

The Company reported operating income of approximately $158,000 for the first quarter of fiscal 2003 and has positive working capital of approximately $22.2 million at September 28, 2002.

As of September 28, 2002, the Company had no outstanding purchase commitments for capital improvements.

The Company is in the process of raising subordinated debt in order to refinance its current subordinated debt facility and to provide working capital support for sales growth and continued information technology implementation. In connection with this effort, the Company has authorized the issuance of its Series H Convertible Preferred Stock ("Series H Preferred"). The Series H Preferred contains a call provision to allow the Company to buy back, at its discretion, the Series H Preferred once the subordinated debt facility is in place.

The Company is authorized to raise up to $5.0 million through sales of its Series H Preferred. The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible, upon shareholder approval, into the Company's common stock. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution. The Series H Preferred call provision provides the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 29, 2003. In connection with the sales of the Series H Preferred, the Company is also issuing warrants to purchase common stock. Due to the pricing of the Series H Preferred, the Company may be required to take a charge in its second quarter.

In the short term, the Company intends to continue the execution of activities it previously initiated over the past 18 months to further improve the operating performance of the Company and to meet its fiscal 2003 financial plan. These activities include, but are not limited to, expanding the variable cost model using independent contractors and employee owner-operators in greater proportion to employee drivers, the implementation of customer-driven technology solutions and continued leveraging of the consolidated back office SG&A platform. Going forward, the Company believes cash flows from operations and the equity raised via the private placement of the Series H offering will be sufficient to fund its operating needs. If additional funding is required, the Company will continue to secure additional financing from its lenders or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

In the long term, the Company intends to continue to fund its operations through its existing revolving credit and senior subordinated debt facilities. The revolving credit facility with Fleet Capital Corporation allows for borrowings under the revolving note limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest for the first year is payable monthly at a rate of prime plus 1.25% (6.0% at September 28, 2002). The Company may elect the rate of LIBOR plus 3% at its discretion in which case interest is payable at the end of a LIBOR advance period. Further, the Company has the ability to lower these margins by 0.50% over the remainder of the agreement provided it meets certain conditions as defined in the agreement. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility matures January 2004. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.7 million at September 28, 2002, and is being amortized over the remaining term of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement. If additional funding is required as a result of working capital requirements due to business expansion or changes in working capital requirements, the Company will attempt to secure additional financing from its existing lenders through the expansion of these facilities or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks.

The Company has revolving debt of $36.6 million at September 28, 2002. If the entire revolving credit facility were subject to a one percentage point change in the borrowing rate, the corresponding annualized effect on interest expense would be $366,000.

ITEM 4. CONTROLS AND PROCEDURES.

(a) Evaluation of disclosure controls and procedures

The term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934 (Exchange Act). These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days before the filing of this quarterly report (the Evaluation Date), and have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in reports filed under the Exchange Act.

(b) Changes in internal controls

The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that the Company's books and records accurately reflect its transactions and that the established policies and procedures are followed. For the quarter ended September 28, 2002, there were no significant changes to internal controls or in other factors that could significantly affect the Company's internal controls.

PART II

ITEM 1. LEGAL PROCEEDINGS.

Velocity is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involve workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. Velocity carries workers' compensation insurance and auto liability coverage for its employees for the current policy year. Velocity and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of Velocity. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes, are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.
- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

Not Applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable.

ITEM 5. OTHER INFORMATION.

Not Applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

a. Exhibits required by Item 601 of Regulation S-K:

31.1	Section 302 Certification of CEO
31.2	Section 302 Certification of CFO
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

b. Reports on Form 8-K

None.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Minneapolis, State of Minnesota on July 28, 2003.

VELOCITY EXPRESS CORPORATION.

By: /s/ Jeffry J. Parell
Jeffry J. Parell
Chief Executive Officer

By: /s/ Mark E. Ties
Mark E. Ties
Chief Financial Officer
(Principal Financial and Accounting Officer)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-Q/A

(Mark One)

☒ **QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended December 28, 2002

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to _______________.

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	87-0355929
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
7803 Glenroy Road, Suite 200, Minneapolis, Minnesota	55439
(Address of Principal Executive Offices)	(Zip Code)

(612) 492-2400
(Registrant's telephone number, including area code)

Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

As of January 29, 2003, there were 4,670,550 shares of common stock of the registrant issued and outstanding.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

INDEX TO FORM 10-Q

December 28, 2002

PART 1
VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value)

	December 28, 2002	June 29, 2002
	(unaudited)	
ASSETS		
Current assets:		
Cash	$ 1,531	$ 2,704
Accounts receivable, net	41,151	38,816
Accounts receivable—other	1,781	1,895
Prepaid workers' compensation and auto liability insurance	8,636	11,939
Other prepaid expenses	2,058	1,304
Other current assets	378	552
Total current assets	55,535	57,210
Property and equipment, net	10,378	10,970
Goodwill	42,830	42,830
Deferred financing costs, net	1,877	1,916
Other assets	991	963
Total assets	$ 111,611	$113,889
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 19,592	$ 19,543
Accrued insurance and claims	5,280	6,084
Accrued wages and benefits	2,983	2,871
Accrued legal and claims	2,918	4,017
Other accrued liabilities	1,931	3,510
Current portion of long-term debt	13	30
Total current liabilities	32,717	36,055
Long-term debt less current portion	39,997	38,756
Accrued insurance and claims	6,987	9,763
Shareholders' equity:		
Preferred stock, $0.004 par value, 50,000 shares authorized 13,650 and 13,568 shares issued and outstanding at December 28, 2002 and June 29, 2002, respectively	64,741	64,480
Preferred warrants, 1,042 outstanding at December 28, 2002 and June 29, 2002	7,600	7,600
Common stock, $0.004 par value, 150,000 shares authorized 4,671 and 3,663 shares issued and outstanding at December 28, 2002 and June 29, 2002, respectively	19	15
Stock subscription receivable	(8)	(26)
Additional paid-in-capital	60,367	57,152
Accumulated deficit	(100,657)	(99,766)
Foreign currency translation	(152)	(140)
Total shareholders' equity	31,910	29,315
Total liabilities and shareholders' equity	$ 111,611	$113,889

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended		Six Months Ended	
	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
Revenue	$75,041	$84,415	$152,959	$180,203
Cost of services	58,188	65,128	118,196	141,111
Gross profit	16,853	19,287	34,763	39,092
Operating expenses:				
Occupancy	3,199	3,312	6,385	6,829
Selling, general and administrative	13,638	15,675	27,378	32,644
Total operating expenses	16,837	18,987	33,763	39,473
Income (loss) from operations	16	300	1,000	(381)
Other income (expense):				
Interest expense	(761)	(5,202)	(1,571)	(10,947)
Common stock warrant charge	—	—	—	(1,020)
Other	(28)	1,128	(44)	1,140
Net loss	$ (773)	$ (3,774)	$ (615)	$ (11,208)
Net loss applicable to common shareholders	$ (1,049)	$ (9,672)	$ (891)	$ (21,086)
Basic and diluted net loss per share	$ (0.24)	$ (2.81)	$ (0.21)	$ (6.14)
Basic and diluted weighted average number of common shares outstanding	4,442	3,438	4,190	3,434

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)

(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock		Series H Preferred Stock		Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at June 29, 2002	2,807	$24,304	2,000	$13,600	1,830	$10,808	1,066	$11,389	5,865	$4,379	—	$ —	1,042	$7,600	3,663	$15	$(26)	$57,152	$ (99,766)	$(140)	$29,315
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18	—	—	—	18
Amortization of stock option expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56	—	—	56
Warrant exercises	—	—	—	—	—	—	—	—	—	—	—	—	—	—	200	1	—	399	—	—	400
Offering costs	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	—	—	—	—	—	—	(2)
Issuance of Series H Preferred Stock	—	—	—	—	—	—	—	—	—	—	275	2,750	—	—	—	—	—	—	—	—	2,750
Value of Common Warrants issued in connection with sale of Series H Preferred	—	—	—	—	—	—	—	—	—	—	—	(828)	—	—	—	—	—	828	—	—	—
Accretion of beneficial conversion feature for Series H Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	276	—	—	—	—	—	—	(276)	—	—
Conversion of Series D to Common Stock	—	—	—	—	(63)	(500)	—	—	—	—	—	—	—	—	152	1	—	499	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(130)	(1,435)	—	—	—	—	—	—	656	2	—	1,433	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(615)	—	(615)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12)	(12)
Comprehensive loss																					(627)
Balance at December 28, 2002	2,807	$24,304	2,000	$13,600	1,767	$10,308	936	$ 9,954	5,865	$4,377	275	$2,198	1,042	$7,600	4,671	$19	$ (8)	$60,367	$(100,657)	$(152)	$31,910

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Amounts in thousands)

	Six Months Ended	
	December 28, 2002	December 29, 2001
OPERATING ACTIVITIES		
Net loss	$ (615)	$(11,208)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation	1,778	1,898
Amortization	405	417
Equity instruments issued in lieu of payment for services received	—	1,170
Amortization of stock option expense	56	—
Non cash interest expense	171	8,716
Other	(32)	209
Gain on sale of assets	—	(1,064)
Gain on retirement of equipment	(11)	(85)
Change in operating assets and liabilities:		
Accounts receivable	(2,335)	6,428
Other current assets	2,963	(411)
Other assets	(28)	(22)
Accounts payable	461	(1,936)
Accrued liabilities	(6,850)	(6,963)
Cash used in operating activities	(4,037)	(2,851)
INVESTING ACTIVITIES		
Proceeds from sale of assets	11	1,187
Purchases of equipment	(1,154)	(2,423)
Other	(30)	(65)
Cash used in investing activities	(1,173)	(1,301)
FINANCING ACTIVITIES		
Borrowings (repayments) under revolving credit agreement, net	1,071	(2,859)
Payments on acquisition notes	—	(2,000)
Proceeds from subscription notes	18	—
Proceeds from issuance of preferred stock, net	2,748	11,342
Proceeds from issuance of common stock, net	400	49
Debt financing costs	(200)	(427)
Cash provided by financing activities	4,037	6,105
Net (decrease) increase in cash and cash equivalents	(1,173)	1,953
Cash and cash equivalents, beginning of period	2,704	2,932
Cash and cash equivalents, end of period	$ 1,531	$ 4,885

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation and its subsidiaries (collectively, the "Company") are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements included herein have been prepared by Velocity Express Corporation which, together with its wholly-owned subsidiaries, shall be referred to herein as the "Company," without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of December 28, 2002, and the results of its operations for the three and six months ended December 28, 2002, and its cash flows for the six months ended December 28, 2002 have been included. Certain information in footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the financial statements for the year ended June 29, 2002, and the footnotes thereto, included in the Company's Report on Form 10-K, filed with the Securities and Exchange Commission.

Principles of Consolidation – The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the consolidation.

Reclassifications – Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Comprehensive income (loss) – Comprehensive loss was $627,000 and $11.3 million for the six months ended December 28, 2002 and December 29, 2001, respectively. The difference between net income and total comprehensive income in the respective periods related to foreign currency translation adjustments.

New accounting pronouncements – In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. The adoption of this statement beginning fiscal 2003 has not had a material impact on the Company's consolidated financial position or results of operations.

Earnings per Share – Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company. For all periods presented, diluted net loss per share is equal to basic net loss per share because the effect of including such securities or obligations would have been antidilutive.

The following table sets forth a reconciliation of the numerators and denominators of basic and diluted net loss per common share:

	Three Months Ended		Six Months Ended	
	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
	(Amounts in thousands, except per share data)			
Numerator				
Net loss	$ (773)	$(3,774)	$ (615)	$(11,208)
Beneficial conversion feature	—	—	—	(2,700)
Adjustment of Common Warrants issued in connection with sale of Series F Preferred to market value	—	—	—	(258)
Accretion of Series B Preferred Stock	—	(158)	—	(348)
Accretion of Series D Preferred Stock	—	(130)	—	(182)
Accretion of beneficial conversion feature for Series H Preferred Stock	(276)	—	(276)	—
Adjustment of Preferred Series C Warrants to market value	—	(3,640)	—	(3,770)
Adjustment of Preferred Series D Warrants to market value	—	(1,970)	—	(2,620)
Net loss applicable to common shareholders	$(1,049)	$(9,672)	$ (891)	$(21,086)
Denominator for basic and diluted loss per share				
Weighted average shares	4,442	3,438	4,190	3,434
Basic and diluted loss per share	$ (0.24)	$ (2.81)	$ (0.21)	$ (6.14)

The following table presents securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended		Six Months Ended	
	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
	(Amounts in thousands)			
Stock options	7	279	7	184
Common warrants	906	723	454	487
Preferred warrants:				
Series C Convertible Preferred	774	714	777	714
Series D Convertible Preferred	480	438	480	438
Convertible preferred stock:				
Series B Convertible Preferred	3,942	3,616	3,942	3,616
Series C Convertible Preferred	1,895	1,733	1,895	1,733
Series D Convertible Preferred	4,191	4,140	4,230	4,060
Series F Convertible Preferred	5,629	4,514	5,667	3,448
Series G Convertible Preferred	1,239	—	1,238	—
Series H Convertible Preferred	1,915	—	957	—
	20,978	16,157	19,647	14,680

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	December 28, 2002	June 29, 2002
	(Amounts in thousands)	
Revolving note	$35,559	$34,488
Senior subordinated note	4,431	4,260
Other	20	38
	40,010	38,786
Less current maturities	(13)	(30)
Total	$39,997	$38,756

Borrowings under the revolving note are limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at December 28, 2002), or, at the Company's election, at LIBOR plus 3%. Further, the Company has the ability to lower these margins by 0.50% over the remainder of the agreement provided it meets certain conditions as defined in the agreement. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The term of the facility is two years, ending January 2004.

The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.6 million at December 28, 2002, and is being amortized over the remaining term of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement.

The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels.

4. SHAREHOLDERS' EQUITY

Series H Convertible Preferred Stock – The Company is in the process of raising subordinated debt in order to refinance its current subordinated debt facility and to provide working capital support. In connection with this effort, the Company has authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The Series H Preferred contains a call provision to allow the Company to buy back, at its discretion, the Series H Preferred.

The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible, upon the later of shareholder approval or April 30, 2003, into the Company's common stock. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution. The Series H Preferred call provision provides the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003.

During the second quarter, the Company received $5.0 million in purchase commitments from investors to purchase shares of Series H Preferred. In the quarter, the Company sold 275,000 shares of Series H Preferred to investors for net proceeds of $2.75 million. In connection with the sales of Series H Preferred in the second quarter, the Company issued five-year warrants to purchase 1.4 million shares of common stock at an exercise price of $0.01 per share. The proceeds from the Series H Preferred were allocated based upon their relative fair values as determined by an outside independent appraiser between the warrants and the Series H Preferred resulting in an allocation of $0.8 million from Series H Preferred to additional paid in capital. The Series H Preferred was deemed to have contained a beneficial conversion amounting to $0.8 million, $0.3 million of which was recognized in the quarter ended December 28, 2002 as a deemed dividend to preferred shareholders. The beneficial conversion amount will be charged to accumulated deficit over the period between the issue date and the earliest conversion date of the Series H Preferred.

The remaining 225,000 shares of Series H Preferred will be issued in the third quarter. In connection with these shares, the Company will issue 1.1 million five-year common stock warrants at an exercise price of $0.01 per share. Once the fair value of the warrants to be issued in the third quarter is determined, the proceeds from the Series H Preferred will be allocated based upon their fair values between the warrants and the Series H Preferred.

In the event the Company does not call the Series H Preferred on or before April 30, 2003, it will be required to issue an additional 3.6 million five-year common stock warrants at an exercise price of $0.01 per share to the holders of the Series H Preferred. In the event the warrants are issued, the fair value of these warrants will be accounted for on the date of their issuance as a deemed dividend to the preferred shareholders which will increase the accumulated deficit and additional paid in capital.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

In accordance with the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements in this Form 10-Q and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no statements contained in this Form 10-Q should be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The risks and uncertainties inherent in these forward-looking statements could cause results to differ materially from those expressed in or implied by these statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-Q is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

Overview

Velocity Express Corporation and its subsidiaries are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada.

The Company has one of the largest nationwide networks of customized, time-critical delivery solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer, for example, financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence.
- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

Historical Results of Operations

Revenue for the quarter ended December 28, 2002 decreased $9.4 million or 11.1% to $75.0 million from $84.4 million for the quarter ended December 29, 2001. The decrease in revenue for the quarter ended December 28, 2002 compared to the same period last year is the result of the consolidation of unprofitable locations and the divesture of a non-core air courier business operation of $6.5 million. The remaining decline in revenue was the result of lower volume in the second quarter as a result of the soft economy, which impacted the Company through customer attrition, pricing pressure and existing customers shipping lower volumes. The total impact was approximately $2.9 million.

Revenue for the six months ended December 28, 2002 decreased $27.2 million or 15.1% to $153.0 million from $180.2 million for the six months ended December 29, 2001. The decrease in revenue for the six months ended December 28, 2002 compared to the same period last year is the result of the consolidation of unprofitable locations and the divesture of a non-core air courier business operation of $21.3 million, and lower volume experienced in the first half as a result of the soft economy which impacted the Company through customer attrition, pricing pressure and existing customers shipping lower volumes. The total impact was approximately $5.9 million.

Revenue by service offering was as follows:

Scheduled logistics	53.2%
Distribution logistics	23.4%
Expedited logistics	23.4%

Cost of services for the quarter ended December 28, 2002 was $58.2 million, a reduction of $6.9 million or 10.6% from $65.1 million for the quarter ended December 29, 2001. Approximately $7.2 million of the savings in cost of services correlates to the reduced revenue described above. This savings was offset by inefficiencies of approximately $0.3 million primarily related to costs associated with not achieving route density resulting in higher payments to drivers as a percentage of sales compared to the same quarter last year. The Company continues to move to a variable cost strategy, which may mitigate these inefficiencies going forward as the Company continues to see improved insurance expense and improvement in overall driver and vehicle-related costs.

Cost of services for the six months ended December 28, 2002 was $118.2 million, a reduction of $22.9 million or 16.2% from $141.1 million for the six months ended December 29, 2001. Cost of services improved 1.0 percentage point as our costs as a percentage of revenue decreased from 78.3% to 77.3% for the six months ended December 28, 2002. Approximately $21.7 million of the savings in cost of services correlates to the reduced revenue described above, including $3.7 million as a result of the divestiture of a non-core air courier business operation. Approximately $1.2 million relates to efficiencies gained as the Company moved to a variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers. This variable cost strategy has resulted in improved insurance expense and improvement in overall driver and vehicle-related costs.

Selling, general and administrative ("SG&A") expenses for the quarter ended December 28, 2002 were $13.6 million or 18.2% of revenue, a reduction of $2.1 million or 13.4% as compared with $15.7 million or 18.6% of revenue for the quarter ended December 29, 2001. The decrease in SG&A for the quarter resulted from integrating, through technology, all back office processes into one common platform.

SG&A expenses for the six months ended December 28, 2002 were $27.4 million or 17.9% of revenue, a reduction of $5.2 million or 16.0% as compared with $32.6 million or 18.1% of revenue for the six months ended December 29, 2001. The decrease in SG&A for the first half of fiscal 2003 resulted from integrating, through technology, all back office processes into one common platform resulting in savings of approximately $4.7 million and the sale of a non-core air courier business operation which eliminated $0.5 million of related costs.

Occupancy charges for the quarter ended December 28, 2002 were $3.2 million, a reduction of $0.1 million or 3.0% from $3.3 million for the quarter ended December 29, 2001. The improvement for the quarter is due to lower rent rates being implemented in various locations.

Occupancy charges for the six months ended December 28, 2002 were $6.4 million, a reduction of $0.4 million or 5.9% from $6.8 million for the six months ended December 29, 2001. The improvement for the first half is due to divestitures of a non-core air courier business operation and lower rental rates being implemented in various locations.

Interest expense for the quarter ended December 28, 2002 decreased $4.4 million to $0.8 million from $5.2 million for the quarter ended December 29, 2001. Included in interest expense for the prior-year period is a non-cash charge of $4.0 million related to a long-term guarantee the Company received from its largest shareholder on two letters of credit supporting the Company's revolving credit facility. Exclusive of this charge, interest expense related to the Company's borrowings decreased $0.4 million over the same period in the prior year as a result of lower interest rates.

Interest expense for the six months ended December 28, 2002 decreased $9.3 million to $1.6 million from $10.9 million for the six months ended December 29, 2001. Included in interest expense for the prior-year period are certain non-cash charges related to the preferred stock amounting to approximately $4.7 million and the non-cash charge of $4.0 million discussed above. Interest expense related to the Company's borrowings decreased $0.6 million over the same period in the prior year as a result of lower interest rates.

As compensation for structuring and finalizing the agreement between the Company and CEX which occurred in July 2001, the Company issued common stock warrants in the first quarter of fiscal 2002. The fair value of the warrants was approximately $1.0 million and was included in other expense in the statement of operations in fiscal 2002.

As a result of the foregoing factors, the net loss for the quarter ended December 28, 2002 was $0.8 million, compared with $3.8 million for the same period in fiscal 2002, an improvement of $3.0 million. Net loss for the six months ended December 28, 2002 was $0.6 million, compared with $11.2 million for the same period in fiscal 2002, an improvement of $10.6 million.

Net loss applicable to common shareholders was $1.0 million for quarter ended December 28, 2002 as compared with $9.7 million for the same period in fiscal 2002. Net loss applicable to common shareholders was $0.9 million for six months ended December 28, 2002 as compared with $21.1 million for the same period in fiscal 2002. The difference in the six-month period between net loss applicable to common shareholders and net loss in the current year relates to the accretion of the charge associated with the common stock warrants issued with the Series H Preferred. In the prior year of the comparable period, the difference between net loss applicable to common shareholders and net loss was comprised of non-cash charges associated with the Company's redeemable preferred stock and the elimination of the redemption features in December 2001.

Performance Metrics

The Company evaluates operating performance based on various measures including income from operations, net income and EBITDA. EBITDA represents net income (loss) plus interest, income taxes, depreciation and amortization. The Company considers EBITDA an important indicator of the operational strength and performance of its business because EBITDA is used as an acceptable measurement in the Company's industry and the Company believes this indicator gives investors and shareholders a benchmark to compare the Company's results to both other industry competition as well as the Company's historical results, and a measure of the Company's ability to provide cash flows to service debt and fund capital expenditures; however, EBITDA is a supplemental measure of performance and is not intended to represent a measure of performance in accordance with disclosures required by generally accepted accounting principles ("GAAP"). Furthermore, EBITDA presented herein may not be comparable to similarly titled measures reported by other companies. Management believes that there is no limitation on its discretionary use of funds depicted by EBITDA.

In the second quarter of fiscal 2003, the Company reported income from operations of $16,000 as compared to $0.3 million in the second quarter of fiscal 2002, a decline of $0.3 million. Furthermore, the Company reported EBITDA of $1.1 million as compared to $2.6 million in the second quarter of fiscal 2002. In the second quarter of fiscal 2002, the Company recorded a one-time gain associated with the sale of its Air Courier Division. Excluding this gain, the EBITDA produced from operations was $1.5 million.

For the six months ended December 28, 2002, the Company reported income from operations of $1.0 million as compared to a loss from operations of $0.4 million for the same period in fiscal 2002. The Company also reported EBITDA of $3.2 million as compared to $2.1 million for the same period in fiscal 2002. The prior-year period included a one-time gain of $1.1 million related to the sale of the Air Courier Division. Exclusive of this gain, EBITDA for the first half of fiscal 2003 improved $2.2 million compared to the same period last year. These improvements will be discussed in the following sections.

Cash flow used in operations was $2.9 million for the second quarter of fiscal 2003 as compared to $2.0 million in the prior year comparable period. In the second quarter of fiscal 2003, the use of funds was comprised of cash flow provided by operations of $0.5 million and cash flow absorbed as a result of working capital changes of $3.4 million, while in fiscal 2002, the use of funds was comprised of cash flow provided by operations of $0.3 million and cash flow used as a result of working capital changes of $2.3 million. During the second quarter of fiscal 2003, the Company generated $1.2 million in working capital through the reduction of accounts receivable, while accounts payable provided $0.6 million. Prepaid workers' compensation resulted in $0.7 million in working capital due to a loss fund adjustment returned by the insurance carrier because of claims not developing as the insurance carrier expected. This adjustment is a continued benefit from our transition to the variable cost model. The remaining use of working capital included approximately $2.5 million for the funding of the Company's self-insurance risk associated with workers' compensation and auto liability insurance and settlement of pre-acquisition legal lawsuits, and $3.4 million for other accruals, including wages and benefits. During the second quarter of fiscal 2002, the use of cash was driven principally by cash provided from accounts receivable and other current assets of $3.1 million, offset by accounts payable of $1.5 million and accrued liabilities of $3.9 million, including approximately $1.3 million for the funding of the Company's self-insurance risk associated with workers' compensation and auto liability insurance and settlement of pre-acquisition legal lawsuits, and $2.6 million for other accruals, including wages and benefits.

Cash flow used as a result of investing activities during the second quarter of fiscal 2003 was $0.3 million and consisted of capital expenditures used for the Company's customer-driven technology solutions initiative and capitalized costs related to the integration of the back office. During the second quarter of 2002, cash flow used as a result of investing activities was $0.6 million, consisting of capital expenditures used for the Company's customer-driven technology solutions initiative and capitalized costs related to the integration of the back office of $1.2 million, offset by proceeds from the sale of a non-core air courier business operation of $1.8 million.

Cash flow generated from financing activities in the second quarter of fiscal 2003 amounted to $1.6 million, compared to $5.6 million in the second quarter of fiscal 2002. In fiscal 2003, the source of funds was primarily from the private placement of Series H Convertible Preferred Stock through which the Company raised net cash proceeds of approximately $2.7 million. Long-term debt and notes payable used $1.1 million, including $0.1 million paid for debt financing costs, and $1.0 million repaid against the revolving credit facility. During the second quarter of 2002, cash flow from financing activities was mainly from the private placement of Series F Convertible Preferred Stock through which the Company raised net cash proceeds of approximately $4.5 million and borrowings on the revolving credit facility of $1.2 million. Net proceeds from issuance of common stock as a result of stock option exercises were $0.1 million. The Company paid $0.2 million for debt financing costs.

	Three Months Ended		Six Months Ended	
	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
	(Amounts in thousands, except per share data)			
Revenue	$75,041	$84,415	$152,959	$180,203
Income (loss) from operations	16	300	1,000	(381)
Net income (loss)	(773)	(3,774)	(615)	(11,208)
Net income (loss) applicable to common shareholders	(1,049)	(9,672)	(891)	(21,086)
Net income (loss) per common share:				
Basic net income (loss) per share	$ (0.24)	$ (2.81)	$ (0.21)	$ (6.14)
Diluted net income (loss) per share	(0.24)	(2.81)	(0.21)	(6.14)
Other financial data:				
Cash used in operating activities	(2,936)	(2,038)	(4,037)	(2,851)
Cash (used in) provided by investing activities	(336)	(614)	(1,173)	(1,301)
Cash provided by financing activities	1,604	5,578	4,037	6,105
EBITDA	1,091	2,575	3,165	2,124

A reconciliation of EBITDA to net income (loss) is as follows:

	Three Months Ended		Six Months Ended	
	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
	(Amounts in thousands)			
EBITDA	$1,091	$ 2,575	$ 3,165	$ 2,124
Interest expense	(761)	(5,202)	(1,571)	(10,947)
Income taxes	—	(70)	(26)	(70)
Depreciation	(846)	(869)	(1,778)	(1,898)
Amortization	(257)	(208)	(405)	(417)
Net income (loss)	$ (773)	$(3,774)	$ (615)	$(11,208)

Liquidity and Capital Resources

Cash flow used in operations was $4.0 million for the first half of fiscal 2003. This use of funds was comprised of cash generated from operations of $1.8 million offset by cash flows used as a result of working capital changes of $5.8 million. In the first six months of fiscal 2003, cash receipts on accounts receivable were off approximately $2.3 million compared to revenues during the same period, resulting in a use of cash of approximately $2.3 million. As a result, the Company has implemented new credit policies and has increased its focus on accounts receivable collections. Prepaid workers' compensation resulted in $2.5 million in working capital due to a loss fund adjustment returned by the insurance carrier because of claims not developing as the insurance carrier expected. This adjustment is a continued benefit from our transition to the variable cost model. The remaining use of working capital during the first half included approximately $5.2 million due to funding of claims (including insurance, cargo and legal) and the funding of other miscellaneous accruals.

Cash flow used as a result of investing activities was $1.2 million and consisted primarily of capital expenditures for the Company's continued implementation of the customer-driven technology solutions initiative. The Company's customer-driven technology solutions initiative is comprised of two elements: (i) smart package tracking technology which will provide a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval.

Cash flow from financing activities amounted to $4.0 million during the first half of fiscal 2003. The primary source of cash was from the issuance of Series H Preferred, which provided net proceeds of $2.7 million. The revolving credit facility provided $1.1 million due to the increase in the collateral base. The exercise of common warrants resulted in proceeds of $0.4 million.

The Company reported operating income of approximately $1.0 million for the first six months of fiscal 2003 and has positive working capital of approximately $22.8 million at December 28, 2002.

As of December 28, 2002, the Company had no outstanding purchase commitments for capital improvements.

The Company is in the process of raising subordinated debt in order to refinance its current subordinated debt facility and to provide working capital support. In connection with this effort, the Company has authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The Series H Preferred contains a call provision to allow the Company to buy back, at its discretion, the Series H Preferred.

The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible, upon the later of shareholder approval or April 30, 2003, into the Company's common stock. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution. The Series H Preferred call provision provides the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003.

During the second quarter, the Company received $5.0 million in purchase commitments from investors to purchase shares of Series H Preferred. In the quarter, the Company sold 275,000 shares of Series H Preferred to investors for net proceeds of $2.75 million. In connection with the sales of Series H Preferred in the second quarter, the Company issued warrants to purchase 1.4 million shares of common stock at an exercise price of $0.01 per share.

The remaining 225,000 shares of Series H Preferred will be issued in the third quarter. In connection with these shares, the Company will issue 1.1 million common stock warrants at an exercise price of $0.01 per share.

In the event the Company does not call the Series H Preferred on or before April 30, 2003, it will be required to issue an additional 3.6 million common stock warrants at an exercise price of $0.01 per share to the holders of the Series H Preferred. As a result of allocating fair value of the warrants from the carrying amount of the Series H Preferred to the warrants, a beneficial conversion on the Series H Preferred results. The amount of the beneficial conversion will range from $1.5 million to $2.9 million, depending upon whether or not the Company elects to call the Series H Preferred prior to the April 30, 2003 call date, and depending on the stock price at the time that any additional warrants are issued. The beneficial conversion amount will be charged to accumulated deficit over period between the issue date and the earliest conversion date of the Series H Preferred. In the second quarter, the Company accounted for $0.3 million of this charge.

In the short term, the Company intends to continue the execution of activities it previously initiated over the past 18 months to further improve the operating performance of the Company and to meet its fiscal 2003 financial plan. These activities include, but are not limited to, expanding the variable cost model using independent contractors and employee owner-operators in greater proportion to employee drivers, the implementation of customer-driven technology solutions and continued leveraging of the consolidated back office SG&A platform. Currently, the Company has sufficient cash to fund the fiscal 2003 operating plan as discussed above. If however, the Company elects to accelerate its transition to a variable cost model using independent contractors and employee owner-operators as a result of continued increases in insurance and fuel costs or expands the implementation of its customer-driven technology solutions due to customer demands or competitive pressures as a result of continued softness in the economy, the Company may need to secure additional funding. If additional funding is required, the Company will continue to secure additional financing from its lenders or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

In the long term, the Company intends to continue to fund its operations through the extension of its existing revolving credit and senior subordinated debt facilities. The revolving credit facility with Fleet Capital Corporation, allows for borrowings under the revolving note limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest for the first year is payable monthly at a rate of prime plus 1.25% (5.5% at December 28, 2002). The Company may elect the rate of LIBOR plus 3% at its discretion in which case interest is payable at the end of a LIBOR advance period. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The term of the facility is two years, ending January 2004. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.6 million at December 28, 2002, and is being amortized over the remaining term of the note. The warrant has an exercise price of $8.46 per share and entitles the holder to acquire, in whole or in part 534,939 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement. If additional funding is required as a result of working capital requirements due to business expansion or changes in working capital requirements, the Company will attempt to secure additional financing from its existing lenders through the expansion of these facilities or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks.

The Company has revolving debt of $35.6 million at December 28, 2002. Approximately 86% of the Company's borrowings under the revolving credit facility are currently under LIBOR contracts with fixed interest rates and various maturity dates, reducing the exposure to market risk until such time as the expiration of the individual LIBOR contracts. If, however, the entire revolving credit facility were subject to a one percentage point change in the borrowing rate, the corresponding annualized effect on interest expense would be $356,000.

ITEM 4. CONTROLS AND PROCEDURES.

(a) Evaluation of disclosure controls and procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the

Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in its periodic SEC filings.

(b) Changes in internal controls

The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that the Company's books and records accurately reflect its transactions and that the established policies and procedures are followed. For the quarter ended December 28, 2002, there were no significant changes to internal controls or in other factors that could significantly affect the Company's internal controls.

PART II

ITEM 1. LEGAL PROCEEDINGS.

Velocity is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involve workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. Velocity carries workers' compensation insurance and auto liability coverage for its employees for the current policy year. Velocity and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of Velocity. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes, are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.
- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

The following describes sales of the Company's securities in the last fiscal quarter without registration under the Securities Act of 1933 (the "Securities Act"):

The Company has authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible, upon the later of shareholder approval or April 30, 2003, into the Company's common stock. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution. The Series H Preferred call provision provides the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003.

During the second quarter, the Company received approximately $5.0 million in purchase commitments from investors to purchase shares of Series H Preferred. In the quarter, the Company sold 275,000 shares of Series H Preferred to investors for net proceeds of $2.75 million. The remaining 225,000 shares of Series H Preferred will be issued in the third quarter.

The Company did not use an underwriter or placement agent in connection with this securities transaction, and no underwriting commissions were paid. No means of general solicitation was used in offering the securities. The securities were sold to a limited group of accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933 (the "Securities Act") in a private placement transactions, exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not Applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable

ITEM 5. OTHER INFORMATION.

Not Applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

a. Exhibits required by Item 601 of Regulation S-K:

3.1* Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation.

10.1* Employment Agreement between Velocity Express Corporation and Jeffry J. Parell dated November 7, 2002.

10.2* Form of Stock Purchase Agreement to purchase Series H Convertible Preferred Stock

10.3* Form of Common Stock Warrant issued in connection with the Company's Series H Convertible Preferred Stock financing.

31.1 Section 302 certification of CEO

31.2 Section 302 certification of CFO

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Filed with initial filing of this Quarterly Report on Form 10-Q for the quarter ended December 28, 2002.

b. Reports on Form 8-K

None

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Minneapolis, State of Minnesota on July 28, 2003.

VELOCITY EXPRESS CORPORATION.

By /s/ Jeffry J. Parell

Jeffry J. Parell
Chief Executive Officer

By /s/ Mark E. Ties

Mark E. Ties
Chief Financial Officer
(Principal Financial and Accounting Officer)

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-Q

(Mark One)

_X_ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 29, 2003

___ TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______ .

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**87-0355929**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7803 Glenroy Road, Suite 200, Minneapolis, Minnesota	**55439**
(Address of Principal Executive Offices)	(Zip Code)

(612) 492-2400

(Registrant's telephone number, including area code)

Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES (X) NO (__)

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES (__) NO (X)

As of May 2, 2003, there were 5,385,525 shares of common stock of the registrant issued and outstanding.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

INDEX TO FORM 10-Q

March 29, 2003

PART I.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value)

	March 29, 2003 (unaudited)	June 29, 2002
ASSETS		
Current assets:		
Cash	$ 1,421	$ 2,704
Accounts receivable, net	42,609	38,816
Accounts receivable - other	1,626	1,895
Prepaid workers' compensation and auto liability insurance	8,634	11,939
Other prepaid expenses	1,863	1,304
Other current assets	367	552
Total current assets	56,520	57,210
Property and equipment, net	10,063	10,970
Goodwill	42,830	42,830
Deferred financing costs, net	1,954	1,916
Other assets	999	963
Total assets	$ 112,366	$ 113,889
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 20,566	$ 19,543
Accrued insurance and claims	5,245	6,084
Accrued wages and benefits	4,697	2,871
Accrued legal and claims	3,560	4,017
Other accrued liabilities	1,199	3,510
Current portion of long-term debt	33,793	30
Total current liabilities	69,060	36,055
Long-term debt less current portion	4,524	38,756
Accrued insurance and claims	6,501	9,763
Shareholders' equity:		
Preferred stock, $0.004 par value, 50,000 shares authorized 13,865 and 13,568 shares issued and outstanding at March 29, 2003 and June 29, 2002, respectively	66,777	64,480
Preferred warrants, 1,042 outstanding at March 29, 2003 and June 29, 2002	7,600	7,600
Common stock, $0.004 par value, 150,000 shares authorized 4,719 and 3,663 shares issued and outstanding at March 29, 2003 and June 29, 2002, respectively	19	15
Stock subscription receivable	(38)	(26)
Additional paid-in-capital	61,172	57,152
Accumulated deficit	(103,121)	(99,766)
Foreign currency translation	(128)	(140)
Total shareholders' equity	32,281	29,315
Total liabilities and shareholders' equity	$ 112,366	$ 113,889

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended	
	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
Revenue	$ 76,335	$ 81,539	$ 229,294	$ 261,742
Cost of services	60,030	62,296	178,226	203,407
Gross profit	16,305	19,243	51,068	58,335
Operating expenses:				
Occupancy	3,475	3,207	9,860	10,036
Selling, general and administrative	14,031	15,424	41,409	48,068
Total operating expenses	17,506	18,631	51,269	58,104
Income (loss) from operations	(1,201)	612	(201)	231
Other income (expense):				
Interest expense	(679)	(838)	(2,250)	(11,785)
Common stock warrant charge	-	-	-	(1,020)
Other	15	46	(29)	1,186
Net loss	$ (1,865)	$ (180)	$ (2,480)	$ (11,388)
Net loss applicable to common shareholders	$ (2,464)	$ (180)	$ (3,355)	$ (21,266)
Basic and diluted net loss per share	$ (0.53)	$ (0.05)	$ (0.77)	$ (6.16)
Basic and diluted weighted average number of common shares outstanding	4,687	3,483	4,355	3,450

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)
(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock		Series H Preferred Stock		Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance at June 29, 2002	2,807	$ 24,304	2,000	$ 13,600	1,830	$ 10,808	1,066	$ 11,389	5,865	$ 4,379	-	$ -	1,042	$ 7,600	3,663	$ 15	$ (26)	$ 57,152	$ (99,766)	$ (140)	$ 29,315
Payments against stock subscription receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18	-	-	-	18
Amortization of stock option expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84	-	-	84
Warrant exercises	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200	1	-	399	-	-	400
Offering costs	-	-	-	-	-	-	-	-	-	(2)	-	(36)	-	-	-	-	-	-	-	-	(38)
Issuance of Series H Preferred Stock	-	-	-	-	-	-	-	-	-	-	500	5,000	-	-	-	-	(30)	-	-	-	4,970
Value of Common Warrants issued in connection with sale of Series H Preferred	-	-	-	-	-	-	-	-	-	-	-	(1,505)	-	-	-	-	-	1,505	-	-	-
Beneficial conversion feature for Series H Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	875	-	-	-	-	-	-	(875)	-	-
Conversion of Series D to Common Stock	-	-	-	-	(63)	(500)	-	-	-	-	-	-	-	-	152	1	-	499	-	-	-
Conversion of Series F to Common Stock	-	-	-	-	-	-	(140)	(1,535)	-	-	-	-	-	-	704	2	-	1,533	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,480)	-	(2,480)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	12
Comprehensive loss																					(2,468)
Balance at March 29, 2003	2,807	$ 24,304	2,000	$ 13,600	1,767	$ 10,308	926	$ 9,854	5,865	$ 4,377	500	$ 4,334	1,042	$ 7,600	4,719	$ 19	$ (38)	$ 61,172	$ (103,121)	$ (128)	$ 32,281

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Amounts in thousands)

	Nine Months Ended	
	March 29, 2003	March 30, 2002
OPERATING ACTIVITIES		
Net loss	$ (2,480)	$ (11,388)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation	2,693	2,752
Amortization	690	626
Equity instruments issued in lieu of payment for services received	-	1,170
Amortization of stock option expense	84	-
Non cash interest expense	256	8,971
Other	32	52
Gain on sale of assets	-	(1,064)
Gain on retirement of equipment	(11)	(80)
Change in operating assets and liabilities:		
Accounts receivable	(3,793)	4,316
Other current assets	3,301	453
Other assets	(36)	(223)
Accounts payable	1,435	(997)
Accrued liabilities	(5,506)	(10,041)
Cash used in operating activities	(3,335)	(5,453)
INVESTING ACTIVITIES		
Proceeds from sale of assets	11	1,199
Purchases of equipment	(1,818)	(3,631)
Other	104	(89)
Cash used in investing activities	(1,703)	(2,521)
FINANCING ACTIVITIES		
(Repayments) borrowings under revolving credit agreement, net	(817)	589
Payments on acquisition notes	-	(2,000)
Proceeds from subscription notes	(12)	-
Proceeds from issuance of preferred stock, net	4,721	11,235
Proceeds from issuance of common stock, net	400	195
Debt financing costs	(537)	(1,454)
Cash provided by financing activities	3,755	8,565
Net (decrease) increase in cash and cash equivalents	(1,283)	591
Cash and cash equivalents, beginning of period	2,704	2,932
Cash and cash equivalents, end of period	$ 1,421	$ 3,523

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation and its subsidiaries (collectively, the "Company") are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements included herein have been prepared by Velocity Express Corporation which, together with its wholly-owned subsidiaries, shall be referred to herein as the "Company," without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 29, 2003, and the results of its operations for the three and nine months ended March 29, 2003, and its cash flows for the nine months ended March 29, 2003 have been included. Certain information in footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the financial statements for the year ended June 29, 2002, and the footnotes thereto, included in the Company's Report on Form 10-K, filed with the Securities and Exchange Commission.

Principles of Consolidation – The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the consolidation.

Comprehensive income (loss) – Comprehensive loss was $2.5 million and $11.5 million for the nine months ended March 29, 2003 and March 30, 2002, respectively. The difference between net loss and total comprehensive loss in the respective periods related to foreign currency translation adjustments.

New accounting pronouncements – In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* effective for fiscal years beginning after December 15, 2001. This statement develops one accounting model (based on the model in SFAS No. 121) for long-lived assets to be disposed of, expands the scope of discontinued operations and modifies the accounting for discontinued operations. The adoption of this statement beginning fiscal 2003 has not had a material impact on the Company's consolidated financial position or results of operations.

Earnings per Share – Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company. For all periods presented, diluted net loss per share is equal to basic net loss per share because the effect of including such securities or obligations would have been antidilutive.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The following table sets forth a reconciliation of the numerators and denominators of basic and diluted net loss per common share:

	Three Months Ended		Nine Months Ended	
	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
	(In thousands, except per share amounts)			
Numerator				
Net loss	$ (1,865)	$ (180)	$ (2,480)	$ (11,388)
Beneficial conversion feature for Series B Preferred	-	-	-	(2,700)
Adjustment of Common Warrants issued in connection with sale of Series F Preferred to market value	-	-	-	(258)
Accretion of Series B Preferred Stock	-	-	-	(348)
Accretion of Series D Preferred Stock	-	-	-	(182)
Beneficial conversion feature for Series H Preferred	(599)	-	(875)	-
Adjustment of Preferred Series C Warrants to market value	-	-	-	(3,770)
Adjustment of Preferred Series D Warrants to market value	-	-	-	(2,620)
Net loss applicable to common shareholders	$ (2,464)	$ (180)	$ (3,355)	$ (21,266)
Denominator for basic and diluted loss per share				
Weighted average shares	4,687	3,483	4,355	3,450
Basic and diluted loss per share	$ (0.53)	$ (0.05)	$ (0.77)	$ (6.16)

Stock-Based Compensation – In accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company accounts for its stock option plans under APB Opinion No. 25 and related interpretations. If the Company had applied the fair value recognition provisions of SFAS No. 123, net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended	
	March 29, 2003	March 30, 2002	March 29, 2003	March 30, 2002
	(In thousands, except per share amounts)			
Net loss applicable to common shareholders:				
As reported	$ (2,464)	$ (180)	$ (3,355)	$ (21,266)
Pro forma	$ (2,851)	$ (281)	$ (4,725)	$ (21,569)
Basic and diluted loss per common share:				
As reported	$ (0.53)	$ (0.05)	$ (0.77)	$ (6.16)
Pro forma	$ (0.61)	$ (0.08)	$ (1.08)	$ (6.25)

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	March 29, 2003	June 29, 2002
	(Amounts in thousands)	
Revolving note	$ 33,671	$ 34,488
Senior subordinated note	4,516	4,260
Other	130	38
	38,317	38,786
Less current maturities	(33,793)	(30)
Total	$ 4,524	$ 38,756

Borrowings under the revolving note are limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at March 29, 2003), or, at the Company's election, at LIBOR plus 3%. As of March 29, 2003, the Company has 88% of the facility under LIBOR contracts at interest rates ranging from 4.375% to 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility matures January 2004.

The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.5 million at March 29, 2003, and is being amortized over the remaining term of the note. The warrant has an exercise price of $7.44 per share and entitles the holder to acquire, in whole or in part 608,099 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement.

The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels.

4. SHAREHOLDERS' EQUITY

Series H Convertible Preferred Stock – The Company while in the process of raising subordinated debt, authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible into the Company's common stock upon the later of shareholder approval or April 30, 2003. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution.

The Company sold 500,000 shares of Series H Preferred to investors for net proceeds of $5.0 million. In connection with the sales of Series H Preferred, the Company issued five-year warrants to purchase 2.5 million shares of common stock at an exercise price of $0.01 per share. The proceeds from the Series H Preferred were allocated based upon their relative fair values between the warrants and the Series H Preferred resulting in an allocation of $1.5 million from Series H Preferred to additional paid in capital. The Series H Preferred was deemed to have contained a beneficial conversion amounting to $0.9 million, $0.3 million of which was recognized in the quarter ended December 28, 2002 and the remainder in the quarter ended March 29, 2003 as a deemed dividend to preferred shareholders.

The Series H Preferred contained a call provision that provided the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003. If the Company did not call the Series H Preferred prior to the call date, the Company would be required to issue a warrant to purchase additional shares of common stock. Subsequent to the third quarter, the Company did not exercise its call right with respect to the Series H Preferred prior to its expiration on April 30, 2003, and on May 1, 2003 issued 3.8 million warrants with a five-year term and an exercise price of $0.01 per share to the holders of the Series H Preferred. The fair value of these warrants will be accounted for on the date of their issuance as a deemed dividend to the preferred shareholders which will increase the accumulated deficit and additional paid in capital. The Company has not yet determined the amount of this charge.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

In accordance with the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements in this Form 10-Q and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no statements contained in this Form 10-Q should be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The risks and uncertainties inherent in these forward-looking statements could cause results to differ materially from those expressed in or implied by these statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-Q is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

Overview

Velocity Express Corporation and its subsidiaries are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada.

The Company has one of the largest nationwide networks of customized, time-critical delivery solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer, for example, financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence.
- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

The Company's customers represent a variety of industries and utilize the Company's services across multiple service offerings. Revenue categories and percentages of total revenue are as follows:

Financial services	30.3%
Healthcare	24.3%
Commercial	20.8%
Office products	13.8%
Energy	5.5%
Technology	5.2%
Third-party logistics	4.1%

Historical Results of Operations

Revenue for the quarter ended March 29, 2003 decreased $5.2 million or 6.4% to $76.3 million from $81.5 million for the quarter ended March 30, 2002. Approximately $6.9 million of the decline relates to customer attrition, revenue loss associated with pricing pressure, and volume declines during the first two months of the quarter resulting from severe weather and a soft economy. This decline was offset by revenue growth from new customer contracts in the third quarter of fiscal 2003 of approximately $1.7 million.

Revenue for the nine months ended March 29, 2003 decreased $32.4 million or 12.4% to $229.3 million from $261.7 million for the nine months ended March 30, 2002. The decrease in revenue for the nine months ended March 29, 2003 compared to the same period last year is the result of the consolidation of unprofitable locations and the divesture of a non-core air courier business operation of $4.1 million and lower volume experienced in the first nine months as a result of customer attrition, revenue loss associated with pricing pressure, and volume declines from the soft economy and severe weather of approximately $35.6 million. New customer contracts resulted in revenue growth from in the first nine months of approximately $7.3 million.

Cost of services for the quarter ended March 29, 2003 was $60.0 million, a reduction of $2.3 million or 3.7% from $62.3 million for the quarter ended March 30, 2002. The reduction of $2.3 million consists of $4.0 million in reduced costs as a result of the reduced revenue described above and an increase of $1.7 million related to savings achieved in the prior-year quarter, as the Company aggressively transitioned a large portion of its business to the variable cost model resulting in higher than normal insurance and vehicle savings in the prior-year quarter. While the Company continues to implement its variable cost strategy and to position itself for improvement in its cost structure, it will continue to realize savings related to insurance expense and overall driver and vehicle-related costs, but at a lower rate going forward.

Cost of services for the nine months ended March 29, 2003 was $178.2 million, a reduction of $25.2 million or 12.4% from $203.4 million for the nine months ended March 30, 2002. Year-over-year, gross margin remained constant at 22.3% resulting in the entire reduction in cost of services of $25.2 million correlating to the reduced revenue described above, including $3.7 million related to the divestiture of a non-core air courier business operation. The continued transition to the variable cost model using independent contractors and employee-owner operators in greater proportion to employee drivers has allowed the Company to maintain consistent margins year over year through the third quarter. The Company expects to continue to realize savings related to insurance expense and overall driver and vehicle-related costs, but at a lower rate going forward.

Selling, general and administrative ("SG&A") expenses for the quarter ended March 29, 2003 were $14.0 million or 18.4% of revenue, a reduction of $1.4 million or 9.1% as compared with $15.4 million or 18.9% of revenue for the quarter ended March 30, 2002. The decrease in SG&A for the quarter resulted from the Company's continued focus on integrating its back office functions and scaling back expenses as a result of the soft economy.

SG&A expenses for the nine months ended March 29, 2003 were $41.4 million or 18.1% of revenue, a reduction of $6.7 million or 13.9% as compared with $48.1 million or 18.4% of revenue for the nine months ended March 30, 2002. The decrease in SG&A for the first nine months of fiscal 2003 resulted from integrating, through technology, all back office processes into one common platform as well as the Company's continued focus on this integration and scaling back expenses as a result of the soft economy. The sale of a non-core air courier business operation eliminated $0.6 million of related costs.

Occupancy charges for the quarter ended March 29, 2003 were $3.5 million, an increase of $0.3 million or 9.4% from $3.2 million for the quarter ended March 30, 2002. The increase for the quarter is related to new office startups and higher utility costs related to the cold weather and higher fuel costs.

Occupancy charges for the nine months ended March 29, 2003 were $9.9 million, a reduction of $0.1 million or 1.0% from $10.0 million for the nine months ended March 30, 2002. The improvement for the first nine months is due to divestitures of a non-core air courier business operation and lower rental rates being implemented in various locations during the first half, offset by slightly higher costs in the third quarter related to new office startups and higher utility costs related to the cold weather and higher fuel costs.

Interest expense for the quarter ended March 29, 2003 decreased $0.1 million to $0.7 million from $0.8 million for the quarter ended March 30, 2002 primarily as a result of lower interest rates related to the Company's borrowings due to the Company's use of LIBOR contracts for the majority of its borrowings under the revolving credit facility.

Interest expense for the nine months ended March 29, 2003 decreased $9.5 million to $2.3 million from $11.8 million for the nine months ended March 30, 2002. Included in interest expense for the prior-year period are certain non-cash charges related to the preferred stock amounting to approximately $4.7 million and a non-cash charge of $4.0 million related to a long-term guarantee the Company received from its largest shareholder on two letters of credit supporting the Company's revolving credit facility. Interest expense related to the Company's borrowings decreased $0.6 million over the same period in the prior year as a result of lower interest rates due to the Company's use of LIBOR contracts for the majority of its borrowings under the revolving credit facility.

As compensation for structuring and finalizing the agreement between the Company and CEX which occurred in July 2001, the Company issued common stock warrants in the first quarter of fiscal 2002. The fair value of the warrants was approximately $1.0 million and was included in other expense in the statement of operations in fiscal 2002.

As a result of the foregoing factors, the net loss for the quarter ended March 29, 2003 was $1.9 million, compared with $0.2 million for the same period in fiscal 2002, a decline of $1.7 million. Net loss for the nine months ended March 29, 2003 was $2.5 million, compared with $11.4 million for the same period in fiscal 2002, an improvement of $8.9 million.

Net loss applicable to common shareholders was $2.5 million for quarter ended March 29, 2003 as compared with $0.2 million for the same period in fiscal 2002. Net loss applicable to common shareholders was $3.4 million for nine months ended March 29, 2003 as compared with $21.3 million for the same period in fiscal 2002. The difference in the current year between net loss applicable to common shareholders and net loss relates to the beneficial conversion associated with Series H Preferred. In the prior year, the difference between net loss applicable to common shareholders and net loss was comprised of non-cash charges associated with the Company's redeemable preferred stock and the elimination of the redemption features in December 2001.

Liquidity and Capital Resources

Cash flow used in operations was $3.3 million for the first nine months of fiscal 2003. This use of funds was comprised of cash generated from operations of $1.3 million offset by cash flows used as a result of working capital changes of $4.6 million. Cash used related to accounts receivable was approximately $3.8 million. In 2003, the Company experienced an increase in its days sales outstanding ("DSO") as a result of the impact the economy has had on its customers' payment practices. The Company has implemented new credit policies and has increased its scrutiny of its accounts receivable base, but as yet, has not returned the Company's accounts receivable to fiscal 2002 DSO operating levels. Prepaid workers' compensation resulted in $2.7 million in working capital due to a loss fund adjustment returned by the insurance carrier because of claims not developing as the insurance carrier expected. This adjustment is a continued benefit from our transition to the variable cost model. The remaining use of working capital during the first nine months included approximately $5.1 million due to funding of claims (including insurance, cargo and legal) and the funding of other miscellaneous accruals.

Cash flow used as a result of investing activities was $1.7 million and consisted primarily of capital expenditures for the Company's continued implementation of the customer-driven technology solutions initiative. The Company's customer-driven technology solutions initiative is comprised of two elements: (i) smart package tracking technology which will provide a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval.

Cash flow from financing activities amounted to $3.8 million during the first nine months of fiscal 2003. The primary source of cash was from the issuance of the Series H Preferred, which provided net proceeds of $4.7 million. Repayments on the revolving credit facility used $0.8 million, and debt financing costs used $0.5 million. The exercise of common warrants resulted in proceeds of $0.4 million.

The Company reported a loss from operations of approximately $0.2 million for the first nine months of fiscal 2003 and has negative working capital of approximately $12.5 million at March 29, 2003, primarily due to the reclassification of the credit facility as current due to its expiration in January 2004. The Company has begun the process of working with its current lender to extend the facility, and expects to have the facility extended by the end of the first quarter in fiscal 2004.

The Company while in the process of raising subordinated debt, authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible into the Company's common stock upon the later of shareholder approval or April 30, 2003. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution.

The Company sold 500,000 shares of Series H Preferred to investors for net proceeds of $5.0 million. In connection with the sales of Series H Preferred, the Company issued five-year warrants to purchase 2.5 million shares of common stock at an exercise price of $0.01 per share. The proceeds from the Series H Preferred were allocated based upon their relative fair values between the warrants and the Series H Preferred resulting in an allocation of $1.5 million from Series H Preferred to additional paid in capital. The Series H Preferred was deemed to have contained a beneficial conversion amounting to $0.9 million, $0.3 million of which was recognized in the quarter ended December 28, 2002 and the remainder in the quarter ended March 29, 2003 as a deemed dividend to preferred shareholders.

The Series H Preferred contained a call provision that provided the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003. If the Company did not call the Series H Preferred prior to the call date, the Company would be required to issue a warrant to purchase additional shares of common stock. Subsequent to the third quarter, the Company did not exercise its call right with respect to the Series H Preferred prior to its expiration on April 30, 2003, and on May 1, 2003 issued 3.8 million warrants with a five-year term and an exercise price of $0.01 per share to the holders of the Series H Preferred. The fair value of these warrants will be accounted for on the date of their issuance as a deemed dividend to the preferred shareholders which will increase the accumulated deficit and additional paid in capital. The Company has not yet determined the amount of this charge.

As of March 29, 2003, the Company had no outstanding purchase commitments for capital improvements.

In the short term, the Company intends to continue the execution of activities it previously initiated over the past 18 months to further improve the operating performance of the Company and to meet its fiscal 2003 financial plan. These activities include, but are not limited to, expanding the variable cost model using independent contractors and employee owner-operators in greater proportion to employee drivers, the implementation of customer-driven technology solutions and continued leveraging of the consolidated back office SG&A platform. Currently, the Company has sufficient cash to fund the fiscal 2003 operating plan as discussed above. If however, the Company elects to accelerate its transition to a variable cost model using independent contractors and employee owner-operators as a result of continued increases in insurance and fuel costs or expands the implementation of its customer-driven technology solutions due to customer demands or competitive pressures as a result of continued softness in the economy, the Company may need to secure additional funding. If additional funding is required, the Company will continue to secure additional financing from its lenders or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

In the long term, the Company intends to continue to fund its operations through the extension of its existing revolving credit and senior subordinated debt facilities. The revolving credit facility with Fleet Capital Corporation allows for borrowings under the revolving note limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at March 29, 2003), or, at the Company's election, at LIBOR plus 3%. As of March 29, 2003, the Company has 88% of the revolving credit facility under LIBOR contracts at interest rates ranging from 4.375% to 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The term of the revolving credit facility is two years, ending January 2004. The Company has begun the process of working with its current lender to extend the revolving credit facility, and expects to have the credit facility extended by the end of the first quarter in fiscal 2004. Until such time the Company does not expect any changes in its capacity to borrow funds under its revolving credit facility. The senior subordinated note has interest payable quarterly at 12% per annum and is due September 30, 2004. The note is subordinate to the revolving credit facility. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.5 million at March 29, 2003, and is being amortized over the remaining term of the note. The warrant has an exercise price of $7.44 per share and entitles the holder to acquire, in whole or in part 608,099 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement. If additional funding is required as a result of working capital requirements due to business expansion or changes in working capital requirements, the Company will attempt to secure additional financing from its existing lenders through the expansion of these facilities or through the issuance of additional equity; however, there can be no assurance that such funding can be obtained.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks.

The Company has revolving debt of $33.7 million at March 29, 2003. Approximately 88% of the Company's borrowings under the revolving credit facility are currently under LIBOR contracts with fixed interest rates and various maturity dates, reducing the exposure to market risk until such time as the expiration of the individual

LIBOR contracts. If, however, the entire revolving credit facility were subject to a one percentage point change in the borrowing rate, the corresponding annualized effect on interest expense would be $337,000.

ITEM 4. CONTROLS AND PROCEDURES.

(a) Evaluation of disclosure controls and procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in its periodic SEC filings.

(b) Changes in internal controls

The Company maintains a system of internal accounting controls that is designed to provide reasonable assurance that the Company's books and records accurately reflect its transactions and that the established policies and procedures are followed. For the quarter ended March 29, 2003, there were no significant changes to internal controls or in other factors that could significantly affect the Company's internal controls.

PART II

ITEM 1. LEGAL PROCEEDINGS.

Velocity is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involve workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. Velocity carries workers' compensation insurance and auto liability coverage for its employees for the current policy year. Velocity and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of Velocity. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes, are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.

- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

The following describes sales of the Company's securities in the last fiscal quarter without registration under the Securities Act of 1933 (the "Securities Act"):

The Company authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The initial conversion price of the Series H Preferred is $1.00 per common share, and is convertible into the Company's common stock upon the later of shareholder approval or April 30, 2003. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution.

During the third quarter, the Company sold 225,000 shares of Series H Preferred to investors for net proceeds of $2.25 million and issued 1.1 million five-year common stock warrants at an exercise price of $0.01 per share, bringing the total number of shares of Series H Preferred sold to 500,000, the total five-year common stock warrants issued to 2.5 million, and the total proceeds to $5.0 million.

The Company did not use an underwriter or placement agent in connection with selling the Series H Preferred, and no underwriting commissions were paid. No means of general solicitation was used in offering the securities. The securities were sold to a limited group of accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933 (the "Securities Act") in a private placement transactions, exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

Not Applicable

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable.

ITEM 5. OTHER INFORMATION.

Not Applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

a. Exhibits required by Item 601 of Regulation S-K:

10.1 Form of Stock Purchase Agreement to Purchase Series H Convertible Preferred Stock

99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

b. Reports on Form 8-K

The Company filed one report on Form 8-K during the fiscal quarter ended March 29, 2003, as follows:

(1) Current Report on Form 8-K filed on January 24, 2003, relating that the Company received a notice from The Nasdaq Stock Market stating that because the trading price for the Company's common stock had closed below $1.00 per share for the previous 30 consecutive trading days, the Company was not in compliance with the minimum bid requirements for continued listing on the Nasdaq SmallCap Market. The Company was granted 180 days to demonstrate compliance. The Company can demonstrate compliance if its common stock trades for $1.00 per share or more for ten consecutive trading days. The Company believes that it will be able to achieve compliance with the Nasdaq rules for continued listing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Minneapolis, State of Minnesota on May 13, 2003.

VELOCITY EXPRESS CORPORATION.

By /s/ Jeffry J. Parell
JEFFRY J. PARELL
Chief Executive Officer

By /s/ Mark E. Ties
MARK E. TIES
Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATIONS

I, Jeffry J. Parell, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Velocity Express Corporation;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   - designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly report is being prepared;
   - evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   - presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   - all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   - any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 13, 2003

/s/ Jeffry J. Parell
JEFFRY J. PARELL
Chief Executive Officer

I, Mark E. Ties, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Velocity Express Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   - designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the quarterly report is being prepared;

   - evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   - presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   - all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   - any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: May 13, 2003

/s/ Mark E. Ties
MARK E. TIES
Chief Financial Officer


Velocity
express

Velocity Express Corporation
7803 Glenroy Road, Suite 200
Minneapolis, MN 55439
612.492.2400

www.velocityexpress.com